UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

March 29, 2023

Date of Report (Date of earliest event reported)

Insight Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40775	86-3386030
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 East 91st Street New York, NY	10128
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 374-2922

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-half of one redeemable warrant	INAQ.U	The New York Stock Exchange
Class A common stock, $0.0001 par value per share	INAQ	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	INAQ.WS	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

On April 3, 2023, Insight Acquisition Corp., a Delaware corporation (“SPAC”), Avila Amalco Sub Inc., an Alberta corporation (“Amalco Sub”) and Avila Energy Corporation, an Alberta corporation (“Avila”), entered into a business combination agreement and plan of merger (the “BCA”) pursuant to which SPAC will acquire Avila for consideration of shares in SPAC following its redomicile into the Province of Alberta (as further explained below). The terms of the BCA, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the mergers and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the BCA.

The BCA

Structure of the Transaction

The acquisition is structured as a redomicle followed by a reverse triangular merger transaction, resulting in the following:

(a)

prior to the closing of the business combination, SPAC will continue (the “SPAC Continuance”) from the State of Delaware under the Delaware General Corporation Law (“DGCL”) to the Province of Alberta under the Business Corporations Act (Alberta) (“ABCA”) and change its name to Avila Energy Inc. (“AB PubCo”).

(b)

at least one Business Day following the SPAC Continuance, and in accordance with the applicable provisions of the the Plan of Arrangement and the ABCA, Amalco Sub and the Company will merge to form one corporate entity with the same effect as if they had amalgamated under Section 181 of the ABCA (the “Amalgamation”), and as a result of the Amalgamation, (i) each Company Share issued and outstanding immediately prior to the Amalgamation Effective Time will be automatically exchanged for the right to receive a number of AB PubCo Common Shares equal to the Conversion Ratio, and (ii) each Company Option and Company Warrant issued and outstanding immediately prior to the Amalgamation Effective Time will be assumed by AB PubCo and shall be converted into a Converted Option and Converted Warrant, respectively, and (iii) each Company Debenture issued and outstanding immediately prior to the Amalgamation Effective Time (for the avoidance of doubt, excluding the Forced Conversion Company Debentures) will be amended to be convertible for common shares of the Avila Surviving Company, which common shares of the Avila Surviving Company, upon issuance following exercise of the applicable Company Debenture, will be immediately and automatically exchanged for an equivalent number of AB PubCo Common Shares (the SPAC Continuance and the Amalgamation, together with the other transactions related thereto, the “Proposed Transactions”).

(c)

Contemporaneously with the execution of the BCA, several investors entered into a forward share purchase agreement pursuant to which such investors may purchase SPAC Class A Shares from other SPAC Shareholders who have elected to redeem such shares in connection with the Proposed Transactions. Purchases by such investors will be made through brokers in the open market after the redemption deadline in connection with the Proposed Transactions at a price no higher than the redemption price to be paid by SPAC in connection with the Proposed Transactions.

(d)

In addition, contemporaneously with the execution of the BCA, (i) Mr. Leonard Van Betuw, the principal shareholder of Avila, certain Avila directors, officers, employees and consultants (the “Company Earn-Out Participants”) entitled to receive a portion of the Earn-Out Shares (as defined below) entered into a Company Support & Lock-Up Agreement (the “Company Support Agreement”), pursuant to which Mr. Van Betuw agreed, among other things, to approve the BCA and the Proposed Transactions and such Company Earn-Out Participants agreed to certain transfer restrictions regarding any Earn-Out Shares they may receive, and (ii) certain holders of SPAC’s common stock, par value $0.0001 per share (“SPAC Common Stock”) entered into an amended and restated Sponsor Support Agreement (the “Founder Support Agreement”), pursuant to which, among other things, such holders of SPAC Common Stock agreed to approve the BCA and the Proposed Transactions and pursuant to which the lock-up provisions originally agreed to at the time of the SPAC’s IPO were modified, as more fully described below.

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Pursuant to such amended and restated Founder Support Agreement, such SPAC parties have agreed not to transfer AB PubCo common shares, par value $0.0001 per share (“AB PubCo Common Shares”) received pursuant to the SPAC Continuance or as Earn-Out Shares (each as defined below) except as follows:

•	From and after the Closing Date, 50% of such SPAC party’s AB PubCo Common Shares received in the SPAC Continuance shall not be subject to any lock-up restrictions and shall be freely tradable.

•

From and after the earlier of (i) the one year anniversary of the Closing Date, and (ii) the date on which the closing price of the AB PubCo Common Shares equals or exceeds $12.00 per share for any twenty (20) Trading Days within any thirty (30)-consecutive Trading Day period beginning at least 150 days following the Closing Date, each such SPAC Party may sell the remaining 50% of such party’s AB PubCo Common Shares received in the SPAC Continuance.

•	From and after the issuance of Earn-Out Shares, if any, 50% of such SPAC party’s Earn-Out Shares shall not be subject to any lock-up restrictions and shall be freely tradable.

•	From and after the six month anniversary of the issuance of Earn-Out Shares, each such SPAC party may sell the remaining 50% of such party’s Earn-Out Shares.

Pursuant to each Company Support Agreement, such Avila parties have agreed not to transfer AB PubCo Common Shares received as Share Consideration or Earn-Out Shares (each as defined below) except as follows:

•	From and after the Closing Date, 50% of such Avila party’s AB PubCo Common Shares received as Share Consideration shall not be subject to any lock-up restrictions and shall be freely tradable.

•

From and after the earlier of (i) the one year anniversary of the Closing Date, and (ii) the date on which the closing price of the AB PubCo Common Shares equals or exceeds $12.00 per share for any twenty (20) Trading Days within any thirty (30)-consecutive Trading Day period beginning at least 150 days following the Closing Date, each such Avila Party may sell the remaining 50% of such party’s AB PubCo Common Shares received as Share Consideration.

•	From and after the issuance of Earn-Out Shares, if any, 50% of such Avila’s party’s Earn-Out Shares shall not be subject to any lock-up restrictions and shall be freely tradable.

•	From and after the six month anniversary of the issuance of Earn-Out Shares, each such Avila party may sell the remaining 50% of such party’s Earn-Out Shares.

In the event of certain changes of control of AB PubCo after the Closing Date pursuant to which all of its securityholders shall be entitled to exchange such securities for cash, securities or other property, all of such foregoing lock-up provisions shall terminate automatically.

Consideration

(a)    Closing Share Consideration

The Share Consideration for Avila Securityholders is 12,528,000 AB PubCo Common Shares issued on the Closing Date (the “Share Consideration”), together with the assumption by AB PubCo of certain options and warrants of Avila outstanding at the Closing Date.

SPAC Common Stock and warrants issued and outstanding immediately prior to the consummation of the Proposed Transactions will become AB PubCo Common Shares or AB PubCo warrants, as the case may be, on a one-for-one basis by operation of law pursuant to the SPAC Continuance.

(b)    Earn-Out Shares

Certain directors, officers, employees and consultants of Avila who are residents of Canada for Canadian tax purposes and certain designees of SPAC may be issued up to 7,000,000 additional AB PubCo Common Shares (“Earnout Shares”). The Earnout Shares will be issued if, for any twenty (20) Trading Days within any thirty (30)-consecutive Trading Day period beginning on the Closing Date and ending on the date that is forty-eight (48) months following the Closing Date, the VWAP of AB PubCo Common Shares equals or exceeds $15.00 per share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

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Proxy Statement/Prospectus and Stockholder Meeting

As promptly as practicable after the date of the BCA, (i) SPAC will prepare and file with the Securities and Exchange Commission (the “SEC”) the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of SPAC soliciting proxies from such stockholders to obtain the Required SPAC Shareholder Approval at the meeting of SPAC’s stockholders and (ii) AB PubCo and SPAC will prepare and file with the SEC a registration statement on Form S-4 or such other applicable form, in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the AB PubCo Common Shares issuable in connection with the Proposed Transactions.

Closing

The Closing will be on a date to be specified by SPAC and Avila, but in no event later than two Business Days following the satisfaction or waiver of all of the closing conditions. It is expected that the Closing will occur on or before September 7, 2023.

Representations, Warranties and Covenants

The BCA contains customary representations, warranties and covenants of (a) Avila and (b) SPAC and Amalco Sub relating to, among other things, their ability and authority to enter into the BCA and their capitalization and operations.

Conditions to Closing

General Conditions

The obligation of the parties to consummate the Proposed Transactions is conditioned on, among other things, the satisfaction or waiver (where permissible) by SPAC and Avila of the following conditions, (a) the stockholders of SPAC have approved and adopted the Required SPAC Shareholder Approval; (b) absence an adverse Law or Order of a Governmental Authority; (c) the waiting period for the HSR Filing has expired or been terminated; (d) the AB PubCo Common Shares, shall have been approved for listing on The New York Stock Exchange or The NASDAQ Stock Market; and (e) shareholders of Avila shall have approved the Plan of Arrangement in accordance with the ABCA.

SPAC and Amalco Sub Conditions to Closing

The obligations of SPAC, and Amalco Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver by SPAC (where permissible) of the following additional conditions:

•

The (i) Company Specified Representations are true and correct in all material respects at and as of the Closing Date as though such Company Specified Representations were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), and (ii) representations and warranties set forth in Article V (other than the Company Specified Representations), without giving effect to materiality, Material Adverse Effect or similar qualifications, are true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the “Avila Representation Condition”).

•

Avila shall have performed or complied in all material respects with all agreements and covenants required by the BCA to be performed or complied with by it on or prior to the consummation of the Amalgamation (the “Avila Covenant Condition”).

•	There has been no event that is continuing that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Avila MAE Condition”).

•	The Guatemala Oil and Gas Joint Venture Agreement shall have been entered into in form and substance reasonably acceptable to SPAC.

•

Avila shall have delivered to SPAC a certificate, dated the Closing Date, signed by an executive officer of Avila, certifying as to the satisfaction of the Avila Representation Condition, the Avila Covenant Condition and the Avila MAE Condition (as it relates to Avila).

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•

Avila shall have delivered a certificate, signed by the secretary of Avila, certifying that true, complete and correct copies of the Organizational Documents of Avila, as in effect on the Closing Date, and the resolutions of Avila’s board of directors authorizing and approving the Proposed Transactions are attached to such certificate.

•	Avila shall have delivered, or cause to be delivered, to SPAC and AB PubCo counterpart signatures of any outstanding Company Support Agreements.

Avila Conditions to Closing

The obligations of Avila to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

•

The (i) SPAC Specified Representations are true and correct in all material respects at and as of the Closing Date as though such SPAC Specified Representations were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), and (ii) representations and warranties set forth in Articles III and IV (other than the SPAC Specified Representations), without giving effect to materiality, Material Adverse Effect or similar qualifications, are true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect (the “SPAC Representation Condition”).

•

Each of SPAC and Amalco Sub, respectively, shall have performed or complied in all material respects with all agreements and covenants required by the BCA to be performed or complied with by it on or prior to the consummation of the SPAC Continuance (the “SPAC Covenant Condition”).

•	There has been no event that is continuing that would individually, or in the aggregate, reasonably be expected to have an SPAC Material Adverse Effect (the “SPAC MAE Condition”).

•

SPAC shall have delivered to Avila a certificate, dated the Closing Date, signed by an authorized officer of SPAC, certifying as to the satisfaction of the SPAC Representation Condition, the SPAC Covenant Condition and the SPAC MAE Condition.

•

SPAC shall have delivered to Avila, dated the Closing Date, signed by the Secretary of SPAC certifying as to the resolutions of SPAC’s, and Amalco Sub’s respective board of directors unanimously authorizing and approving the Proposed Transactions and respective stockholders or members, as applicable, authorizing and approving the Proposed Transactions.

•	The individuals set forth on a schedule to the BCA shall have entered into indemnification agreements with AB PubCo effective as of the Closing.

•	SPAC and AB PubCo shall have delivered to Avila resignations of certain directors and executive officers of SPAC and Amalco Sub.

Termination

The BCA may be terminated at any time by Avila or SPAC, respectively, as follows:

(a)

By SPAC or Avila, if (i) SPAC and Avila provide mutual written consent; (ii) the Amalgamation does not occur on or before October 31, 2023 subject to a one-time thirty (30)-day extension upon written agreement of the parties (the “Outside Date”) (provided, however, that the right to terminate the BCA under the clause described in this clause will not be available to a party if the inability to satisfy such conditions was due to the failure of such party to perform any of its obligations under the BCA); (iii) if any adverse Law or Order of a Governmental Authority is in effect and has become final and nonappealable; or (iv) if either the Required SPAC Shareholder Approval or the Company Shareholder Approval is not adopted and approved.

(b)

By SPAC or Avila if Avila’s board of directors or any committee thereof has withdrawn or modified, or publicly proposed or resolved to withdraw, the recommendation that the Avila Shareholders vote in favor of the Company Shareholder Approval or Avila enters into a Superior Proposal, in which case Avila must pay SPAC a $5 million termination fee.

(c)

By Avila upon written notice to SPAC, in the event of a breach of any representation, warranty, covenant or agreement on the part of the Acquiror Parties, such that the conditions specified in Sections 8.2(a) or 8.2(b) of the BCA would not

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be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by SPAC within 30 Business Days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the Outside Date; provided, that Avila will not have the right to terminate if it is then in breach of any of its representations, warranties, covenants or agreements set forth in the BCA.

(d)

By Avila upon written notice to SPAC if there has been a SPAC Material Adverse Event or Amalco Sub Material Adverse Event which is not cured by SPAC within 30 Business Days days after receipt of written notice thereof.

(e)

By SPAC upon written notice to Avila, in the event of a breach of any representation, warranty, covenant or agreement on the part of Avila, such that the conditions specified in Section 8.3(a) or 8.3(b) of the BCA would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Avila within 30 Business Days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the Outside Date; provided, that SPAC will not have the right to terminate the BCA if it is then in breach of any of its representations, warranties, covenants or agreements set forth in the BCA or if Avila has filed (and is then pursuing) an action seeking specific performance, in which case Avila must pay SPAC a $5 million termination fee.

(g)

By SPAC upon written notice to Avila if there has been a Company Material Adverse Event which is not cured by Avila within 30 Business Days after receipt of written notice thereof, in which case Avila must pay SPAC a $5 million termination fee.

A copy of the BCA is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the BCA is qualified in its entirety by reference to the full text of the BCA filed with this Current Report on Form 8-K. The BCA is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about SPAC, Avila or the other parties thereto. In particular, the assertions embodied in representations and warranties by Avila, AB PubCo, SPAC, and Amalco Sub contained in the BCA are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the BCA. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the BCA. Moreover, certain representations and warranties in the BCA were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the BCA as characterizations of the actual state of facts about Avila, AB PubCo, SPAC and Amalco Sub.

Amended and Restated Sponsor Support Agreement

Contemporaneously with the execution of the BCA, certain holders of the SPAC Common Stock entered into the amended and restated Sponsor Support Agreement, pursuant to which such holders agreed to approve the BCA and the Proposed Transactions and to continue to observe modified restrictions on transfer of SPAC securities beneficially owned by them as described above.

The foregoing description of the Amended and Restated Sponsor Support Agreement is qualified in its entirety by reference to the full text of Amended and Restated Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Company Support & Lock-Up Agreement

Contemporaneously with the execution of the BCA, Mr. Leonard Van Betuw entered into a Company Support & Lock-Up Agreement, pursuant to which he agreed to approve the BCA and the Proposed Transactions and to observe certain restrictions on transfer of Avila securities beneficially owned by him as described above.

The foregoing description of the Company Support & Lock-Up Agreement is qualified in its entirety by reference to the full text of Company Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Contemporaneously with the execution of the BCA, certain holders of the SPAC Common Stock entered into the Amended and Restated Registration Rights Agreement, pursuant to such parties agreed to modify existing registration rights regarding SPAC securities beneficially owned by them.

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The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Underwriting Agreement Amendment

In connection with the Proposed Transactions, on April 3, 2023, SPAC entered into a fee reduction agreement (the “Underwriting Agreement Amendment”) relating to the underwriting agreement, dated September 1, 2021, by and between SPAC and the representative of the several underwriters listed on Schedule A thereto (the “IPO Underwriters”) pursuant to which the representative agreed to irrevocably forfeit $5.4 million of the deferred underwriting discount of $8.4 million that it was previously entitled to receive at the closing of the Proposed Transactions. Such reduction was applicable only to the representative, individually and not as representative for the other IPO Underwriters. Such remaining $3.0 million of deferred underwriting discount shall be payable in cash to the representative at the closing of the Proposed Transactions.

Forward Share Purchase Agreement

In connection with the Proposed Transactions, on March 29, 2023, SPAC entered into a forward share purchase agreement (the “Forward Share Purchase Agreement”) with Avila, Meteora Special Opportunity Fund I, LP, Meteora Capital Partners, LP and Meteora Select Trading Opportunities Master, LP (collectively, “Seller”) for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”). Pursuant to the terms of the Forward Purchase Agreement, Seller intends but is not obligated to purchase SPAC Class A Ordinary Shares from holders (other than SPAC or its affiliates) who have elected to redeem such shares in connection with the Proposed Transactions. Purchases by Seller will be made through brokers in the open market after the redemption deadline in connection with the Proposed Transactions at a price no higher than the redemption price to be paid by SPAC in connection with the Proposed Transactions (the “Initial Price”). The Shares purchased by the Seller, other than the Share Consideration Shares (as defined below) are referred to herein as the “Recycled Shares.” The Seller also may sell 2,376,000 SPAC Class A Ordinary Shares purchased in the SPAC’s initial public offering (“IPO Shares”) in the Forward Purchase Transaction, up to a maximum of 2,500,000 Class A Ordinary Shares (including any Recycled Shares).

The Forward Purchase Agreement provides that not later than one local business day following the Closing (the “Prepayment Date”), SPAC will pay to Seller, or (at Seller’s election) into an escrow account, out of funds held in the Trust Account, a cash amount (the “Prepayment Amount”) equal to the product of the number of aggregate number of IPO Shares and Recycled Shares set forth in a notice to be provided by Seller prior to the closing of the Proposed Transaction and the Initial Price, less an amount equal to 5% of the product of such number of shares and the Initial Price (the “Shortfall Amount”). In addition to the Prepayment Amount, SPAC shall pay directly from the Trust Account on the Prepayment Date, an amount equal to the product of 200,000 SPAC Class A Ordinary Shares and the Initial Price to purchase additional shares of SPAC Class A Common Stock (or AB PubCo Common Shares, as applicable) (the “Share Consideration Shares”), subject to the right of SPAC to pay Seller an amount in cash equal to 0.5% of the Prepayment Amount (subject to a floor of $200,000), in which case no such payment shall be made to purchase Share Consideration Shares. SPAC and Avila have agreed not to issue any SPAC Class A Common Stock (or AB PubCo Common Shares, as applicable) during the 60 days following the Closing Date in order to permit Seller to sell shares (“Shortfall Shares”) to recover the Shortfall Amount and to issue additional shares of SPAC Class A Common Stock (or AB PubCo Common Shares, as applicable) in the event such sales do not permit recovery of the full Shortfall Amount and to provide certain registration rights to Seller in connection therewith.

Seller has agreed to waive any redemption rights in connection with the Proposed Transactions with respect to the Recycled Shares but not in respect of any IPO Shares. Such waiver may reduce the number of SPAC Class A Ordinary Shares redeemed in connection with the Proposed Transactions, which reduction could alter the perception of the potential strength of the Proposed Transactions.

At the Maturity Date, an amount equal to the Initial Price for each IPO Share or Recycled Share that is still held by the Seller (the “Matured Shares”) shall be transferred to the Seller from the escrow account, and the Seller shall transfer the Matured Shares to SPAC. Additionally, at the Maturity Date, SPAC shall pay to the Seller an amount equal to $1.00 (or $2.00 in the event of payment in shares of SPAC Common Stock (or AB PubCo Common Shares, as applicable) or $2.50 in the event of a Registration Failure (as defined therein)) for each Matured Share, which may be paid in cash or in shares of SPAC Common Stock (or AB PubCo Common Shares, as applicable) at the 30-day volume weighted average price of the SPAC Common Stock (or AB PubCo Common Shares, as applicable).

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A break-up fee equal to (i) up to $50,000 of Seller’s reasonable and documented fees and expenses relating to the Forward Purchase Agreement plus (ii) $500,000 (the “Break-up Fee”), shall be payable by SPAC and Avila to Seller in the event that, prior to the Maturity Date, (x) the Forward Purchase Agreement is terminated by either SPAC or Avila (other than as a result of the termination of the BCA prior to the closing of the Business Combination) or (y) the SPAC Class A Common Stock ceases to be listed on a national securities exchange or a Form 25 is filed with the U.S. Securities and Exchange Commission.

From time to time following the Closing and prior to the earliest to occur of (a) the third anniversary of the Closing and (b) the date specified by Seller in a written notice to be delivered to SPAC at Seller’s discretion after the occurrence of a Seller Price Trigger Event (the SPAC Common Stock (or AB PubCo Common Shares, as applicable), having traded for less than $7.50 for 10 trading days during a consecutive 30 trading day period) or a Delisting Event (as defined in Section 12.6(a)(iii) of the ISDA Equity Definitions, and as modified pursuant to the Forward Purchase Agreement) (in each case, the “Maturity Date”), Seller may, in its sole discretion, sell some or all of the IPO Shares or Recycled Shares. On the last trading day of each calendar month following the Proposed Transactions, in the event that Seller has sold any IPO Shares or Recycled Shares (other than sales to recover the Shortfall Amount), an amount will be paid to SPAC from the escrow account equal to the product of the number of IPO Shares or Recycled Shares sold multiplied by the Reset Price and to the Seller from the escrow account equal to the excess of the Initial Price over the Reset Price for each sold IPO Share or Recycled Share. The “Reset Price” shall be set on the first scheduled trading day of each month, commencing with the first calendar month following the Closing, to be the lowest of the (a) the then-current Reset Price, (b) the Initial Price and (c) the volume weighted average price of the SPAC Common Stock (or AB PubCo Common Shares, as applicable) during the last 10 trading days during the prior calendar month, but not lower than $9.50; provided that to the extent that SPAC offers and sells any SPAC Common Stock (or AB PubCo Common Shares, as applicable) or securities convertible into such shares at a price lower than the existing Reset Price, the Reset Price shall be modified to equal such reduced price.

The foregoing description of the Forward Share Purchase Agreement is qualified in its entirety by reference to the full text of the Forward Share Purchase Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On April 3, 2023, SPAC and Avila issued a joint press release announcing the execution of the BCA. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Additional Information

In connection with the Proposed Transaction, SPAC intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement for the stockholders of SPAC that also constitutes a prospectus of AB PubCo. SPAC urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about SPAC, AB PubCo, Avila and the Proposed Transactions. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of SPAC as of a record date to be established for voting on the Proposed Transactions. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge by directing a request to: •    Ronnie Shporer, Investor Relations, North America (ron.s@avilaenergy.com). The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

SPAC, AB PubCo, Avila and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions under the rules of the SEC. Information about the directors and executive officers of SPAC is set forth in SPAC’s most recent Annual Report on Form 10-K, which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the Proposed Transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

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Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPAC, AB PubCo or Avila, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K and the attachments hereto contain forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the Proposed Transactions, the anticipated benefits of the Proposed Transactions, and the financial condition, results of operations, earnings outlook and prospects of SPAC and/or Avila and may include statements for the period following the consummation of the Proposed Transactions. In addition, any statements that refer to projections (including EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of SPAC and Avila as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to those discussed and identified in public filings made with the SEC by SPAC and the following:

•

expectations regarding Avila’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Avila’s ability to invest in growth initiatives and pursue acquisition opportunities;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA;

•	the outcome of any legal proceedings that may be instituted against SPAC or Avila following announcement of the BCA and the transactions contemplated therein;

•	the inability to complete the Proposed Transactions due to, among other things, the failure to obtain SPAC stockholder approval;

•	the risk that the announcement and consummation of the Proposed Transactions disrupts Avila’s current plans;

•	the ability to recognize the anticipated benefits of the Proposed Transactions;

•	unexpected costs related to the Proposed Transactions;

•	the amount of any redemptions by existing holders of SPAC common stock being greater than expected;

•	limited liquidity and trading of SPAC’s securities;

•	geopolitical risk and changes in applicable laws or regulations;

•	the possibility that SPAC and/or Avila may be adversely affected by other economic, business, and/or competitive factors;

•	the risks that the consummation of the Proposed Transactions is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of SPAC and Avila prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

9

All subsequent written and oral forward-looking statements concerning the Proposed Transactions or other matters addressed in this Current Report on Form 8-K and attributable to SPAC, Avila or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Current Report on Form 8-K. Except to the extent required by applicable law or regulation, SPAC and Avila undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of Current Report on Form 8-K to reflect the occurrence of unanticipated events.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of April 3, 2023, by and among Insight Acquisition Corp., Avila Amalco Sub Inc. and Avila Energy Corporation*

10.1	Amended and Restated Sponsor Support Agreement, dated as of April 3, 2023, by and among Insight Acquisition Corp., Avila Energy Corporation and founding stockholders of Insight Acquisition Corp.

10.2	Form of Company Support & Lock-Up Agreement, dated as of April 3, 2023, by and among Avila Energy Corporation, Insight Acquisition Corp. and certain stockholders of Avila Energy Corporation*

10.3	Amended and Restated Registration Rights Agreement, dated as of April 3, 2023, by and among Insight Acquisition Corp., Avila Energy Corporation and IPO underwriters of Insight Acquisition Corp.

10.4	Forward Share Purchase Agreement dated as of March 29 2023, by and among Insight Acquisition Corp., Avila Energy Corporation, Meteora Special Opportunity Fund I, LP, Meteora Capital Partners, LP and Meteora Select Trading Opportunities Master, LP

99.1	Press Release, dated April 3, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain exhibits and schedules to these exhibits have been omitted in accordance with Item 601(b)(2) of Regulation S-K. SPAC agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 4, 2023

INSIGHT ACQUISITION CORP.

By:	/s/ Michael Singer
Name:	Michael Singer
Title:	Executive Chairman

11

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

Insight Acquisition Corp.

Avila Amalco Sub Inc.

and

Avila Energy Corporation

Dated as of April 3, 2023

- i -

TABLE OF CONTENTS CONTINUED

- ii -

TABLE OF CONTENTS CONTINUED

INDEX OF EXHIBITS

Exhibit A	Plan of Arrangement
Exhibit B	Forward Purchase Agreement
Exhibit C	A&R Sponsor Agreement
Exhibit D	Company Support & Lock-Up Agreement
Exhibit E	A&R SPAC Registration Rights Agreement
Exhibit F	Arrangement Resolution

- iii -

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of April 3, 2023 by and among:

A.	Insight Acquisition Corp., a Delaware corporation (the “SPAC”);

B.	Avila Amalco Sub Inc., an Alberta corporation (“Amalco Sub”); and

C.	Avila Energy Corporation, an Alberta corporation (the “Company”).

The SPAC, Amalco Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used and not otherwise defined herein have the meaning set forth in ARTICLE XIII.

RECITALS:

WHEREAS, the SPAC is a blank check company incorporated in Delaware and formed for the sole purpose of consummating an initial business combination, as such term is used in the final prospectus of the SPAC, dated as of September 27, 2021 (the “IPO Prospectus,” and such initial business combination, the “Business Combination”);

WHEREAS, Amalco Sub is a wholly-owned, direct Subsidiary of the SPAC, and was newly formed for the sole purpose of consummating the transactions contemplated by this Agreement, including the Amalgamation;

WHEREAS the Parties intend to carry out the Business Combination, which shall include the Amalgamation, by way of an arrangement on the terms and subject to the conditions set forth in a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (“ABCA”), substantially in the form attached hereto as Exhibit A (the “Plan of Arrangement”), and in accordance with the terms of this Agreement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and the SPAC, each acting reasonably (such arrangement, the “Arrangement”);

WHEREAS, on the terms and subject to the conditions of this Agreement and the Plan of Arrangement:

A.

prior to the Closing, the SPAC will continue (the “SPAC Continuance”) from the State of Delaware under the Delaware General Corporation Law (“DGCL”) to the Province of Alberta under the ABCA (the SPAC is sometimes referred to herein for the periods at and after the SPAC Continuance, the “AB PubCo”); and

B.

at least one Business Day following the SPAC Continuance, and in accordance with the applicable provisions of the ABCA, Amalco Sub and the Company will merge to form one corporate entity with the same effect as if they had amalgamated under Section 181 of the ABCA (the “Amalgamation”), and as a result of the Amalgamation, (i) each Company Share issued and outstanding immediately prior to the Amalgamation Effective Time will be automatically exchanged for the right to receive a number of AB PubCo Common Shares equal to the Conversion Ratio, and (ii) each Company Option and Company Warrant issued and outstanding immediately prior to the Amalgamation Effective Time will be assumed by AB PubCo and shall be converted into a Converted Option and Converted Warrant, respectively, and (iii) each Company Debenture issued and outstanding immediately prior to the Amalgamation Effective Time (for the avoidance of doubt, excluding the Forced Conversion Company Debentures) will be amended to be convertible for common shares of the Avila Surviving Company, which common shares of the Avila Surviving Company, upon issuance following exercise of the applicable Company Debenture, will be immediately and automatically exchanged for an equivalent number of AB PubCo Common Shares;

WHEREAS, in accordance with the terms hereof, the SPAC shall provide an opportunity for the SPAC Shareholders to have their issued and outstanding SPAC Shares redeemed on the terms and subject to the conditions set forth in this Agreement and the SPAC’s Organizational Documents in connection with obtaining the Required SPAC Shareholder Approval;

WHEREAS, for U.S. federal and state income tax purposes, each of the Parties hereby intends that, to the greatest extent permitted by Law, (i) as a result of, and following, the SPAC Continuance, AB PubCo will be treated as a U.S. domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code (the “Inversion”), and (ii) the SPAC Continuance will be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (the “Intended SPAC Tax Treatment”), and further intends that, to the greatest extent permitted by Law, (iii) the Amalgamation will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Intended Company Tax Treatment”, and together with the Intended SPAC Tax Treatment, the “Intended Tax Treatment”), (iv) each of the Parties will be a party to the reorganization under Section 368(b) of the Code, and (v) this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a);

WHEREAS, the SPAC Board has unanimously (i) determined that it is in the best interests of the SPAC and its stockholders, and declared it advisable, to enter into this Agreement and the Ancillary Documents to which it is a party, (ii) approved, among other things, this Agreement and the Ancillary Documents to which it is a party and the transactions contemplated hereunder and thereby, including the SPAC Continuance and the Amalgamation, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending that this Agreement and the transactions contemplated hereunder be submitted to the SPAC Shareholders for their approval;

WHEREAS, the Company Board has unanimously (i) determined that it is fair to and in the best interests of the Company and the Company Shareholders, and declared it advisable, to enter into this Agreement and the Ancillary Documents to which it is a party, (ii) approved this Agreement, the Ancillary Documents to which it is a party, and the transactions contemplated hereunder and thereunder, including the Amalgamation, on the terms and subject to the conditions of this Agreement, and (iii) agreed to recommend that the Company Shareholders vote in favor of the Arrangement Resolution;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the SPAC and Meteora Capital Partners or its affiliates (collectively, “Meteora”) have entered into a Forward Share Purchase Agreement, substantially in the form attached hereto as Exhibit B (the “Forward Purchase Agreement”), pursuant to which Meteora (i) has committed to purchase and, as of the Closing Date, to hold a certain number of SPAC Shares, and (ii) has agreed that it may purchase additional SPAC Shares from other SPAC Shareholders.

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Insight Acquisition Sponsor LLC (the “Sponsor”) and the SPAC Insiders have executed and delivered to the SPAC and the Company an amendment and restatement to the Sponsor Agreement, dated September 1, 2021, by and among the Sponsor, the SPAC Insiders and the SPAC, substantially in the form attached hereto as Exhibit C (the “A&R Sponsor Agreement”), pursuant to which, among other things, the Sponsor and each of the SPAC Insiders have agreed (i) to vote any SPAC Shares held by it or him in favor of the proposed transactions contemplated by this Agreement, (ii) to not redeem any SPAC Shares held by it or him in connection with such approval and (iii) to certain lock-up restrictions with respect to any AB PubCo Shares to be received by it or him hereunder (including Designated Earnout Shares, if any), on the terms and subject to the conditions set forth therein;

WHEREAS, as a condition and inducement to the SPAC’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, each of the Company Earnout Participants have executed and delivered to the SPAC and the Company a Support & Lock-Up Agreement, substantially in the form attached hereto as Exhibit D (the “Company Support & Lock-Up Agreements”), pursuant to which, among other things, (i) the Core Company Securityholder has agreed to vote any Company Shares held by him in favor of (A) the approval of the Plan of Arrangement and the Arrangement Resolution, (B) the Company Shareholder Approval Matters, and (C) the proposed transactions contemplated by this Agreement, (ii) the Core Company Securityholder has agreed to certain lock-up restrictions with respect to the AB PubCo Common Shares to be received by him hereunder (including Company Earnout Shares, if any) and (iii) each of the other Company Earnout Participants have agreed to certain lock-up restrictions with respect to the Company Earnout Shares to be received by him or her hereunder, if any, in each case on the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition and inducement to the SPAC’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company, the SPAC, the Sponsor, Cantor Fitzgerald & Co. (“Cantor”) and Odeon Capital Group, LLC (“Odeon”) have executed and delivered an amendment and restatement to the Registration Rights Agreement, dated September 1, 2021, by and among the SPAC, the Sponsor, Cantor and Odeon, substantially in the form attached hereto as Exhibit E (the “A&R SPAC Registration Rights Agreement”), pursuant to which the Sponsor, Cantor and Odeon have been granted certain registration rights with respect to the AB PubCo Shares to be received by such Persons hereunder (including Designated Earnout Shares, if any), on the terms and subject to the conditions set forth therein;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

PLAN OF ARRANGEMENT

1.1	Plan of Arrangement.

The Company and the SPAC agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. In the event of any conflict between the terms of this Agreement and the Plan of Arrangement, the Plan of Arrangement shall govern. The Parties shall each effect and carry out the steps, actions and/or transactions to be carried out by them pursuant to the Plan of Arrangement.

1.2	Interim Order.

No later than three (3) Business Days after the Registration Statement has been declared effective by the SEC, the Company shall apply in a manner reasonably acceptable to the SPAC pursuant to Section 193 of the ABCA and, in cooperation with the SPAC, prepare, file and diligently pursue a motion for the Interim Order, which must provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)

that the required level of approval for the Arrangement Resolution shall be two-thirds of the votes cast on such resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting;

(c)

that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law;

(d)

that, in all other respects, the terms, restrictions and conditions of the Company’s Organizational Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e)	for the grant of Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(h)	for such other matters as the SPAC may reasonably require, subject to obtaining the prior consent of the Company, acting reasonably.

1.3	The Company Meeting.

The Company shall:

(a)

subject to and in accordance with the terms of this Agreement, the Interim Order, the Company’s Organizational Documents and Law, convene and conduct the Company Meeting within twenty (20) days following receipt of the Interim Order, and set the record date for the Company Shareholders entitled to vote at the Company Meeting as promptly as practicable, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the SPAC, acting reasonably, or as required by Law or by a Governmental Authority;

(b)

subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, use commercially reasonable efforts to solicit proxies in favor of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the SPAC and at the Company’s sole expense, using proxy solicitation services firms to solicit proxies in favor of the approval of the Arrangement Resolution; provided, however, that the Company shall not be obligated to solicit proxies in favor of the Arrangement Resolution in the event that the Company Board withdraws or modifies the Company Board Recommendation in accordance with Section 6.8;

(c)	give notice to the SPAC of the Company Meeting and allow the SPAC’s representatives and legal counsel to attend the Company Meeting;

(d)

as promptly as reasonably practicable, advise the SPAC, at such times as the SPAC may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, and promptly following receipt of proxy tallies over the last three Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and provide the right to the SPAC to demand postponement or adjournment of the Company Meeting if, based on the tally of proxies, the Company will not receive the Required Company Shareholder Approval; provided that the Company Meeting, so postponed or adjourned, shall not be later than five (5) Business Days prior to the Outside Date;

(e)

promptly advise the SPAC of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by Company Shareholders; and

(f)	not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights, without the prior written consent of the SPAC, acting reasonably.

1.4	The Company Circular.

(a)

Subject to the SPAC’s compliance with Section 1.4(c), the Company shall as promptly as reasonably practicable prepare and complete, in consultation with the SPAC as contemplated by this Section 1.4(a), the Company Circular together with any other documents required by Law in connection with the Company Meeting, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Persons as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 1.3.

(b)

The Company shall ensure that the Company Circular complies in all material respects with Law, does not contain any misrepresentation (provided that the Company shall not be responsible for the accuracy of any information furnished by the SPAC for purposes of inclusion in the Company Circular pursuant to Section 1.4(c)) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Company Fairness Opinion (if obtained pursuant to Section 6.6); (ii) a statement that the Company Board has determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders and the Company Board unanimously recommends that Company Shareholders vote in favor of the Arrangement Resolution (the “Company Board Recommendation”); and (iii) a statement that each executive officer and director of the Company who owns Company Shares or holds Company Options or Company Warrants intends to vote all of such Person’s Company Shares (including any Company Shares issued upon the exercise of any Company Options or Company Warrants) in favor of the Arrangement Resolution.

(c)

The Company shall give the SPAC and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall accept the reasonable comments made by the SPAC and its legal counsel, and agrees that all information relating solely to the SPAC or any of its affiliates included in the Company Circular must be in a form consistent with the information provided to the Company by the SPAC. The Company shall provide SPAC with a final copy of the Company Circular in connection with its mailing to Company Shareholders,

(d)

The SPAC shall provide to the Company all information regarding the SPAC and its affiliates as required by the Interim Order or Laws for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The SPAC shall ensure that such information does not include any material misrepresentation concerning the SPAC or its affiliates.

(e)

Each Party shall promptly notify the other Parties if it becomes aware that the Company Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with any other Governmental Authority.

1.5	Final Order.

(a)

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193 of the ABCA, as soon as reasonably practicable, but in any event not later than the later of: (a) three (3) Business Days after the date on which the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order; and (b) three (3) Business Days after the receipt of the Required SPAC Shareholder Approval.

1.6	Court Proceedings.

(a)

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and cooperate with the SPAC in diligently pursuing, the Interim Order and the Final Order, and the Company will provide the SPAC and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, prior to the service and filing of such materials, and will accept the reasonable comments of the SPAC and its legal counsel with respect to any information required to be supplied by the SPAC and included in such materials. The Company will not file any material with the Court in connection with the Plan of Arrangement or serve any such material, and will not agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with the SPAC’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the SPAC is not required to agree or consent to any increase or variation in the form of the consideration payable hereunder or other modification or amendment to such filed or served materials that expands or increases its obligations, or diminishes or limits its rights, set forth in any such filed or served materials or under this Agreement or the Plan of Arrangement. In addition, the Company will not object to legal counsel to the SPAC making such submissions on the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided the SPAC advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to the SPAC with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. The Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement and the Plan of Arrangement and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the SPAC.

1.7	Plan of Arrangement Steps.

The following shall occur on the terms and subject to the conditions of this Agreement and the Plan of Arrangement.

(a)

Prior to the Closing, the SPAC will consummate the SPAC Continuance, thereby continuing from the State of Delaware to the Province of Alberta under the applicable provisions of the DGCL and the ABCA. Pursuant to the SPAC Continuance, all of the issued and outstanding SPAC Securities shall remain outstanding and become substantially identical securities of AB PubCo as an Alberta corporation, except that each issued and outstanding SPAC Unit that has not been previously separated into SPAC Class A Shares and SPAC Public Warrants prior to the SPAC Continuance shall be converted into securities of AB PubCo as an Alberta corporation identical to one (1) AB PubCo Common Share and one-half (1/2) of one AB PubCo Public Warrant; provided, however, that no such fractional warrants will be issued, and only whole warrants will be issued and each Person who would otherwise be entitled to a fractional warrant (after aggregating all fractional warrants that otherwise would be received by such Person) shall instead have the number of warrants issued to such Person rounded down in the aggregate to the nearest whole warrant, pursuant to the SPAC Continuance. Prior to consummating the SPAC Continuance, the SPAC will allow the Company reasonable time to review and comment on the documents needed to effectuate the SPAC Continuance, including the Organizational Documents of AB PubCo as an Alberta corporation as a result of the SPAC Continuance (the “AB PubCo Organizational Documents”), which documents will be in a form reasonable acceptable to the SPAC and the Company. For the avoidance of doubt, the Parties agree that references in this Agreement to the “SPAC” shall refer to the SPAC before giving effect to the SPAC Continuance and references in this Agreement to the “AB PubCo” shall refer to such entity after giving effect to the SPAC Continuance.

(b)

At least one Business Day following the SPAC Continuance, and in accordance with the Plan of Arrangement and the applicable provisions of the ABCA, Amalco Sub and the Company will consummate the Amalgamation, pursuant to which Amalco Sub and the Company will amalgamate to form one corporate entity with the same effect as if they had amalgamated under Section 181 of the ABCA (the resulting corporate entity is sometimes referred to herein for the periods at and after the Amalgamation Effective Time as the “Avila Surviving Company”).

(c)	Immediately following the Amalgamation, AB PubCo shall effect the Redemption.

1.8	Articles of Arrangement; Amalgamation Effective Time.

(a)	The Articles of Arrangement shall implement the Plan of Arrangement.

(b)

The Parties shall cause the Amalgamation to be consummated by filing the Articles of Amalgamation for the amalgamation of Amalco Sub with the Company, in a form to be mutually agreed upon by the Company and the SPAC (the “Articles of Amalgamation”), pursuant to the provisions of the ABCA (the time of such filing, or such other time as the Company and the SPAC may agree in writing and specify in the Articles of Amalgamation, being the “Amalgamation Effective Time”).

1.9	Effect of the Arrangement.

At the Amalgamation Effective Time, the effect of the Amalgamation shall be as provided in this Agreement, the Plan of Arrangement, the Articles of Amalgamation and the applicable provisions of the ABCA. Without limiting the generality of the foregoing, and subject thereto, at the Amalgamation Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Amalco Sub and the Company shall be the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Avila Surviving Company, which shall include the assumption by the Avila Surviving Company of any and all agreements, covenants, duties and obligations of Amalco Sub and the Company set forth in this Agreement to be performed after the Amalgamation Effective Time.

1.10	Organizational Documents.

(a)

At the Amalgamation Effective Time, by virtue of the Amalgamation, the Company Organizational Documents, each as in effect immediately prior to the Amalgamation Effective Time, shall become the Organizational Documents of the Avila Surviving Company, except that the name of the Avila Surviving Company in such Company Organizational Documents shall be amended to differentiate the entity from AB PubCo’s post-Closing name.

(b)

Subject to the receipt of the Required SPAC Shareholder Approval, at the Amalgamation Effective Time, AB PubCo will amend and restate the AB PubCo Organizational Documents (as amended and restated, the “A&R AB PubCo Organizational Documents”) to be in a form mutually agreed between the Company and the SPAC, which AB PubCo Organizational Documents will, among other things, (i) provide that the name of AB PubCo will be changed to “Avila Energy Inc.,” (ii) provide for the size and structure of the Post-Closing AB PubCo Board to be in accordance with Section 6.17, (iii) remove and revise certain provisions in the Organizational Documents of the SPAC related to the SPAC’s status as a blank check company, (iv) eliminate the SPAC Class B Shares (which shall have converted into AB Pubco Common Shares on a one-for-one basis in accordance with the AB PubCo Organizational Documents), and (v) redesignate AB PubCo Class A Stock as “common shares” (i.e., the “AB PubCo Common Shares,” as defined herein).

1.11	Directors and Officers.

(a)

At the Amalgamation Effective Time, by virtue of the Amalgamation, (i) the directors of the Company immediately prior to the Effective Time shall be the directors of the Avila Surviving Company, with each such director to hold office in accordance with the Organizational Documents of the Avila Surviving Company, and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, with each such officer to hold office in accordance with the Organizational Documents of the Avila Surviving Company.

(b)

Subject to the receipt of the Required SPAC Shareholder Approval, the Parties shall cause the board of directors of AB PubCo as of immediately following the Closing to consist of those individuals contemplated by Section 6.17(a), each to hold office in accordance with the ABCA and the A&R AB PubCo Organizational Documents until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed.

1.12	Amalgamation Consideration.

As consideration for the Amalgamation, the SPAC shall issue, and the Company Securityholders collectively shall be entitled to receive, in accordance with Section 1.13, AB PubCo Securities consisting of 12,528,000 AB PubCo Common Shares (such aggregate number of AB PubCo Common Shares, the “Shareholder Amalgamation Consideration”), in addition to the Converted Options and Converted Warrants and the Amended Debentures (collectively, the “Amalgamation Consideration”).

1.13	Effect of Amalgamation on Company Securities.

(a)

At the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any Person, each Company Share issued and outstanding immediately prior to the Amalgamation Effective Time (including, for the avoidance of doubt, Company Shares issued upon the conversion of the Forced Conversion Company Debentures) (the “Effective Time Outstanding Company Shares”) will, subject to the terms and conditions of this Agreement, be automatically exchanged for that number of AB PubCo Common Shares equal to the quotient of (i) the Shareholder Amalgamation Consideration divided by (ii) the Effective Time Outstanding Company Shares (the “Conversion Ratio”). Such exchange shall be effectuated in accordance with Section 1.15.

(b)

At or prior to the Amalgamation Effective Time, the Company’s Board (or, if appropriate, any committee thereof administering the Company Equity Incentive Plan) shall adopt such resolutions, the form and substance of which resolutions shall be subject to review and approval of the SPAC, and take such other actions as may be required to adjust the terms of all Company Options as necessary to provide that, at the Amalgamation Effective Time, each Company Option issued and outstanding immediately prior to the Amalgamation Effective Time will be converted into an AB PubCo option (a “Converted Option”) (i) to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option and the Company Equity Incentive Plan, a number of AB PubCo Common Shares (rounded down to the nearest whole share) equal to the product of (A) the number of Company Shares underlying such Company Option, multiplied by (B) the Conversion Ratio (ii) at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Amalgamation Effective Time divided by (B) the Conversion Ratio.

(c)

At or prior to the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any Person, each Company Warrant issued and outstanding immediately prior to the Amalgamation Effective Time will be converted into an AB PubCo warrant (a “Converted Warrant”) (i) to acquire, subject to substantially the same terms and conditions as were applicable under such Company Warrant, a number of AB PubCo Common Shares (rounded down to the nearest whole share) equal to the product of (A) the number of Company Shares underlying such Company Warrant, multiplied by (B) the Conversion Ratio (ii) at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Warrant immediately prior to the Amalgamation Effective Time divided by (B) the Conversion Ratio.

(d)

At or prior to the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any Person, each Company Debenture issued and outstanding immediately prior to the Amalgamation Effective Time (for the avoidance of doubt, excluding the Forced Conversion Company Debentures) will remain outstanding as an obligation of the Avila Surviving Company but will be amended (an “Amended Debenture”) (i) to acquire, subject to substantially the same terms and conditions as were applicable under such Company Debenture, a number of common shares of the Avila Surviving Company (rounded down to the nearest whole share) equal to the product of (A) the number of Company Shares underlying such Company Debenture, multiplied by (B) the Conversion Ratio (ii) at a conversion price per share (rounded up to the nearest whole cent) equal to (A) the conversion price per share of such Company Debenture immediately prior to the Amalgamation Effective Time divided by (B) the Conversion Ratio (which common shares of the Avila Surviving Company, upon issuance following exercise of the applicable Company Debenture, will be immediately and automatically exchanged for AB PubCo Common Shares on a one-for-one basis). For the avoidance of doubt, the Forced Conversion Company Debentures will be converted into Company Shares in accordance with Section 6.7, which Company Shares shall be treated in accordance with Section 1.13(a).

(e)

At the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any Person, AB PubCo shall assume all obligations of the Company under each outstanding Converted Option and Converted Warrant (if not previously exercised in accordance with its terms) and the agreements evidencing the grants thereof. As soon as practicable after the Amalgamation Effective Time, AB PubCo shall deliver to the holders of Converted Options and Converted Warrants appropriate notices (the form and substance of which notices shall be subject to review and approval of the SPAC) setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Options and Converted Warrants shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.13 after giving effect to the Amalgamation).

(f)

At the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any Person, each share of Amalco Sub issued and outstanding immediately prior to the Effective Time shall be exchanged into and become one newly issued, fully paid and nonassessable share of the Avila Surviving Company.

(g)

At the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any Person, as consideration for the issuance by AB PubCo of AB PubCo Common Shares described in Section 1.13(a), Avila Surviving Company shall issue to AB PubCo one common share in the capital of Avila Surviving Company for each AB PubCo Common Share issued pursuant to Section 1.13(a).

(h)

The stated capital of the common shares of the Avila Surviving Company will be an amount equal to the total of: (i) the aggregate paid-up capital (as such term is defined in the ITA) of the Company Shares (which in each case, for greater certainty, does not include any paid-up capital attributable to the Company Shares of Company Dissenting Shareholders), and (ii) the aggregate paid-up capital (as such term is defined in the ITA) of the common shares of Amalco Sub.

(i)

There shall be added to the stated capital of the AB PubCo Common Shares an amount equal to the paid-up capital (as such term is defined in the ITA) of the Company Shares described in Section 1.13(a) (which, for greater certainty, does not include any paid-up capital attributable to the Company Shares held by Company Dissenting Shareholders).

1.14	Treasury Stock.

At the Amalgamation Effective Time, if there are any Company Securities that are owned by the Company as treasury securities, such securities shall be canceled without any conversion or exchange thereof and no payment or distribution shall be made with respect thereto.

1.15	Surrender of Company Securities and Payment of Amalgamation Consideration.

(a)

At or prior to the Amalgamation Effective Time, the SPAC shall (i) appoint Continental Stock Transfer & Trust Company as transfer agent and TSX Trust as Canadian co-agent (or other agents reasonably acceptable to the SPAC and the Company) (collectively, the “Exchange Agent”) for the purposes set forth in this Section 1.15 and (ii) deposit, or cause to be deposited, with the Exchange Agent, the Shareholder Amalgamation Consideration to be issued pursuant to the Amalgamation.

(b)

At or prior to the Amalgamation Effective Time, AB PubCo shall send, or shall cause the Exchange Agent to send, to each Company Shareholder holding Company Securities evidenced by Certificates (the “Certificates”) or represented by book-entry (the “Book-Entry Shares”) and not held by the Depository Trust Company (“DTC”) or the Canadian Depository for Securities (“CDS”), a letter of transmittal for use in such exchange, in a form to be mutually agreed upon by the Parties (the “Letter of Transmittal”) (which shall specify that the delivery of the exchanged AB PubCo Common Shares shall be effected, and risk of loss and title shall pass, only upon proper delivery of a properly completed and duly executed Letter of Transmittal and appropriate Certificates, if any (or a Lost Certificate Affidavit)), to the Exchange Agent for use in such exchange.

(c)

With respect to Book-Entry Shares, including the AB PubCo Common Shares, held through the DTC or CDS, the SPAC and the Company shall cooperate to establish procedures with the Exchange Agent, DTC or CDS to ensure that the Exchange Agent will transmit to DTC or CDS, as the case may be (or their respective nominees) as soon as reasonably practicable on or after the Closing Date, upon surrender of Book-Entry Shares held of record by DTC or CDS (or their respective nominees) in accordance with customary surrender procedures, the applicable AB PubCo Common Shares to be exchanged for such Book-Entry Shares held through the DTC or CDS, as applicable.

(d)

Each Company Shareholder shall be entitled to receive its Pro Rata Share of the Shareholder Amalgamation Consideration in respect of the Company Shares tendered for exchange, within 30 days after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s), if any, for its Company Shares (or a Lost Certificate Affidavit), or a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or AB PubCo. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Shareholder Amalgamation Consideration attributable to such Company Certificate.

(e)

If any portion of the Shareholder Amalgamation Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that: (i) the transfer of such Company Shares shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any shareholders agreement with respect to the Company, each as in effect immediately prior to the Amalgamation Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Shareholder Amalgamation Consideration, or the Person in whose name such portion of the Shareholder Amalgamation Consideration is delivered or issued, shall have already executed and delivered such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or AB PubCo, and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(f)

Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Certificate to the Exchange Agent, the Company Shareholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to AB PubCo (a “Lost Certificate Affidavit”), which at the reasonable discretion of AB PubCo may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against AB PubCo or the Company with respect to the Company Shares represented by the Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.15(f) shall be treated as a Company Certificate for all purposes of this Agreement.

(g)

After the Amalgamation Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Amalgamation Effective Time, the Transmittal Documents are presented to AB PubCo or the Exchange Agent, the Company Shares and any Company Certificates representing such Company Shares shall be exchanged for the applicable portion of the Shareholder Amalgamation Consideration, and in accordance with the procedures set forth in this Section 1.15. No dividends or other distributions declared or made after the date of this Agreement with respect to AB PubCo Common Shares with a record date after the Amalgamation Effective Time will be paid to the holders of any Company Shares that has not yet been surrendered with respect to the AB PubCo Common Shares to be issued upon surrender thereof until the holders of record of such Company Shares shall surrender the Company Certificates, if any (or provide a Lost Certificate Affidavit), or provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates, if any (or delivery of a Lost Certificate Affidavit), or delivery of the other Transmittal Documents, AB PubCo shall promptly deliver to the record holders thereof, without interest, the certificates (if any) representing the AB PubCo Common Shares issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Amalgamation Effective Time theretofore paid with respect to such AB PubCo Common Shares.

(h)

All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities.

(i)

Notwithstanding anything to the contrary contained herein, no fraction of an AB PubCo Common Share will be issued by virtue of the Amalgamation or the other transactions contemplated by this Agreement, and each Person who would otherwise be entitled to a fraction of an AB PubCo Common Share (after aggregating all fractional AB PubCo Common Shares that otherwise would be received by such holder) shall instead have the number of AB PubCo Common Shares issued to such Person rounded down in the aggregate to the nearest whole AB PubCo Common Share.

1.16	Earnout.

(a)

Following the Closing, subject to the terms and conditions set forth herein, certain directors, officers, employees and consultants of the Company who are residents of Canada for the purposes of the ITA and not subject to the provisions of the Code, each as set forth on Schedule 1.16(a) (the “Company Earnout Participants”), shall have the contingent right to receive up to an additional 5,000,000 AB PubCo Common Shares (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such AB PubCo Common Shares are exchanged or converted) (the “Company Earnout Shares”). On the forty-fifth (45th) Business Day following the achievement of the Earnout Milestone (as hereinafter defined), the Company Earnout Participants will be entitled to receive one-hundred percent (100%) of the Company Earnout Shares if, for any twenty (20) Trading Days within any thirty (30)-consecutive Trading Day period beginning on the Closing Date and ending on the date that is forty-eight (48) months following the Closing Date (the “Earnout Period”), the VWAP of AB PubCo Common Shares equals or exceeds $15.00 per share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing) (the “Earnout Milestone”); provided, however, that each such Company Earnout Participant must have continued to serve as a director, officer, employee or consultant of the Company (or AB Pubco, as its successor) up to the time of the achievement of the Earnout Milestone to be entitled to receive any Company Earnout Shares. For the avoidance of doubt, if the Earnout Milestone is not achieved during the Earnout Period, the Company Earnout Participants will not be entitled to receive any of the Company Earnout Shares.

(b)

Following the Closing, subject to the terms and conditions set forth herein, certain designees of the SPAC, as specified by the SPAC to the Company in writing prior to the Closing (the “Designated Earnout Participants”), shall have the contingent right to receive up to an additional 2,000,000 AB PubCo Common Shares (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such AB PubCo Common Shares are exchanged or converted) (the “Designated Earnout Shares,” and together with the Company Earnout Shares, the “Earnout Shares”). The Designated Earnout Participants will be entitled to receive (100%) of the Designated Earnout Shares if the Earnout Milestone is achieved during the Earnout Period. For the avoidance of doubt, if the Earnout Milestone is not achieved during the Earnout Period, the Designated Earnout Participants will not be entitled to receive any of the Designated Earnout Shares.

(c)

Promptly, and in any event within ten (10) Business Days, following the end of each monthly anniversary of the Closing during the Earnout Period, AB PubCo’s Chief Financial Officer will calculate (i) the VWAP of the AB PubCo Common Shares on each Trading Day for such monthly anniversary period and (ii) whether the Earnout Milestone has been achieved during the Earnout Period.

(d)	With respect to the Company Earnout Participants, if the Earnout Milestone is achieved during the Earnout Period, then:

(i)

within two (2) Business Days of the Earnout Milestone having been achieved, AB PubCo will deliver written notice to each of the Company Earnout Participants that the Earnout Milestone has been achieved (the “Milestone Achievement Notice”);

(ii)

the Company Earnout Participants shall have thirty (30) Business Days from the date of the Milestone Achievement Notice to provide written notice (the “Deferred Payment Notice”) to AB PubCo that it wishes to defer the issuance date of the Company Earnout Shares to which it is entitled, to a date that is not more one (1) year from the date of the Milestone Achievement Notice (the “Deferred Payment Date”);

(iii)

those Company Earnout Participants that elect a Deferred Payment Date in accordance with Section 1.16(d)(ii), may defer the issuance date of their Company Earnout Shares for three (3) additional one (1) year periods (i.e., in each case terminating on an anniversary of the initial Deferred Payment Date) by giving a new Deferred Payment Notice to AB PubCo not earlier than ninety (90) days and not later than thirty (30) Business Days prior to the expiration of the previous Deferred Payment Date (for greater certainty, Company Earnout Participants shall not be permitted to give any such Deferred Payment Notice after the day which is thirty (30) Business Days prior to the expiration of the Deferred Payment Date, and a Deferred Payment Notice, once given, may not be changed or revoked);

(iv)

if no Deferred Payment Notice is provided by a Company Earnout Participant to AB PubCo, then AB PubCo will issue and deliver the Company Earnout Shares to the Company Earnout Participants, with each Company Earnout Participant receiving its portion of the Company Earnout Shares as set forth on Schedule 1.16(a), within ten (10) Business Days following the date that is thirty (30) Business Days from the date of the Milestone Achievement Notice; and

(v)

with respect to those Company Earnout Participants that elect a Deferred Payment Date in accordance with Section 1.16(d)(ii) or (iii), AB PubCo will issue and deliver the Company Earnout Shares to such Company Earnout Participants, with each such Company Earnout Participant receiving its portion of the Company Earnout Shares as set forth on Schedule 1.16(a), on the applicable Deferred Payment Date. Notwithstanding the foregoing, the Deferred Payment Date will not be later than the date, if any, which the Company Earnout Participant’s employment with the Company ends.

(e)

With respect to the Designated Earnout Participants, if the Earnout Milestone is achieved during the Earnout Period, then AB PubCo will issue and deliver the Designated Earnout Shares to the Designated Earnout Participants (in accordance with an allocation to be specified by the SPAC to the Company in writing prior to the Closing) within twenty (20) Business Days following the date that the Earnout Milestone was achieved.

(f)

At all times during the Earnout Period, AB PubCo shall (i) keep available for issuance a sufficient number of the AB PubCo Common Shares to permit AB PubCo to satisfy in full the issuance of the Earnout Shares, and shall take all actions reasonably required (including by convening any shareholder meeting) to increase the authorized number of the AB PubCo Common Shares if at any time there are insufficient unissued AB PubCo Common Shares to permit such reservation, and (ii) use commercially reasonable efforts to cause AB PubCo Common Shares to remain tradable on the principal securities exchange or securities market on which the AB PubCo Common Shares are then traded.

(g)

If during the Earnout Period, a Company Sale is consummated which implies a value per share of the AB PubCo Common Shares that equals or exceeds Fifteen Dollars ($15.00) per share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing), as determined by the Post-Closing AB PubCo Board after including all of the Earnout Shares in such determination, then immediately prior to the consummation of such Company Sale, (i) the Earnout Shares, to the extent not yet earned, shall be deemed earned, and (ii) AB PubCo will issue and deliver the Earnout Shares to the Earnout Participants, with each Earnout Participant receiving its portion of the Earnout Shares as contemplated by Section 1.16(a) and Section 1.16(b), as applicable.

(h)

For the avoidance of doubt, the Company Earnout Shares, if any, shall be subject to the applicable lock-up restrictions set forth in Company Lock-up and Support Agreement, and the Designated Earnout Shares, if any, shall be subject to the applicable lock-up restrictions set forth in the A&R Sponsor Agreement.

(i)

Any issuance of the Company Earnout Shares, including without limitation in connection with a Company Sale pursuant to Section 1.16(g), shall be treated as compensation paid to the recipients thereof, and is not intended to be, and shall not be treated as, Amalgamation Consideration, all for applicable Tax purposes.

1.17	Withholding.

AB PubCo and the Exchange Agent shall be entitled to deduct and withhold from the Amalgamation Consideration and any other amounts issuable or payable hereunder (whether in cash or kind)(including, for greater certainty, Company Earnout Shares and Designated Earnout Shares) such amounts as the applicable party may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Governmental Authority when required by applicable Law, such amounts shall be treated for all purposes under this Agreement has having been paid to the Person to whom such amounts would otherwise have been paid. AB PubCo and the Exchange Agent, as applicable, may sell or otherwise dispose of such portion of the Amalgamation Consideration or other amount otherwise payable to such holder or former holder in the form of AB PubCo Shares as is necessary to provide sufficient funds to enable the withholding party to comply with such deduction or withholding requirements, and none of the SPAC, AB PubCo or the Exchange Agent, as applicable, shall be liable to any Person for any deficiency in respect of any proceeds received, and AB PubCo or the Exchange Agent, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

Notwithstanding anything else contained in the Agreement, a Person’s entitlement to any Company Earnout Shares and Designated Earnout Shares is subject to the condition that if at any time the board of directors of AB PubCo determines, in its sole and unfettered discretion, that the withholding of taxes is necessary or desirable in respect of such entitlement or the corresponding issuance of shares, such entitlement or issuance is not effective unless such withholding has been effected to the satisfaction of the board. In such circumstances, AB PubCo may require that the Person (a) pay the applicable amount of taxes (as determined by the board of directors of AB PubCo in its sole and unfettered discretion), by certified cheque, wire transfer or bank draft, or (b) otherwise ensure, in a manner acceptable to the board of directors of AB PubCo in its sole and unfettered discretion, that such amount of taxes will be timely and securely funded.

1.18	Taking of Necessary Action; Further Action.

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, including to vest the Avila Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of AB PubCo, Amalco Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will use their best efforts to take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE II

CLOSING

2.1	Closing.

Subject to the satisfaction or waiver of the conditions set forth in ARTICLE VIII or unless this Agreement is earlier terminated in accordance with ARTICLE IX, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place by electronic exchange of executed documents on a date and at a time to be agreed upon by the Parties, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or, if permissible, waived (other than those conditions that by their nature are required to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction, or if permissible, waiver of such conditions at the Closing), or at such other date, time or place (including remotely) as the Parties may mutually agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SPAC

Except as set forth in (a) the disclosure schedules delivered by the SPAC to the Company on the date hereof (the “SPAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEC Reports that are available on the SEC’s website through EDGAR, the SPAC represents and warrants to the Company as follows:

3.1	Organization and Standing.

The SPAC is a corporation duly organized, validly existing and in good standing under the laws of the state of the State of Delaware, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. After giving effect to the SPAC Continuance, as of the Closing, AB PubCo will be a corporation duly incorporated, validly existing and in good standing under the Laws of Alberta and will have all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the SPAC to enter into this Agreement or consummate the transactions contemplated hereby (a “SPAC Material Adverse Effect”). The SPAC has heretofore made available (including via the SEC’s EDGAR System) to the Company accurate and complete copies of its Organizational Documents, as currently in effect as of the date hereof. The SPAC is not in violation of any provision of its Organizational Documents in any material respect.

3.2	Authorization; Binding Agreement.

The SPAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the SPAC’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required SPAC Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the SPAC is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the SPAC Board, and (b) other than the Required SPAC Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of the SPAC are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the SPAC is a party shall be when delivered, duly and validly executed and delivered by the SPAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the SPAC, enforceable against the SPAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium Laws and other Laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The SPAC’s Board has by resolutions duly adopted at a meeting duly called and held, as of the date of this Agreement, (i) determined that this Agreement, the Amalgamation and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the SPAC Shareholders, (ii) approved and adopted this Agreement and the Ancillary Documents to which it is a party and approved the Amalgamation and the other transactions contemplated by hereby and thereby, and (iii) recommended the approval and adoption of this Agreement, the Ancillary Documents to which it is a party, the Amalgamation, and the other transactions contemplated hereby and thereby by the SPAC Shareholders.

3.3	Governmental Approvals.

Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority on the part of the SPAC is required to be obtained or made in connection with the execution, delivery or performance by the SPAC of this Agreement and each Ancillary Document to which it is a party or the consummation by the SPAC of the transactions contemplated hereby and thereby, other than (a) such filings as are contemplated by this Agreement, (b) any filings required with the Stock Exchange or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, or any state “blue sky” securities laws, and the rules and regulations thereunder, (d) such filings required in connection with the SPAC Continuance, (e) applicable requirements, if any, pursuant to the HSR Act, and (f) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

3.4	Non-Contravention.

Except as otherwise described in Schedule 3.4, the execution and delivery by the SPAC of this Agreement and each Ancillary Document to which it is a party, the consummation by the SPAC of the transactions contemplated hereby and thereby, and compliance by the SPAC with any of the provisions hereof and thereof, will not (a) contravene or conflict with or violate any provision of the SPAC’s Organizational Documents, (b) contravene or conflict with or constitute a violation of any provisions of Law or Order binding upon or applicable to the SPAC, (c) subject to obtaining the Consents from Governmental Authorities referred to in

Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the SPAC, Amalco Sub, or any of their properties or assets, or (d) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the SPAC under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any SPAC Material Contract, except for any deviations from any of the foregoing clauses that would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

3.5	Capitalization.

(a)

The SPAC is authorized to issue up to 221,000,000 shares of capital stock, consisting of (i) 220,000,000 SPAC Shares, including (A) 200,000,000 SPAC Class A Shares and (B) 20,000,000 SPAC Class B Shares, and (ii) 1,000,000 SPAC Preferred Shares. As of the execution of this Agreement, assuming the separation of all SPAC Units, the SPAC had 30,000,000 SPAC Class A Shares issued and outstanding, including 24,000,000 Class A Shares and 6,000,000 Class B Shares, and no SPAC Preferred Shares issued or outstanding. The SPAC has 12,000,000 SPAC Public Warrants with a strike price of $11.50 and 8,700,000 SPAC Private Warrants outstanding with a strike price of $11.50. The issued and outstanding SPAC Securities as of the date of this Agreement are set forth on Schedule 3.5(a). All outstanding SPAC Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the SPAC’s Organizational Documents or any Contract to which the SPAC is a party. None of the outstanding SPAC Securities have been issued in violation of any applicable securities Laws. All outstanding AB PubCo Shares following the consummation of the SPAC Continuance will be duly authorized, validly issued, fully paid and non-assessable. Except for the SPAC Securities set forth on Schedule 3.5(a) (taking into account, for the avoidance of doubt, any changes or adjustments to the SPAC Securities pursuant to the SPAC Continuance) and any equity securities of the SPAC issued after the date of this Agreement in compliance with Section 6.3, there shall be no other equity securities of the SPAC issued and outstanding immediately prior to Closing (but before giving effect to the Redemption).

(b)

Except as set forth in Schedule 3.5(b), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the SPAC or (B) obligating the SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating the SPAC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement (including the replacement SPAC Securities to be issued as AB PubCo Securities pursuant to the SPAC Continuance), there are no outstanding obligations of the SPAC to repurchase, redeem or otherwise acquire any shares of the SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(b), there are no shareholders agreements, voting trusts or other agreements or understandings to which the SPAC is a party with respect to the voting of any shares of the SPAC.

(c)

All Indebtedness of the SPAC as of the date of this Agreement is disclosed on Schedule 3.5(c), including all cash commissions and advisory fees payable by the SPAC in connection with the closing of the Business Combination. No Indebtedness of the SPAC contains any material restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the SPAC or (iii) the ability of the SPAC to grant any Lien on its properties or assets, except as would not reasonably be expected to have a SPAC Material Adverse Effect.

(d)

Since the date of incorporation of the SPAC, and except as contemplated by this Agreement, the SPAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed, or otherwise acquired any of its shares, and the SPAC’s Board has not authorized any of the foregoing.

3.6	Subsidiaries.

As of the date hereof, the SPAC does not have any Subsidiaries, except for Amalco Sub. The SPAC is not a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

3.7	SEC Filings and SPAC Financials.

(a)

The SPAC, since the IPO, has timely filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the SPAC with the SEC under the Securities Act or the Exchange Act, together with any amendments, restatements or supplements thereto. Except to the extent available on the SEC’s web site through EDGAR, the SPAC has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the SPAC’s annual reports on Form 10-K for each fiscal year of the SPAC beginning with the first year the SPAC was required to file such a form, (ii) the SPAC’s quarterly reports on Form 10-Q for each fiscal quarter that the SPAC filed such reports to disclose its quarterly financial results in each of the fiscal years of the SPAC referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the SPAC with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, together with any amendments, restatements, or supplements thereto, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. § 1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (I) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (II) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, to the Knowledge of SPAC, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SEC Reports. To the Knowledge of the SPAC, none of the SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. The Public Certifications are each true as of their respective dates of filing. As of the date of this Agreement, (A) the SPAC Units and the SPAC Class A Shares are listed on the NYSE, (B) the SPAC has not received any written deficiency notice from the NYSE relating to the continued listing requirements of such SPAC Securities, (C) there are no Actions pending or, to the Knowledge of the SPAC, threatened against the SPAC by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such SPAC Securities on the NYSE and (D) such SPAC Securities are in compliance with all of the applicable corporate governance rules of the NYSE.

(b)

Except as not required in reliance on exemptions from various reporting requirements by virtue of the SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, the SPAC maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the SPAC and other material information required to be disclosed by the SPAC in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the SPAC’s SEC filings and other public disclosure documents.

(c)

The SPAC maintains a standard system of accounting established and administered in accordance with GAAP. The SPAC has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)

The financial statements and notes of the SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”) fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(e)

Except as and to the extent reflected or reserved against in the SPAC Financials or as incurred in connection with this Agreement, the SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the SPAC Financials, other than (i) Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Balance Sheet Date in the ordinary course of business or (ii) Liabilities that are not, individually or in the aggregate, material in amount. All debts and Liabilities, fixed or contingent, which should be included under GAAP on a balance sheet are included in all material respects in the SPAC Financials as of the date of such SPAC Financials. The SPAC has no off balance sheet arrangements.

3.8	Absence of Certain Changes.

Since its incorporation, the SPAC has conducted no business other than its incorporation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Company and the negotiation and execution of this Agreement) and related activities. Since the SPAC’s incorporation, there has not occurred a SPAC Material Adverse Effect.

3.9	Compliance with Laws.

The SPAC is, and has since its incorporation been, in material compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect, and the SPAC has not received written notice alleging any violation of applicable Law in any material respect by the SPAC. To the SPAC’s

Knowledge, the SPAC is not under investigation with respect to any violation or alleged violation of, any Law, or judgment, Order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, and the SPAC has not previously received any subpoenas from any Governmental Authority.

3.10	Actions; Orders; Permits.

As of the date hereof, there is no pending or, to the Knowledge of the SPAC, threatened material Action to which the SPAC is subject which would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect, and there is no material Action that the SPAC has pending against any other Person. As of the date hereof, the SPAC is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Except as set forth on Schedule 3.10, no Permits are required for the conduct of the SPAC’s activities as of the date hereof and through the Closing Date.

3.11	Taxes and Returns.

(a)

Except as set forth on Schedule 3.11, the SPAC has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected, or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the SPAC Financials have been established in accordance with GAAP. The SPAC has complied in all material respects with all applicable Laws relating to Taxes. There are no audits, examinations, investigations or other Proceedings pending against the SPAC in respect of any Tax, and the SPAC has not been notified in writing of any proposed Tax claims or assessments against the SPAC (other than, in each case, claims or assessments for which adequate reserves in the SPAC Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the SPAC’s assets, other than Permitted Liens. The SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b)	The SPAC is, and has been since its incorporation, treated as a corporation for U.S. federal (and applicable state and local) income Tax purposes.

(c)

The SPAC has not taken, permitted or agreed to take any action, and does not, as of the date hereof or as of the Closing Date, intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

3.12	Employees and Employee Benefit Plans.

(a)	Except as set forth on Schedule 3.12(a), the SPAC does not have any paid employees.

(b)	Except as set forth on Schedule 3.12(b), the SPAC does not maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.13	Properties.

The SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The SPAC does not own or lease any material real property or material Personal Property.

3.14	Material Contracts.

(a)

Except as set forth on Schedule 3.14, other than this Agreement and the Ancillary Documents, there are no Contracts to which the SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the SPAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the SPAC as its business is currently conducted, any acquisition of material property by the SPAC, or restricts in any material respect the ability of the SPAC to engage in business as currently conducted by it or compete with any other Person (each, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b)

With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into in the ordinary course of business; (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against the SPAC and, to the Knowledge of the SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; and (iv) to the Knowledge of the SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the SPAC under any SPAC Material Contract.

3.15	Transactions with Affiliates.

Schedule 3.15 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations in an amount in excess of $200,000 between the SPAC and any (a) present or former director, officer or employee or Affiliate of the SPAC, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the SPAC’s outstanding capital stock as of the date hereof.

3.16	Investment Company Act.

As of the date of this Agreement, the SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

3.17	Finders and Brokers.

Except as set forth on Schedule 3.17 and the deferred underwriting commissions payable at Closing by AB PubCO, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the SPAC, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the SPAC.

3.18	Certain Business Practices.

(a)

Neither the SPAC, nor to the Knowledge of the SPAC, any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the incorporation of the SPAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the SPAC or assist it in connection with any actual or proposed transaction.

(b)

The operations of the SPAC are and to the Knowledge of SPAC, have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the SPAC with respect to any of the foregoing is pending or, to the Knowledge of the SPAC, threatened.

(c)

None of the SPAC or any of its directors or officers, or, to the Knowledge of the SPAC, any other Representative acting on behalf of the SPAC is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the SPAC has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, North Korea, Sudan, Syria, or the Crimean Region of Ukraine, or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.19	Insurance.

Schedule 3.19 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the SPAC relating to the SPAC or its business, properties, assets, directors, officers and employees, copies of which have been previously been made available to the Company. The SPAC is not in material breach or default with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the SPAC. The SPAC has reported to its insurers all material claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not, individually or in the aggregate, be reasonably likely to have a SPAC Material Adverse Effect.

3.20	SPAC Trust Account.

As of the date of this Agreement, the Trust Account has a balance of no less than $29,605,243. Such monies are invested solely in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company pursuant to the Trust Agreement. To the Knowledge of the SPAC, the Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and has not been amended or modified. The SPAC has complied in all respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by the SPAC or, to the Knowledge of the SPAC, by the Trustee. There are no separate agreements, side letters or other agreements that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or that would entitle any Person (other than the IPO Underwriters, SPAC Public Shareholders who shall have elected to redeem their SPAC Shares pursuant to the SPAC’s Certificate of Incorporation (or, in connection with an extension, in accordance with the SPAC’s Organizational Documents and the IPO Prospectus, of the SPAC’s deadline to consummate a Business Combination), or Governmental Authorities for Taxes) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except as described in the Trust Agreement.

3.21	Ownership of Amalgamation Consideration.

All AB PubCo Common Shares to be issued to the Company Shareholders in accordance with ARTICLE I and ARTICLE II shall be, upon issuance and delivery of such AB PubCo Common Shares, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, and the issuance and sale of such AB PubCo Common Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.22	Independent Investigation.

The SPAC has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and acknowledges that it has been provided access certain personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. The SPAC acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules), and in any certificate delivered to the SPAC pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to the SPAC pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF AMALCO SUB

The SPAC, as the parent company of Amalco Sub, represents and warrants to the Company with respect to Amalco Sub as follows:

4.1	Organization and Standing.

Amalco Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Alberta. Amalco Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Amalco Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Amalco Sub has heretofore made available to the Company accurate and complete copies of the Organizational Documents of Amalco Sub, as currently in effect as of the date hereof. Amalco Sub is not in violation of any provision of its Organizational Documents in any material respect.

4.2	Authorization; Binding Agreement.

Amalco Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Amalco Sub Board and, as applicable, shareholders of Amalco Sub in accordance with Amalco Sub’s Organizational Documents and any other applicable Law, and (b) no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement, on the part of Amalco Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party, or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Amalco Sub is a party has been or shall be when delivered, duly and validly executed and delivered and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Amalco Sub, enforceable against Amalco Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3	Governmental Approvals.

No Consent of or with any Governmental Authority, on the part of Amalco Sub is required to be obtained or made in connection with the execution, delivery or performance by Amalco Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by Amalco Sub of the transactions contemplated hereby and thereby, other than (a) such filings as expressly contemplated by this Agreement, (b) any filings required with the Stock Exchange or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, or any state “blue sky” securities Laws, and the rules and regulations thereunder, (d) applicable requirements, if any, pursuant to the HSR Act, and (e) where the failure to obtain or make such Consents or to make such filings or notifications has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Amalco Sub to enter into this Agreement or consummate the transactions contemplated hereby (an “Amalco Sub Material Adverse Effect”).

4.4	Non-Contravention.

The execution and delivery by Amalco Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by Amalco Sub of the transactions contemplated hereby and thereby, and compliance by Amalco Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Amalco Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Amalco Sub, or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Amalco Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, or (vii) result in the creation of any Lien upon any of the properties or assets of Amalco Sub under, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Company Material Adverse Effect.

4.5	Capitalization.

(a)

Prior to giving effect to the Amalgamation, Amalco Sub is authorized to issue an unlimited number of common shares, of which 100 common shares are issued and outstanding, and all of which are owned by the SPAC. Prior to giving effect to the transactions contemplated by this Agreement, Amalco Sub has never had any Subsidiaries or owned any equity interests in any other Person.

(b)

Except as set forth in its Organizational Documents, Amalco Sub (i) has no obligation to issue, sell or transfer any equity securities of Amalco Sub, (ii) is not party or subject to any contract that affects or relates to voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any equity interests of Amalco Sub, (iii) has not granted any registration rights or information rights to any other Person, (iv) has not granted any phantom shares and there are no voting or similar agreements entered into by Amalco Sub which relate to its capital or equity interests, (v) has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for voting interests of Amalco Sub or equity interests of Amalco Sub) with the owners or holders of Amalco Sub on any matter or any agreements to issues such bonds, debentures, notes or other obligations and (vi) has no outstanding contractual obligations to provide funds to, or make any investment (other than the transactions contemplated herein) in, any other Person.

4.6	Amalco Sub Activities.

Since its formation, Amalco Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Arrangement and the Amalgamation, and other than this Agreement and the Ancillary Documents to which it is a party, Amalco Sub is not party to or bound by any Contract.

4.7	Compliance with Laws.

Amalco Sub is not, and since the date of its formation, has not been, in conflict or non-compliance with, or in default or violation of, any Laws applicable to it. To Amalco Sub’s Knowledge, Amalco Sub, has not, since the date of its formation, received any written or oral notice of, or is under investigation with respect to, any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it is or was bound.

4.8	Actions; Orders.

There is no pending or, to the Knowledge of Amalco Sub, threatened Action to which Amalco Sub is subject, and there is no Action that Amalco Sub has pending against any other Person. Amalco Sub is not subject to any Orders of any Governmental Authority, nor to the Knowledge of Amalco Sub, are any such Orders pending.

4.9	Transactions with Related Persons.

There are no transactions, Contracts or understandings between Amalco Sub, on the one hand, and any (a) present or former director, officer or employee or Affiliate of Amalco Sub or the Sponsor, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of Amalco Sub outstanding capital stock as of the date hereof, on the other hand.

4.10	Finders and Brokers.

Except for the deferred underwriting commission to be paid by AB PubCo at the Closing, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Amalco Sub or any of its respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Amalco Sub.

4.11	Investment Company Act.

Amalco Sub is not an “investment company” or a Person directly or indirectly controlled by or acting on behalf of a person subject to registration and regulation as an “investment company,” in each case within the meanings of the Investment Company Act.

4.12	Taxes.

Amalco Sub has not taken, permitted or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the disclosure schedules delivered by the Company to the SPAC on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEDAR Reports that are available on SEDAR, the Company hereby represents and warrants to the SPAC as follows:

5.1	Organization and Standing.

The Company is a corporation duly incorporated and validly existing under the Laws of Alberta, is duly qualified to do business, and has all requisite corporate power and authority to own, make use of, lease and operate its assets and properties and to carry on its business as now being conducted. The Company has heretofore made available (including via SEDAR) to the SPAC accurate and complete copies of its Organizational Documents, as currently in effect as of the date hereof. The Company is not in violation of any provision of its Organizational Documents in any material respect.

5.2	Authorization; Binding Agreement.

The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Arrangement, the Amalgamation and the other transactions contemplated hereby and thereby, subject to the receipt of the Required Company Shareholder Approval and the approval of the Arrangement by the Court. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s Board and, where applicable, its shareholders, in accordance with the Company’s Organizational Documents, any applicable Law or any Contract to which the Company or any of its shareholders is a party or by which it or its securities are bound and (b) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby except for obtaining Required Company Shareholder Approval and the approval of the Arrangement by the Court. This Agreement has been, and each Ancillary Document to which the Company is a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s Board, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with its Organizational Documents, has (i) determined that this Agreement, and thereby the Ancillary Documents, and the Arrangement, the Amalgamation and the other transactions contemplated hereby and thereby are advisable, fair to, and in the best interests of, the Company and its shareholders, (ii) approved and adopted this Agreement, the Ancillary Documents, and approved the Arrangement, the Amalgamation and the other transactions contemplated hereby and thereby in accordance with applicable law, (iii) directed that this Agreement be submitted to the Company’s Shareholders for consideration, approval and adoption, (iv) recommended that the Company’s Shareholders approve and adopt this Agreement, the Ancillary Documents, the Amalgamation and other transactions contemplated hereby and thereby. Except for the Required Company Shareholder Approval and approval of the Arrangement by the Court, no additional approval or vote of any holders of capital stock or other equity interests of the Company would then be necessary to approve and adopt this Agreement and the Ancillary Documents and approve the Amalgamation and the other transactions contemplated hereby and thereby.

5.3	Capitalization.

(a)

The authorized capital stock of the Company consists of an unlimited number of Company Shares and preferred shares, of which, as of the date of this Agreement, 141,889,954 Company Shares were issued and outstanding. All outstanding Company Shares are duly authorized, are fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, or any Contract to which the Company is a party or by which it or its securities are bound. The Company does not hold any shares or other equity interests of another Company in its treasury. None of the outstanding Company Securities have been issued in violation of any applicable securities law.

(b)

Schedule 5.3(b) contains a complete and correct list, as of the date hereof, of (i) the name of the holder of each such Company Option, (ii) the number of Company Shares underlying each such Company Option, (iii) the date on which each such Company Option was granted, (iv) the exercise price of each Company Option, and (v) the expiration date of each Company Option. Except as set forth on Schedule 5.3(b), there are no outstanding or authorized equity appreciation rights, phantom equity rights, other equity or equity-based awards or other similar rights with respect to the Company other than the Company Equity Incentive Plan

(c)

Schedule 5.3(c) contains a complete and correct list, as of the date hereof, of (i) the name of the holder of each such Company Warrant, (ii) the number of Company Shares underlying each such Company Warrant, (iii) the date on which each such Company Warrant was granted, (iv) the exercise price of each Company Warrant, and (v) the expiration date of each Company Warrant.

(d)

Schedule 5.3(d)(i) contains a complete and correct list, as of the date hereof, of (i) the name of the holder of each such Company Debenture (other than Forced Conversion Company Debentures), (ii) the number of Company Shares underlying each such Company Debenture, (iii) the date on which each such Company Debenture was granted, (iv) the exercise price of each such Company Debenture, and (v) the maturity date of each such Company Debenture. Schedule 5.3(d)(ii) contains a complete and correct list, as of the date hereof, of (i) the name of the holder of each such Forced Conversion Company Debenture, (ii) the number of Company Shares underlying each such Forced Conversion Company Debenture, (iii) the date on which each such Forced Conversion Company Debenture was granted, (iv) the exercise price of each such Forced Conversion Company Debenture, and (v) the maturity date of each such Forced Conversion Company Debenture.

(e)

Other than as set forth on Schedule 5.3(b), Schedule 5.3(c) and Schedule 5.3(d) there are no other equity or voting interests in, or any Company Convertible Securities, or preemptive rights or other outstanding rights, options, warrants, subscriptions, puts, calls, conversion rights, or agreements or commitments of any rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its shareholders is a party or bound relating to any equity securities of the Company, whether or not outstanding.

(f)

There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company’s Certificate of Incorporation or as expressly set forth in this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company Securities have been granted, offered, sold and issued in compliance with all applicable securities Laws.

(g)

Other than the Forced Conversion Company Debentures, there are no equity interests of the Company are issuable, and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise) as a result of the transactions contemplated hereby.

(h)

Except as disclosed in the Company Financials, since January 1, 2022, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed, or otherwise acquired any equity interests of the Company, and the Company Board has not authorized any of the foregoing.

5.4	Subsidiaries.

As of the date hereof, the Company does not have any Subsidiaries. The Company is not a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.5	Governmental Approvals.

Except for approval of the Arrangement by the Court, no Consent of or with any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings and approvals as expressly contemplated by this Agreement, (b) any filings required with the CSE or Alberta Securities Commission with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, pursuant to the HSR Act, and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have (i) a Material Adverse Effect on the Company or (ii) a material adverse effect on the ability of the Company to enter into this Agreement or consummate the transactions contemplated hereby (clauses (i) or (ii), a “Company Material Adverse Effect”).

5.6	Non-Contravention.

The execution and delivery of this Agreement and the Ancillary Documents by the Company and of the transactions contemplated hereby and thereby, consummation by the Company of the transactions contemplated hereby and thereby and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Company or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under (other than Permitted Liens), (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of the Company Material Contracts, in each case except where such conflict, violation, breach, default, termination, cancellation, modification, acceleration, obligation, creation, or default would not, individually or in the aggregate, have a Company Material Adverse Effect.

5.7	Financial Statements.

(a)

The financial statements and notes of the Company contained or incorporated by reference in the SEDAR Reports (the “Company Financials”) fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Company at the respective dates of and for the periods referred to in such financial statements, all in accordance with IFRS methodologies applied on a consistent basis throughout the periods involved.

(b)

Except as and to the extent reflected or reserved against in the Company Financials or as incurred in connection with this Agreement, the Company has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with IFRS that are not adequately reflected or reserved on or provided for in the Company Financials, other than (i) Liabilities of the type required to be reflected on a balance sheet in accordance with IFRS that have been incurred since the Balance Sheet Date in the ordinary course of business or (ii) Liabilities that are not, individually or in the aggregate, material in amount. All debts and Liabilities, fixed or contingent, which should be included under IFRS on a balance sheet are included in all material respects in the Company Financials as of the date of such Company Financials. The Company has no off balance sheet arrangements.

5.8	Absence of Certain Changes.

Since December 31, 2022, there has not occurred a Company Material Adverse Effect. Since December 31, 2022, the Company has conducted its business in the ordinary course and consistent with past practice and the Company has not taken any action that, if taken after the date of this Agreement and prior to the Closing, would require the consent of the SPAC pursuant to Section 6.2.

5.9	Compliance with Laws.

The Company is not, and since its incorporation has never been, in material conflict or material non-compliance with, or in material default or violation of any applicable Laws. Since its incorporation, the Company, (i) has not received any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business, products or operations are or were bound or affected, (ii) has not been subjected to any investigation by a Governmental Authority regarding any actual or alleged violation of or failure on the part of the Company to comply with any applicable Law, (iii) has not had claims filed against it with any Governmental Authority alleging any failure by the Company to comply with applicable Law, and (iv) has not made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any applicable Law, in the case of clauses (i) through (iii), except as would not, or would not reasonably be expected to, be material to the Company.

5.10	Company Permits.

The Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Company), holds all licenses and Permits necessary to lawfully own, lease and conduct in all material respects its business as presently conducted and to own, lease and operate its assets and properties (collectively, the “Company Permits”). All the Company Permits are in full force and effect and not subject to, or threatened to be subject to, any revocation or modification Proceeding, and the Company is conducting business in full compliance with the Company Permits. The Company is not in violation in any material respect of the terms of the Company Permits, and the Company has received no written or oral notice of any Actions relating to the revocation or modification of the Company Permits.

5.11	Litigation.

There is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, and no such Action has been brought in the past five (5) years; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against the Company, its respective current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of the Company must be related to the Company’s business, equity securities or assets), its business, equity securities or assets.

5.12	Material Contracts.

(a)

Schedule 5.12(a) sets forth a true, correct and complete list, as of the date of this Agreement, of the Company Material Contracts, a true, correct and complete copy (including written summaries of oral Contracts) of which has been made available to the SPAC. For purposes of this Agreement, “Company Material Contract” means any contract, together with each Company Benefit Plan that is a Contract, to which the Company is a party or by which the Company, or any of its properties or assets are bound or affected that:

(i)

contains covenants that limit the ability of the Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)	involves any joint venture, partnership, or similar agreement;

(iii)	relates to the voting or control of the equity interests of the Company or the election of directors of the Company (other than the Organizational Documents of the Company);

(iv)	evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Company having an outstanding principal amount in excess of $100,000;

(v)

involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 or shares or other equity interests of the Company or another Person;

(vi)

relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Company, its business or material assets;

(vii)

by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Company under such Contract or Contracts of at least $250,000 per year or $500,000 in the aggregate;

(viii)	is with the ten largest customers of the Company and the ten largest suppliers of goods or services to the Company, for the twelve (12) months ended on December 31, 2022;

(ix)	is with any Governmental Authority;

(x)	obligates the Company to provide continuing indemnification or a guarantee of obligations that would be expected to result in payments to a third party after the date hereof in excess of $100,000;

(xi)

any employment or consulting agreements to which the Company or is a party and which provides for annual base cash compensation in excess of $100,000 or is between the Company and any directors or officers of the Company, including all non-competition, severance and indemnification agreements, or any Related Person;

(xii)	obligates the Company to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xiii)

all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements that are material to the business of the Company.

(xiv)	any guaranty, direct or indirect, of any obligation of a third party (other than the Company);

(xv)	all leases or master leases of personal property reasonably likely to result in annual payments of $100,000 or more in a 12-month period;

(xvi)

any contract (x) providing for the grant of any preferential rights of first offer or first refusal to purchase or lease any material asset of the Company or (y) providing for any exclusive right to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of the Company;

(xvii)

any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries and other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Interests of the Company;

(xviii)

any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person other than (A) advances for expenses required under customary joint operating agreements and customary advances to operators of Oil and Gas Interests of the Company not covered by a joint operating agreement or participation agreement or (B) any loan or capital contribution to, or investment in, (1) the Company or one of its wholly owned Subsidiaries, (2) any person (other than an officer, director or employee of the Company or any of its Subsidiaries) that is less than $1 million to such person or (3) any officer, director or employee of the Company or any of its Subsidiaries that is less than $50,000 to such person;

(xix)

any Contract providing for the sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ notice or less or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(xx)	any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, all or substantially all of the assets or stock of other persons; or

(xxi)	is otherwise required to be filed on SEDAR as a “Material Contract.”

(b)

With respect to the Company Material Contracts: (i) each Company Material Contract is valid and binding and enforceable in all respects against the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not affect the validity or enforceability of the Company Material Contracts; (iii) the Company is not in breach or default in any material respect, and to the Knowledge of the Company, no condition or event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company, under such Company Material Contract; (v) the Company has received neither written nor, to the Company’s Knowledge, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business and do not adversely affect the Company in any material respect; and (vi) the Company has not waived any material rights under any such Company Material Contract.

5.13	Intellectual Property.

(a)

Schedule 5.13(a)(i) sets forth: (i) all registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by the Company or otherwise used or held for use by the Company in which the Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the record owner and inventor(s), if any, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application serial numbers and dates of filing, as well as the current status; (ii) all material unregistered trademarks owned or purported to be owned by the Company; (iii) all material

Trade Secrets for which only a general description shall be disclosed; and (iv) all material proprietary Software owned or purported to be owned by the Company. Schedule 5.13(a)(ii) sets forth all material Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $10,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which the Company is a licensee or otherwise is authorized to use or practice or have rights to any Intellectual Property of any Person and which otherwise relates to the Company’s ownership or use of Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from the Company, if any. The Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Company Registered IP currently used, licensed or held for use by the Company, and previously used or licensed by the Company, except for the Intellectual Property that is the subject of the Company IP Licenses. All of the Scheduled IP is in full force and effect, subsisting, valid and enforceable. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Company has obtained valid assignments of inventions from each inventor. The Company (i) is the sole and exclusive owner of all right, title and interest in and to the Owned IP, in each case free and clear of any Liens (other than Permitted Liens); and (ii) has a valid and enforceable license or other rights to use all Licensed IP. The Company has not dedicated to the public or otherwise allowed to fall into the public domain any material Owner IP. The Company has provided the SPAC with true and complete copies of all material Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each material Company IP Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect. To the Knowledge of the Company, neither the Company nor any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement. The Company has entered into binding, valid and enforceable, written Contracts with each current and former employee and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Intellectual Property during the course of employment or engagement with the Company whereby such employee or independent contractor (i) acknowledges the Company’s exclusive ownership of all Intellectual Property invented, created, or developed by such employee or independent contractor within the scope of his or her employment or engagement with the Company; (ii) grants to the Company a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property, to the extent such Intellectual Property does not constitute a “work made for hire” under applicable Law; and (iii) irrevocably waives any right or interest, including any moral rights, regarding any such Intellectual Property, to the extent permitted by applicable Law. All material assignments and other instruments necessary to establish, record, and perfect the Company’s ownership interest in the Company Registered IP have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars. Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Company’s right to own or use any Intellectual Property.

(b)

The Company has a valid and enforceable right or license to use all material Company Registered IP and the Company has a valid and enforceable right or license to use all Intellectual Property that is the subject of a Company IP License applicable to the Company. The Company IP Licenses include all of the material licenses, sublicenses and other agreements or permissions necessary to operate the Company as presently conducted. The Company has performed all material obligations imposed on it in the Company IP Licenses, has made all payments required to date, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Company of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of the Company. All material registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to the Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. The Company is not a party to any Contract that requires the Company to assign to any Person all of its rights in any Intellectual Property developed by the Company under such Contract.

(c)

No Action is pending or, to the Company’s Knowledge, threatened against the Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently licensed, used or held for use by the Company, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. The Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which the Company is a party or its otherwise bound that (i) restrict the rights of the Company to use, transfer, license or enforce any Intellectual Property owned by the Company, (ii) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by the Company. The Company is not currently infringing, or has, in the past, infringed, misappropriated, or violated any Intellectual Property of any other Person in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Company. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by the Company.

(d)

No funding from any Governmental Authority or facilities of a university, college, other educational institution or non-profit organization was used in the development of the Owned IP, and no Governmental Authority, university, college, other educational institution or non-profit organization has a claim or right to claim title to any Owned IP. No employee of the Company (or a predecessor-in-interest) who was involved and contributed to the creation or development of the Owned IP has performed services for a Governmental Authority, university, college, other educational institution or non-profit organization during a time period when such employee also was involved in or contributed to the creation or development of the Owned IP.

(e)

The Company has taken steps consistent with generally accepted industry standards, and in any event no less than all reasonable steps, to safeguard and maintain the secrecy and confidentiality of all Trade Secrets included in the Owned IP, (ii) the Company has not authorized the disclosure of any Trade Secret included in the Owned IP, nor has any such Trade Secret been disclosed, in each case other than pursuant to a written and enforceable non-disclosure agreement, and (iii) there has been no misappropriation of any Trade Secret included in the Owned IP or breach of any obligations of confidentiality with respect to such Trade Secrets.

(f)

Neither the execution, delivery nor performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, directly result in: (i) a loss of or an Lien on any Owned IP; (ii) a breach of or default under, or right to terminate or suspend performance of, any IP Contract; (iii) the release, disclosure or delivery of any Trade Secrets within the Owned IP by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned IP. The SPAC will own all right, title and interest in and to, or otherwise have a license to, all Owned IP and Licensed IP on identical terms and conditions as the Company enjoyed immediately prior to the Closing.

(g)

The Source Code for Software within the Owned IP and the Source Code for Software included in all Company Products (A) has at all times been maintained in confidence, and has been disclosed only to employees and consultants having a “need to know” the contents thereof in connection with the performance of their duties and who are bound by confidentiality obligations of customary scope with respect to Source Code; and (B) has not been delivered, licensed or made available to any escrow agent or other Person, and the Company does not have any duty or obligation to deliver, license or make available such Source Code to any escrow agent or other Person.

(h)

The Company has not (i) used any Open Source Software in such a way that (A) obligates the Company to make any Software within the Owned IP available free of charge, available in source code form, or reverse engineerable, (B) grants or purports to grant to any third Person any rights or immunities under any Intellectual Property within the Owned IP, or (C) requires any Company Products or any portion thereof, to be subject to a Copyleft License; or (ii) contributed any Software within the Owned IP to an open source project or made any such Software available to any other Person under an open source license.

(i)

The Company has never been a member of, or a contributor to, any industry standards body that requires its members or contributors to grant or offer to any other Person any license or right to any Technology or Intellectual Property owned by such members or contributors.

(j)

The Company maintains complete and accurate technical documentation corresponding to the Company Products, including all system documentation, statements of principles of operation, and schematics for Software included in the Company Products, as well as any pertinent commentary or explanation that may be necessary to render such materials understandable and usable by a trained computer programmer. The Company is in physical possession and control of all of the Source Code or other Software included in all Company Products. Such Source Code and other Software associated with all current Company Products can be compiled without error into object code or interpreted without error by a suitable interpreter.

(k)

The Company Products do not contain any malicious or surreptitious code or device, such as a virus, worm, time or logic bomb, disabling device, Trojan horse or other malicious or surreptitious code designed to: (i) disrupt or damage any licensee’s use of the Company Products or related computer systems; (ii) erase, destroy or corrupt any licensee’s files or data; or (iii) bypass any technical security measure, or masquerade as compliant, so as to obtain access to any of licensee’s hardware or software in contravention of such technical security measures.

(l)

The Company has not (i) abandoned or failed to renew or timely maintain and pay annuities for, and otherwise timely prosecute all material Owned IP, including any material Scheduled IP; (ii) dedicated to the public or failed to safeguard or maintain the secrecy of any material Trade Secrets within the Owned IP or (iii) agreed in writing to do any of the foregoing.

(m)

The Company owns and has good, valid, and marketable title or a valid license in, all of the Company Systems necessary to operate the Business as currently conducted. The Company have taken commercially reasonable measures to protect and maintain the security of the Company Systems and all information stored or contained therein from any unauthorized use, access, interruption or modification by any Person. The Company Systems (i) operate and perform in all material respects in accordance with their documentation and as required by the Business as currently conducted; (ii) have not suffered any material persistent substandard performance, breakdown or failure since January 1, 2020; (iii) are free from any material defects; (iv) do not contain any virus, Software or hardware component designed to permit unauthorized access or to disable or otherwise harm or disable any System whether automatically with the passage of time or under the positive control of a Person; (v) are in good repair and operating condition and are adequate and suitable (including with respect to working condition, performance and capacity) for the purposes for which they are currently being used; and (vi) are sufficient to operate the Business after the Closing in substantially the same manner as conducted in the twenty-four (24) months prior to the Closing and constitute all of the Systems reasonably necessary to conduct the Business as currently conducted.

(n)	The Company has complied in all material respects with all applicable Laws regarding data protection and the privacy and security of Personal Data.

(o)

The Company has not been subject to, and there are no complaints or audits, proceedings, investigations or claims pending against the Company by any Governmental Authority (including any audits relating to the Cybersecurity Maturity Model Certification (CMMC)), or by any Person, in respect of the Data Activities.

(p)

The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by the Company, or (ii) Company IP License. Following the Closing, the Company shall be permitted to exercise, all of the Company’s rights under such Contracts or Company IP Licenses to the same extent that the Company would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay in the absence of such transactions.

5.14	Taxes and Returns.

(a)

The Company has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes being contested in good faith for which adequate reserves in the Company Financials have been established in accordance with IFRS. The Company has complied in all material respects with all applicable Laws relating to Tax.

(b)

There is no Action currently pending or, to the Knowledge of the Company, threatened against the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)

To the Knowledge of the Company, the Company is not being audited by any Tax authority nor has the Company been notified in writing or orally by any Tax authority that any such audit is contemplated or pending. To the Knowledge of the Company, there are no claims, assessments, audits, examinations, investigations or other Actions pending against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established in accordance with IFRS).

(d)

The Company does not have any liability for Taxes of any Person (other than the Company) (i) under any Tax indemnity, Tax sharing or Tax allocation agreement or any other contractual obligation (excluding for this purpose, agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements), (ii) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, or (iii) as a transferee or successor, by Contract (excluding for this purpose, Contracts entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements) or by operation of Law (other than Taxes of the Company).

(e)	There are no Liens with respect to any Taxes upon the Company’s assets, other than Permitted Liens.

(f)

The Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(g)

The Company has no outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(h)

The Company has made no change in accounting methods (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(i)

The Company is not, nor has it ever been, a member of an “affiliated group” as defined in Section 1504(a) of the Code or any affiliated, combined, unitary, consolidated or similar group under state, local or foreign Law (other than a group all of the members of which consisted of the Company and its subsidiaries).

(j)

The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(k)

The Company has not taken, permitted or agreed to take any action, and does not currently intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

5.15	Real Property.

(a)

The Company has title to its properties as follows: (i) with respect to Wells (including leasehold interests and appurtenant personal property) and non-producing oil and gas properties (including undeveloped locations on leases held by production and those leases not held by production), such title is good and free and clear of all liens, security interests, pledges, charges, encumbrances, mortgages and restrictions, (ii) with respect to non-producing properties in exploration prospects, such title was investigated in accordance with customary industry procedures prior to the acquisition thereof by the Company; (iii) the Company and its Subsidiaries have good and defensible title to all of the Oil and Gas Interests reflected in the Company Reserve Reports as attributable to interests owned by the Company and its Subsidiaries, (iv) with respect to real property other than oil and gas interests, such title is good and marketable free and clear of all liens, security interests, pledges, charges, encumbrances, mortgages and restrictions; and (v) with respect to personal property other than that appurtenant to oil and gas interests, such title is free and clear of all liens, security interests, pledges, charges, encumbrances, mortgages and restrictions. No real property owned, leased, licensed, or used by the Company in an area which is, or to the knowledge of the Company will be, subject to restrictions which would prohibit, and no statements of facts relating to the actions or inaction of another person or entity or its ownership, leasing, licensing, or use of any real or personal property exists or will exist which would prevent, the continued effective ownership, leasing, licensing, exploration, development or production or use of such real property in the business of the Company as presently conducted or as the SEDAR Reports indicate it contemplates conducting, except as may be properly described in the SEDAR Reports or such as individually or in the aggregate reasonably be expected to cause a Company Material Adverse Effect. The leases set forth on Schedule 5.15 (the “Leases”) are the only Contracts pursuant to which the Company leases any real property. The Company has made available to the SPAC accurate and complete copies of all Leases. The Company has not materially breached or violated any local zoning ordinance, and no written notice from any Person has been received by the Company or served upon the Company claiming any violation of any local zoning ordinance.

(b)

With respect to each Lease: (i) it is valid, binding and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and in full force and effect; (ii) each Oil and Gas Lease to which the Company or any of its Subsidiaries is a party is valid and in full force and effect, (iii) none of the Company or any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Oil and Gas Lease, (iv) none of the Company or any of its Subsidiaries has received written notice from the other party to any such Oil and Gas Lease that the Company or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Oil and Gas Lease; (v) except as would not be material to the Company and its Subsidiaries, taken as a whole, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells; (vi) all of the Wells and all water, CO2 or injection wells located on the Oil and Gas Leases or Units of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Interest of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Contracts and applicable Law, and all drilling and completion (and plugging and abandonment) of the Wells and such other wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect; (vii) all Oil and Gas Interests operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable Oil and Gas Leases and applicable Law, except where the failure to so operate would not have, individually or in the aggregate, a Company Material Adverse Effect; (viii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (ix) the Company has performed all material obligations imposed on it under such Lease and there exists no material default or event of default thereunder by the Company or, to the Company’s Knowledge, by any other party thereto; (x) as of the date hereof, there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, (xi) no waiver, indulgence or postponement of the Company’s obligations thereunder has been granted by the lessor, and (xii) as of the date hereof, the Company has not exercised early termination options, if any, under such Lease. The Company holds the leasehold estate established under the Leases free and clear of all Liens, except for Permitted Liens and Liens of mortgagees of the Real Property on which such leasehold estate is located. The Company is in physical possession and actual and exclusive occupation of the whole of the leased premises, none of which is subleased or assigned to another Person. With respect to alterations or improvements made by the Company that require restoration by the Company upon the expiration or the earlier termination of the applicable Leases in accordance with the terms of such Leases, the cost of the Company’s restoration obligations are not material to the Company.

(c)

The Company has delivered to SPAC true and correct copies of all written reports requested or commissioned by the Company or its Subsidiaries and delivered to the Company or its Subsidiaries in writing on or before the date of this Agreement estimating the Company’s and such Subsidiaries’ proved oil and gas reserves prepared by any unaffiliated person (each, a “Company Report Preparer”) concerning the Oil and Gas Interests of the Company and such Subsidiaries as of December 31, 2021 and September 30, 2022 (the “Company Reserve Reports”). The factual, non-interpretive data provided by the Company and its Subsidiaries to each Company Report Preparer in connection with the preparation of the Company Reserve Reports that was material to such Company Report Preparer’s estimates of the proved oil and gas reserves set forth in the Company Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Company Reserve Reports) accurate in all material respects. The oil and gas reserve estimates of the Company set forth in the Company Reserve Reports are derived from reports that have been prepared by the petroleum consulting firm as set forth therein, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would have, individually or in the aggregate, a Company Material Adverse Effect.

5.16	Personal Property.

Each item of Personal Property which is currently owned, used or leased by the Company with a book value or fair market value of greater than Twenty Five Thousand Dollars ($25,000) is set forth on Schedule 5.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as would not be material to the Company, or as set forth in Schedule 5.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) and are suitable for their intended use in the business of the Company. The operation of the Company’s business as it is now conducted or presently proposed to be conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than the Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to the Company. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. No event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of the Company or, to the Knowledge of the Company, any other party under any of the Company Personal Property Leases, and the Company has received no notice of any such condition.

5.17	Title to and Sufficiency of Assets.

The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its material assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens set forth in the Company Financials. The assets (including Intellectual Property rights and contractual rights) of the Company constitute all of the material assets, rights and properties that are used in the operation of the businesses of the Company as it is now conducted or that are used or held by the Company for use in the operation of the businesses of the Company.

5.18	Employee Matters.

(a)

The Company is not party to, or bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related Contract with any labor or trade union, labor organization or works council, and has never been party to, or bound by, any such Contracts. There are no labor strikes, slowdowns, work stoppages, boycotts, picketing, lockouts, job actions, labor disputes, or to the Company’s Knowledge threat of any of the foregoing, or union organizing activity (of unrepresented employees) or question concerning representation, by or with respect to any of the employees of the Company, and no such activities have ever occurred. No employees of the Company are represented by any labor organization, labor or trade union, or works council with respect to their employment with the Company. The Company has not engaged in any unfair labor practices.

(b)

The Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety, wages and hours, discrimination, harassment, retaliation, disability, labor relations, classification, withholding, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and other time off, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any instance of noncompliance in any of the foregoing respects, (ii) has correctly classified all current and former employees as either self-employed, employees, independent contractors, and as exempt or non-exempt for all purposes, (iii) has correctly classified all current and former employees as either self-employed, employees, independent contractors, and as exempt or non-exempt for all purposes, and is not liable for any past due arrears of wages or other compensation due to employees, independent contractors or consultants of the Company or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Company’s Knowledge, threatened, and there have been no such Actions brought in the past three (3) years, against the Company brought by or on behalf of any applicant for employment, any current or former employee, consultant, or independent contractor, any Person alleging to be a current or former employee, or any Governmental Authority or any other Person relating to violations of any federal, state, or local labor or employment Laws, or making any other allegation relating to the employment of or services rendered by such Person including alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. No executive or key employee of the Company has informed the Company, orally or in writing, of any plan to terminate their employment with or services to the Company.

(c)

Schedule 5.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Company, showing for each (i) the employee’s name, job title or description, employer, location, salary or hourly rate, hire date, status as exempt or non-exempt, leave status, and accrued vacation or paid time off; and (ii) base or hourly wage rate, and the amount of all wages, bonus, commission or other compensation paid during the fiscal year ending December 31, 2022. Except as set forth on Schedule 5.18(c), (A) no employee is a party to a written employment Contract with the Company that is not terminable “at will,” and (B) the Company have paid in full to all its employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and the Company has no obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice.

(d)	The Company does not currently have any independent contractors (including consultants).

(e)

In the past three (3) years, the Company has not implemented any plant closing, mass layoff or similar event that has triggered the notification requirement of the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. or any similar state, local or foreign Law.

(f)

There has not at any time been and there is not pending or, to the Knowledge of the Company, threatened, any allegation, investigation (including any internal investigation), complaint, lawsuit or Action concerning any Misconduct with respect to any Company employee, contractor, or other service provider, and the Company maintains and has at all times maintained appropriate policies prohibiting its service providers from engaging in acts of Misconduct. For purposes of this Section 5.18(f), “Misconduct” shall mean (i) any unlawful, illegal, fraudulent or deceptive conduct, (ii) harassment or discrimination, (iii) other acts of a similar nature that could reasonably be expected to bring a Company into public contempt, ridicule or disrepute or be materially injurious to the business, reputation or finances of the Company or any officer of the Company, (iv) sexual advances, lewd or sexually explicit comments, or the sending of sexually explicit images or messages; or (vi) any retaliatory act for refusing or opposing any of the above.

5.19	Benefit Plans.

(a)

“Company Benefit Plans” means any “employee benefit plan,” and all material contracts, plans, agreements, programs, arrangements, employee benefit plans, compensation arrangements and other benefit arrangements, whether written or unwritten and whether or not providing cash- or equity-based incentives (e.g., restricted stock, stock option, stock appreciation right, phantom stock, etc.), health, medical, dental, disability, accident or life insurance benefits, change in control or retention payments, vacation, severance, salary continuation, or other termination pay, bonus, commissions or other variable compensation, vacation, paid-time-off, sick leave, fringe benefit, retirement, deferred compensation, pension or savings benefits, that are sponsored, maintained, contributed to or required to be contributed by the Company or under which the Company has any liability or obligation (including any contingent liability or obligation) and all employment or other agreements providing compensation, vacation, severance or other benefits to any officer, employee, consultant or former employee of the Company to which the Company is a party.

(b)

Set forth on Schedule 5.19(b) is a true and complete list of each material Company Benefit Plan (other than any at will offer letter that does not provide for severance or termination benefits and is on the standard form of offer letter disclosed on Schedule 5.19(b)), and indicates whether such Company Benefit Plan is a government or Company provided plan. With respect to each Company Benefit Plan, (i) the Company has provided to SPAC or its counsel true and complete copies, to the extent applicable, of each writing constituting a part of such Company Benefit Plan, including all plan documents and amendments thereto, or if not in writing, a summary of such Company Benefit Plan, (ii) there are no funded benefit obligations for which contributions have not been made or properly accrued and (iii) there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with IFRS on the Company Financials. The Company has in the past been neither a member of a “controlled group,” nor does the Company have any Liability with respect to any collectively-bargained for plans. No fact exists which could reasonably be expected to adversely affect the qualified status of any Company Benefit Plans or the exempt status of such trusts.

(c)

With respect to each Company Benefit Plan: (i) such Company Benefit Plan is and has at all times been operated, maintained, funded, and administered in accordance with its material terms, and applicable Laws; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined by any applicable Laws, has occurred, excluding transactions effected pursuant to a statutory or administration exemption, and (v) all material contributions and premiums due through the Closing Date have been timely made or have been fully accrued on the Company Financials.

(d)

Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) to the Company’s Knowledge, result in a non-exempt prohibited transaction, as defined by any applicable Laws. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of any excise taxes required by any applicable Laws.

5.20	Environmental Matters.

(a)

The Company is and has been in compliance with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b)

The Company is not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. The Company has not assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)

No Action has been made or is pending, or to the Company’s Knowledge, threatened against the Company or any assets of the Company alleging either or both that the Company may be in violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)

There is no investigation of the business, operations, or currently owned, operated, or leased property of the Company or, to the Company’s Knowledge, previously owned, operated, or leased property of the Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or Environmental Liabilities.

(e)	There are no (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls located at any of the properties of the Company.

(f)

The Company has provided to the SPAC all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of the Company.

5.21	Transactions with Related Persons.

Neither the Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of the Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past two (2) years, has been, a party to any transaction with the Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest.

5.22	Insurance.

(a)

A list of all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Company relating to the Company or its business, properties, assets, directors, officers and employees, copies of which have been previously been made available to the Company is set forth on Schedule 5.22. All premiums due and payable under all such insurance policies have been timely paid and the Company is otherwise in material compliance with the terms of such insurance policies and each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. The Company has no self-insurance or co-insurance programs. In the past five (5) years (or since the date of the Company’s formation if less than five years ago), the Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)

The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to

(with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such material insurance claim. In the last three (3) years, the Company has not made any claim against an insurance policy as to which the insurer is denying or has denied coverage.

5.23	Books and Records.

All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course of business consistent with past practice and in accordance with applicable Laws.

5.24	Certain Business Practices.

(a)

Neither the Company or any of its directors or officers, nor to the Knowledge of the Company, any of its Representatives acting on its behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Corruption of Foreign Public Officials Act of Canada or the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Neither the Company nor any of its Representatives acting on its behalf has, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction.

(b)

The operations of the Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c)

Neither the Company nor any of its directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Company has not in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, North Korea, Syria, Sudan, the Crimean region of Ukraine, or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

5.25	Compliance with Privacy Laws, Privacy Policies and Certain Contracts.

(a)

The Company, and to the Knowledge of the Company, its officers, directors, employees, agents, subcontractors and vendors to whom the Company has given access to Personal Data, are and have been at all times, in compliance in all material respects with all applicable Privacy Laws;

(b)

To the Knowledge of the Company, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company has not experienced any loss, damage or unauthorized access, use, disclosure, modification, or breach of security of Personal Data maintained by or on behalf of the Company (including, to the Knowledge of the Company, by any agent, subcontractor or vendor of the Company); and

(c)

To the Knowledge of the Company, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) no Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Privacy Law by the Company; and (ii) the Company has not been given written notice of any criminal, civil or administrative violation of any Privacy Law, in any case including any claim or Action with respect to any loss, damage or unauthorized access, use, disclosure, modification, or breach of security, of Personal Data maintained by or on behalf of the Company (including by any agent, subcontractor or vendor of the Company).

5.26	Investment Company Act.

The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act.

5.27	Finders and Brokers.

Except for the deferred underwriting commission payable by the Company at Closing, the Company has neither incurred nor will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

5.28	Compliance with Health Care Laws.

The Company and each of its employees, officers, and directors are, and has at all times been, in material compliance with all applicable Health Care Laws. No Person, including any Governmental Authority, has: (i) made any claim or commenced any Proceeding with respect to any violation of any Health Care Law by the Company; or (ii) provided notice of any potential criminal, civil or administrative violation of any Health Care Law by the Company.

5.29	Independent Investigation.

The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the SPAC and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the SPAC for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the SPAC set forth in this Agreement (including the related portions of the SPAC Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the SPAC nor any of its Representatives have made any representation or warranty as to the SPAC or this Agreement, except as expressly set forth in this Agreement (including the related portions of the SPAC Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

5.30	Information Supplied.

None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the Proxy Statement or Company Circular and other mailings or other distributions to the SPAC Shareholders or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the SPAC or its Affiliates.

5.31	SEDAR Filings.

The Company has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the Canadian Securities Administrators under the Securities Act (Alberta) (the “Alberta Securities Act”) together with any amendments, restatements or supplements thereto. Except to the extent available on SEDAR, the Company has delivered to the SPAC copies in the form filed on SEDAR all of the following: (i) the Company’s annual information forms, (ii) the Company’s annual and interim financial statements and management’s discussion and analysis, (iii) all other forms, reports, prospectuses, management information circulars and other documents (other than preliminary materials) filed by the Company on SEDAR since December 31, 2020 (the forms, reports, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through SEDAR, together with any amendments, restatements, or supplements thereto, are, collectively, the “SEDAR Reports”) and (iv) all certifications and statements required with respect to any report referred to in clause (i) above (collectively, the “Canadian Certifications”). The SEDAR Reports (A) were prepared in all material respects in accordance with the requirements of Alberta Securities Act, and the rules and regulations thereunder and (B) did not, as of their respective filing dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the Alberta Securities Commission with respect to any SEDAR Reports. To the Knowledge of the Company, none of the SEDAR Reports filed on or prior to the date of this Agreement is subject to ongoing review or investigation by the Alberta Securities Commission as of the date of this Agreement. The Canadian Certifications are each true as of their respective dates of filing. As of the date of this Agreement, (I) the Company Shares are listed on the CSE, (II) the Company has not received any written deficiency notice from the CSE relating to the continued listing requirements of such the Company Shares, (III) the Company is in compliance with all of the applicable corporate governance rules of the CSE.

ARTICLE VI

COVENANTS

6.1	Access and Information.

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), subject to Section 6.16, the Company shall give, and shall cause its Representatives to give, the SPAC and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Company, as the SPAC or its Representatives may reasonably request regarding the Company and its businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, Schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause the Company’s Representatives to reasonably cooperate with the SPAC and its Representatives in their investigation; provided, however, that the SPAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company.

During the Interim Period, subject to Section 6.16, the SPAC shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the SPAC, as the Company or its Representatives may reasonably request regarding the SPAC, its respective business, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, Schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the SPAC’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the SPAC.

6.2	Conduct of Business of the Company.

Unless the SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents (including as contemplated by any Debenture Financing in accordance with Section 12.1), the Company shall (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Company and its business, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its assets.

The Company shall provide advance written notice to the SPAC of any material action that is not within the ordinary course and consistent with past practice. Except as expressly contemplated by the terms of this Agreement or the Ancillary Documents, during the Interim Period, without the prior written consent of the SPAC (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not:

(a)	amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(b)

authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any Class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(c)

split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except for the repurchase of Company Shares from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date hereof providing for the repurchase of shares in connection with any termination of service);

(d)

incur, create, assume, prepay, commit to, or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $600,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $100,000 individually or $600,000 in the aggregate;

(e)

increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) other than in the ordinary course of business consistent with past practice, to any employee, or increase other benefits of employees generally, or enter into, establish, amend or terminate any Company Benefit Plan other than as required by applicable Law or pursuant to the terms of any Company Benefit Plans;

(f)

take any action to (i) hire or terminate any officer, director, employee or other individual service provider of the Company, (ii) grant, announce or modify any equity or equity-based awards, (iii) accelerate the payment, funding, right to payment or vesting of any compensation or benefits, or (iv) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization;

(g)

make or rescind any material election relating to Taxes, settle any Action, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS;

(h)

transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company IP Licenses or other Company Intellectual Property (excluding non-exclusive licenses of Company Intellectual Property to Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(i)	terminate, waive, renew, extend, assign, or fail to maintain in effect any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract;

(j)	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(k)	establish any Subsidiary or enter into any new line of business;

(l)

voluntarily terminate, cancel, materially modify or amend, permit to lapse, or fail to keep in force any insurance policies maintained for the benefit of the Company or providing insurance coverage with respect to its assets, operations and activities, without replacing or revising such policies with a comparable amount of insurance coverage with substantially similar coverage to that which is currently in effect;

(m)

revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with IFRS and after consulting with the Company’s outside auditors;

(n)

waive, release, assign, commence, initiate, satisfy, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $250,000 individually or $1,000,000 in the aggregate, or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(o)	close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(p)

acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(q)	make capital expenditures in excess of $250,000 (individually for any project (or set of related projects) or $500,000 in the aggregate);

(r)

authorize, recommend, propose or announce an intention to adopt, or otherwise effect a plan of complete or partial liquidation, rehabilitation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or similar transaction;

(s)

voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $50,000 individually or $100,000 in the aggregate, other than pursuant to the terms of a Company Material Contract or Company Benefit Plan or for Expenses incurred by the Company in connection with the transactions contemplated by this Agreement;

(t)

purchase, sell, lease, license, transfer, exchange or swap, pledge, mortgage or otherwise pledge or encumber (including securitizations), or transfer or otherwise dispose of any material portion of its properties, assets or rights (including equity interests of the Company);

(u)	enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(v)	take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(w)	accelerate the collection of any trade receivables or delay the payment of trade payables or any other Liabilities other than in the ordinary course of business consistent with past practice; or

(x)

enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice).

6.3	Conduct of Business of the SPAC.

Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, the SPAC shall comply with all Laws applicable to the SPAC. Notwithstanding anything to the contrary in this Section 6.3, nothing in this Agreement shall prohibit or restrict the SPAC from extending, in accordance with the SPAC’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), so long as the SPAC is solely responsible for the SPAC Extension Expenses, and no consent of any other Party shall be required in connection therewith.

Without limiting the generality of Section 6.3 and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the SPAC Continuance), during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the SPAC shall not:

(a)	other than with respect to the SPAC Continuance, amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(b)

authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any

Class and any other equity-based awards, other than the issuance of the SPAC Securities issuable upon conversion or exchange of outstanding SPAC Securities in accordance with their terms, or engage in any hedging transaction with a third Person with respect to such securities;

(c)

split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(d)

incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $25,000 individually or $50,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.3(d) shall not prevent the SPAC from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Arrangement, the Amalgamation and the other transactions contemplated by this Agreement (including SPAC Extension Expenses), up to aggregate additional Indebtedness during the Interim Period of $50,000;

(e)

make or rescind any material election relating to Taxes, settle any claim, Action, Proceeding, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS;

(f)	amend, waive or otherwise change the Trust Agreement in any manner adverse to the SPAC;

(g)	terminate, waive or assign any material right under any SPAC Material Contract;

(h)	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(i)	establish any Subsidiary or enter into any new line of business;

(j)

fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect as of the date of this Agreement;

(k)

waive, release, assign, initiate, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the SPAC or its Subsidiary) not in excess of $25,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the SPAC Financials;

(l)

acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(m)

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Arrangement and the Amalgamation);

(n)	voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $25,000 individually or $50,000 in the aggregate (excluding the incurrence of any

Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.3 during the Interim Period;

(o)	enter into any agreement, understanding or arrangement with respect to the voting of the SPAC Securities; or

(p)	take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement.

6.4	Annual and Interim Financial Statements.

(a)

During the Interim Period, within forty-five (45) calendar days following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to the SPAC an unaudited income statement and an unaudited balance sheet of the Company for the period from the latest Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with IFRS (or, at the election of the Company, GAAP), subject to year-end audit adjustments and excluding footnotes.

(b)

The Company shall use reasonable best efforts to deliver to the SPAC on or prior to March 20, 2023, the audited financial statement of the Company (including, in each case, any related notes thereto), consisting of the balance sheets of the Company as of December 31, 2022, and the related audited income statements, changes in shareholder equity and statements of cash flows for the fiscal year then ended and the prior two fiscal years, audited by a PCAOB qualified auditor in accordance with IFRS (or, at the election of the Company, GAAP) and containing an unqualified report of the Company’s auditors, that is required to be included in the Registration Statement and any other filings to be made by the SPAC with the SEC in connection with the transactions contemplated hereby and in the Ancillary Document.

(c)

All financial statements delivered pursuant to this Section 6.4, (A) will be prepared from, and reflect in all material respects, the books and records of the Company, (B) will be prepared in accordance with IFRS (or, at the election of the Company, GAAP) applied on a consistent basis throughout the periods covered thereby, (C) will fairly present, in all material respects, the consolidated financial position of the Company, as of the dates thereof and their results of operations for the periods then ended, and (D) will be audited in accordance with the standards of the CPAB. All costs incurred in connection with preparing and obtaining such financial statements shall be Expenses of the Company.

(d)

The Company shall use reasonable best efforts (i) to assist the SPAC and its Representatives, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company, in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that is reasonably required to be included in the Registration Statement and any other filings to be made by the SPAC with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Documents and (ii) to obtain the consents of the Company’s auditors with respect thereto as may be required by applicable Law.

6.5	SPAC Public Filings.

During the Interim Period, the SPAC will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its reasonable best efforts prior to the Closing to maintain the listing of the SPAC Class A Shares on the NYSE; provided, however, that the SPAC shall use its reasonable best efforts to obtain, and the Company will use its reasonable best efforts to cooperate with the SPAC to obtain, a listing of the AB PubCo Common Shares and AB PubCo Public Warrants on Nasdaq effective as of the Closing.

6.6	Fairness Opinions.

During the Interim Period, the Company may, in its sole discretion and at its sole cost and expense, obtain an opinion from a reputable financial advisor that, among other matters as determined by the Company in its sole discretion, the transactions contemplated by this Agreement are fair to the shareholders of Company from a financial point of view (the “Company Fairness Opinion”). During the Interim Period, the SPAC may, in its sole discretion and at the Company’s sole cost and expense, obtain an opinion from a reputable financial advisor that, among other matters as determined by the SPAC in its sole discretion, the transactions contemplated by this Agreement are fair to the SPAC Shareholders from a financial point of view.

6.7	Forced Conversion Company Debentures.

At or prior to the Amalgamation Effective Time, the Company shall comply with all requirements of the Forced Conversion Company Debentures set forth on Schedule 6.7 to require the holders thereof to fully convert the Forced Conversion Company Debentures into Company Shares. For the avoidance of doubt, the Company shall be solely responsible for causing the Forced Conversion Company Debentures to convert into Company Shares prior to the Amalgamation Effective Time and any Liabilities and Expenses related to such conversion shall be Liabilities and Expenses that must be satisfied by the Company prior to the Amalgamation Effective Time.

6.8	No Solicitation.

For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (I) all or any material part of the business or assets of the Company (other than in the ordinary course of business consistent with past practice) or (II) any of the shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the SPAC and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving the SPAC. For the avoidance of doubt, an “Alternative Transaction” does not include any Debenture Financing in accordance with ARTICLE XII.

(a)

During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the SPAC, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, or (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

(b)

Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(c)

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal, the Company Board may, or may cause the Company to, make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(ii)	the Company has been, and continues to be, in compliance with its obligations under this Section 6.8;

(iii)

the Company or its Representatives have delivered to the SPAC a written notice of the determination of the Company Board that it has received a Superior Proposal and of the intention to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);

(iv)	the Company or its Representatives have provided to the SPAC a copy of any proposed definitive agreement for the Superior Proposal;

(v)

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the SPAC received the Superior Proposal Notice and the date on which the SPAC received a copy of the definitive agreement for the Superior Proposal;

(vi)

after the Matching Period, the Company Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the SPAC under Section 6.8(d));

(vii)	the approval of the Arrangement Resolution by the Company Shareholders has not been obtained; and

(viii)	prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement the Company terminates this Agreement.

(d)

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the SPAC to amend the terms of this Agreement and the Arrangement in good faith, after consultation with legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the SPAC to make such amendments to the terms of this Agreement and the Arrangement as would enable the SPAC or its affiliates to proceed with the transactions contemplated by this Agreement on such amended terms. If as a consequence of the foregoing the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the SPAC and the Company and the SPAC shall amend this Agreement to reflect such offer made by the SPAC, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(e)

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 6.8(c).

(f)

Nothing in this Agreement shall prohibit the Company Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the Company Board from making any disclosure to the Company Shareholders if the Company Board, acting in good faith and upon the advice of its legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required under Law; provided, however, that, notwithstanding that the Company Board shall be permitted to make such disclosure, the Company Board shall not be permitted to make a Change in Recommendation, other than as permitted by Section 6.8(c).

(g)

If the Company provides a Superior Proposal Notice to the SPAC after a date that is less than five Business Days before the Company Meeting, the Company shall, upon request from the SPAC, postpone the Company Meeting to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting (and, in any event, no less than five Business Days prior to the Outside Date), provided however that if the Company has fully complied with Section 6.8(c) through Section 6.8(d), it may then cancel the Company Meeting.

6.9	No Trading.

The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the SPAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and the Stock Exchange promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the SPAC (other than to engage in the Arrangement and the Amalgamation in accordance with ARTICLE I), communicate such information to any third party, take any other action with respect to the SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

6.10	Notification of Certain Matters.

During the Interim Period, (a) each Party shall give prompt notice to the other Parties if such Party or its Affiliates, and (b) the Company shall give prompt notice to the SPAC if, to the Company’s Knowledge: (i) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder, in any material respect; (ii) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (A) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (B) any non-compliance with any Law by such Person or its Affiliates; (iii) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (iv) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would make any representation or warranty contained in this Agreement, false or untrue, would constitute a breach of any covenant or agreement contained in this Agreement, or would reasonably be expected to cause or result in any of the conditions to the Closing set forth in this Agreement, not being satisfied or the satisfaction of those conditions being materially delayed; or (v) becomes aware of the commencement or threat, in writing, of any Action against such Person or any of its Affiliates, or any of their respective properties or assets, or, to the actual knowledge of such Person, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Person or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

6.11	Efforts.

(a)

Upon the terms and subject to the conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including obtaining all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)

As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(c)

Notwithstanding the immediately preceding paragraph, nothing contained herein shall be deemed to require the SPAC or the Company, and the SPAC and the Company shall not be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition, commitment or restriction, in connection with obtaining the foregoing Permits, consents, Orders, approvals, waivers, non-objections and authorizations of Governmental Authorities that would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of operations on the business of the Company, or on the business of the SPAC (which restriction, commitment, or condition could include materially increasing capital, divesting or reducing lines of businesses or asset classes, entering into compliance or remediation programs, and making material lending or investment commitments).

(d)

Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

6.12	Tax Matters.

(a)

Neither the SPAC Shareholders nor the Company shall have any obligation or Liability with respect to any Excise Tax imposed on the Company, the SPAC or AB PubCo as a result of the Business Combination and shall not be required to indemnify any Person for the payment of such Excise Tax and AB PubCo shall be responsible for the prompt payment of any Excise Tax if and when due.

(b)

AB PubCo shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes, which shall constitute “Expenses” hereunder.

(c)

The Parties agree and intend that, to the greatest extent permitted by Law, for U.S. federal (and applicable state and local) income tax purposes, the transactions contemplated by this Agreement are intended to be treated consistent with the Intended Tax Treatment. Provided the Arrangement, including the Amalgamation, satisfy the requirements applicable to the Intended Tax Treatment, the Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax audit, claim or similar proceedings in connection with the Intended Tax Treatment. Notwithstanding the foregoing or anything herein to the contrary, none of the Parties makes any representation, warranty or covenant to any other Party or holder of SPAC Securities or Company Securityholder regarding the U.S. tax treatment of the Arrangement or any component thereof.

(d)	This Agreement is and is hereby adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder with respect to the Amalgamation.

(e)

The Parties shall execute and deliver (i) officer’s certificates, in customary form, in a timely manner upon request by the other Party and (ii) any other representations reasonably requested by counsel to the SPAC or counsel to the Company, as applicable, for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the transactions contemplated by this Agreement, at such time or times as may be requested by counsel to the SPAC or counsel to the Company, including in connection with the Closing and any filing with the SEC. In the event the SEC requests or requires a tax opinion on the Intended SPAC Tax Treatment, the SPAC shall use reasonable best efforts to cause Loeb & Loeb LLP to deliver such opinion, and in the event the SEC requests or requires a tax opinion on the Inversion or the Intended Company Tax Treatment, the Company shall use reasonable best efforts to cause Dorsey & Whitney LLP to deliver such opinion, each such opinion being subject to the assumptions, qualifications, and reasoning as determined by the counsel delivering such opinion, and each party shall use reasonable best efforts to execute and deliver customary tax representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor. Notwithstanding anything to the contrary in this Agreement, Loeb & Loeb LLP shall not be required to provide any opinion to any party regarding the Inversion or the Intended Company Tax treatment.

6.13	Further Assurances.

The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

6.14	The Registration Statement.

(a)

As promptly as practicable after the date hereof, the SPAC shall prepare, with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of AB PubCo Common Shares (x) to be issued under this Agreement as the Shareholder Amalgamation Consideration and (y) the replacement AB PubCo Securities issued in the SPAC Continuance, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from the SPAC Shareholders for the matters to be acted upon at the SPAC Special Meeting and providing the SPAC Public Shareholders an opportunity in accordance with the SPAC’s Organizational Documents and the IPO Prospectus to have their SPAC Shares redeemed (such rights to have their SPAC Shares redeemed, “Redemption Rights,” and such redemption thereof, the “Redemption”) in conjunction with the shareholder vote on the SPAC Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from the SPAC Shareholders to vote, at an extraordinary general meeting of the SPAC Shareholders to be called and held for such purpose (the “SPAC Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the SPAC Continuance and the Amalgamation (and, to the extent required, the issuance of any shares in connection with the Debenture Financing), by the SPAC Shareholders in accordance with the SPAC’s Organizational Documents and IPO Prospectus, the Securities Act, the DGCL and the ABCA, as applicable, and the rules and regulations of the SEC and the Stock Exchange, (ii) the effecting of the SPAC Continuance, including the adoption of AB PubCo Organizational Documents, (iii) the adoption of the A&R AB PubCo Organizational Documents, (iv) the change of name of AB PubCo in connection with the Amalgamation, (v) the adoption and approval of a new equity incentive plan, in a form reasonably acceptable to the Company and the SPAC, and which will provide for awards for a number of AB PubCo Common Shares equal to ten percent (10%) of the aggregate number of AB PubCo Common Shares issued and outstanding immediately after the Closing (calculated after giving effect to the Redemption and assuming full exercise of the Converted Options), (vi) the release of fifty percent (50%) of the Founder Shares (as defined in the A&R Sponsor Agreement) from the lock-up restrictions applicable thereto, (vii) such other matters as the Company and the SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Arrangement, the Amalgamation and the other transactions contemplated by this Agreement (including any proposal to alter the authorized share capital of AB PubCo to match the authorized share capital of Amalco Sub) (the approvals described in foregoing clauses (i) through (vii), collectively, the “SPAC Shareholder Approval Matters”), and (viii) the adjournment of the SPAC Special Meeting, if necessary or desirable in the reasonable determination of the SPAC. If on the date for which the SPAC Special Meeting is scheduled, the SPAC has not received proxies representing a sufficient number of shares to obtain the Required SPAC Shareholder Approval, whether or not a quorum is present, the SPAC may make one or more successive postponements or adjournments of the SPAC Special Meeting. In connection with the Registration Statement, the SPAC will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the SPAC’s Organizational Documents, the Securities Act, the DGCL and the ABCA, as applicable, and the rules and regulations of the SEC and the Stock Exchange. The SPAC and the Company and their respective counsel shall cooperate and provide one another with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and any comments timely made in good faith shall be considered. The Company and the SPAC shall each provide the other with such information concerning the Company, the SPAC and their respective shareholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company or the SPAC, as applicable, shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b)

The SPAC shall take all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the SPAC Special Meeting and the Redemption. Each of the SPAC and the Company shall make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, the SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and shall respond in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The SPAC shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the SPAC Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the SPAC’s Organizational Documents; provided, however, that the SPAC shall not amend or supplement the Proxy Statement without prior written consent of the Company, not to be unreasonably withheld, conditioned, or delayed.

(c)

The SPAC, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The SPAC shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that the SPAC or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the SPAC Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company and its counsel a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, and the SPAC shall consider any such comments timely made in good faith under the circumstances.

(d)

As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, the SPAC shall distribute the proxy statement/prospectus contained in the Registration Statement to the SPAC Shareholders and the Company Shareholders, and pursuant thereto, shall call the SPAC Special Meeting in accordance with the Securities Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e)

The SPAC shall comply with all applicable Laws, any applicable rules and regulations of the Stock Exchange, the SPAC’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the SPAC Special Meeting and the Redemption.

(f)

All Expenses of, related to and incurred in connection with the preparation, filing, processing, and approval of the Registration Statement including, but not limited to, all auditing, accounting, legal, exchange listing fees, SEC and other filing fees, proxy fees, redemption fees, printing fees and mailing expenses shall constitute Expenses of the Company and shall be promptly paid by the Company as incurred.

6.15	Public Announcements.

(a)

The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the SPAC and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance provided, however, that the foregoing shall not prohibit the SPAC, the Sponsor, and their respective Representatives from providing general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor, including to potential Debenture Investors in connection with a Debenture Financing in accordance with Section 12.1, or in connection with normal fund raising or related marketing or informational or reporting activities; and provided, further, that subject to Section 6.2 and this Section 6.15, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any required third party consent. Notwithstanding the foregoing, the SPAC and the Company may make statements that are consistent with previous public releases made by such Party in compliance with this Section 6.15.

(b)

The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall have the opportunity to review and comment prior to filing and the SPAC shall consider any such comments in good faith. The Parties shall mutually agree upon and, as promptly as practicable after the Closing, issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the SPAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws, which the Sponsor shall have the opportunity to review and comment. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party or any Governmental Authority in connection with the transactions contemplated hereby.

6.16	Confidential Information.

(a)

The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with ARTICLE IX, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any SPAC Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the SPAC), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the SPAC Confidential Information without the SPAC’s prior written consent; and (ii) in the event that the

Company, or any of its respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with ARTICLE IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any SPAC Confidential Information, (A) provide the SPAC to the extent legally permitted with prompt written notice of such requirement so that the SPAC or an Affiliate thereof may seek, at the SPAC’s cost, a protective Order or other remedy or waive compliance with this Section 6.16(a), and (B) in the event that such protective Order or other remedy is not obtained, or the SPAC waives compliance with this Section 6.16(a), furnish only that portion of such SPAC Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such SPAC Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its respective Representatives to, promptly deliver to the SPAC or destroy (at the SPAC’s election) any and all copies (in whatever form or medium) of the SPAC Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any SPAC Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b)

The SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with ARTICLE IX, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the SPAC or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with ARTICLE IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.16(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.16(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the SPAC shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the SPAC’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the SPAC and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the SPAC and their respective Representatives shall be permitted to disclose all Company Confidential Information to the extent required by the Federal Securities Laws.

6.17	Post-Closing Board of Directors and Executive Officers; Employment Agreements; Related Party Transactions.

(a)

The Parties shall take all necessary action, including causing the directors of the SPAC to resign, such that (i) effective as of the Effective Time, the post-closing AB PubCo Board will consist of seven (7) directors (the “Post-Closing AB PubCo Board”), including (A) five (5) directors designated by the Company prior to Closing, at least three (3) of whom shall qualify as independent directors under Stock Exchange rules, and (B) two (2) directors designated by the Sponsor prior to the Closing, at least one (1) of whom shall qualify as an independent director under Stock Exchange rules, and (ii) the Post-Closing AB PubCo Board will be elected effective as of the Effective Time; provided, however, that such designees shall, in the case of the Company designees, be reasonably acceptable to the Sponsor, and in the case of the Sponsor designee, be reasonably acceptable to the Company; and provided, further, that the Chairman and CEO of the Company immediately prior to the Effective Time shall be the Chairman of the Post-Closing AB PubCo Board immediately after the Effective Time. Prior to the filing of the Registration Statement with the SEC, the Sponsor and the Company shall mutually agree (such agreement not to be unreasonably withheld, conditioned, or delayed by either the Company or the Sponsor) on the directors to be appointed to the audit, compensation and nominating committees.

(b)

The Parties shall take all action necessary, including causing the executive officers of the SPAC to resign, such that the individuals serving as the Chief Executive Officer and Chief Financial Officer of the Company immediately prior to the Effective Time will serve in the same respective offices of AB PubCo immediately after the Effective Time.

(c)

The SPAC and the Company shall obtain a background check and a completed directors & officers questionnaire with respect to any individual that will serve on the Post-Closing AB PubCo Board at the Company’s expense.

(d)

Each of the Company and the SPAC shall cause all individuals who will serve on the Post-Closing AB PubCo Board or as officers of AB PubCo following the Closing, and such individuals shall, comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with such appointments, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and making individuals available with respect to any discussions or hearings. In the event an individual designated in accordance with Section 6.17(a) does not satisfy any requirement of a Governmental Authority, including applicable rules required by the SEC and the rules and listing standards of the Stock Exchange, to serve as a director of AB PubCo, then (i) there shall be no obligation to appoint such individual pursuant to Section 6.17(a) and (ii) the Company or the Sponsor, as applicable, shall be entitled to designate a replacement director in lieu of such person; provided, further, that in no event shall Closing be delayed or postponed in connection with or as a result of the foregoing.

(e)	At or prior to the Closing, AB PubCo will provide each member of the Post-Closing AB PubCo Board with a customary director indemnification agreement.

(f)

The Parties shall negotiate in good faith to finalize employment agreements with the Chief Executive Officer, the Chief Financial Officer and the Resource Manager, in a form to be mutually agreed upon by the Company and the SPAC, which agreements shall include non-compete and non-solicitation terms favorable to AB PubCo and the Company.

6.18	Indemnification of Directors and Officers; Tail Insurance.

(a)

The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the SPAC or Amalco Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the SPAC or Amalco Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the SPAC or Amalco Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, AB PubCo and the Company shall cause the Organizational

Documents of AB PubCo and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the SPAC and Amalco Sub to the extent permitted by applicable Law. The provisions of this Section 6.18 shall survive the consummation of the Arrangement and the Amalgamation and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b)

For the benefit of the SPAC’s and Amalco Sub’s directors and officers, the Company shall prior to the Effective Time obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. AB PubCo and the Company shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and AB PubCo and the Company shall be responsible for and shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

(c)

If AB PubCo, the Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of AB PubCo or the Company shall assume all of the obligations set forth in this Section 6.18.

(d)

The D&O Indemnified Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.18 are intended to be third party beneficiaries of this Section 6.18. This Section 6.18 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the SPAC, and the Company.

6.19	Extensions.

With respect to any Extensions, the SPAC shall be solely responsible for the $80,000 monthly expense necessary for the first five (5) one-month period Extensions (i.e., the SPAC will make these payments through the end of August 2023), as approved prior to the date hereof by the SPAC Shareholders (such costs and expenses that are payable by the SPAC, the “SPAC Extension Expenses”), and thereafter, any cost and expenses related to Extensions shall be paid 50% by the SPAC and 50% by the Company. For clarity, starting with the payments associated with any Extension in September 2023 and thereafter, these payments will be split 50% by the SPAC and 50% by the Company. The SPAC will use reasonable best efforts to obtain additional Extensions as necessary to ensure that the latest Extension does not expire prior to the Outside Date.

6.20	Trust Account Proceeds.

Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in ARTICLE VIII and provision of notice thereof to the Trustee, (a) at the Closing, the SPAC shall (i) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) use reasonable best efforts to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the SPAC Public Shareholders pursuant to the Redemption and (B) distribute all remaining amounts then available in the Trust Account, including any interest earned on amounts in the Trust Account, to the SPAC (which amounts shall be used to pay SPAC Specified Expenses and thereafter shall be distributed to AB PubCo), and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

6.21	EnerTwin Due Diligence.

During the Interim Period, the Company shall use reasonable best efforts to provide the SPAC with (a) information about the operations, projections, integration, liabilities and finances of the EnerTwin business segment and such other materials that the SPAC and its Representatives may reasonably request and (b) access to the management personnel that oversees the EnerTwin business during normal business hours.

6.22	South Peten Basin Guatemala Property.

During the Interim Period, the Company shall use reasonable best efforts to enter into a joint venture agreement with Leonard Van Betuw regarding the property located at Block 2-2014 in the South Peten Basin in Guatemala with respect to oil and gas exploration and production (the “Guatemala Oil and Gas Joint Venture Agreement”) with the following terms: (a) appointment of the Company as the sole property operator, (b) a contractual grant to the Company of all rights to the property, including all acreage and reserves, that the Company would have if it had full legal title and ownership of the asset, including an entitlement to at least ninety percent (90%) of its revenues and profits, (c) a prohibition against the sale of the property without the Company’s consent, (d) an agreement duration that corresponds to the life of the property.

6.23	Minimum Cash.

The SPAC shall use reasonable best efforts to have aggregate cash proceeds available to AB PubCo immediately prior to the Closing that may be funded at or after the Closing equal to or in excess of USD$25,000,000, inclusive of funds committed to AB PubCo pursuant to the Forward Purchase Agreement as in effect as of the date hereof, which aggregate cash proceeds shall be calculated prior to payment of any Expenses and expected expenses of the SPAC. The Forward Purchase Agreement executed as of the date hereof has a commitment of $25,000,000, thereby satisfying this covenant.

ARTICLE VII

NO SURVIVAL

7.1	No Survival.

Representations and warranties of each Party contained in this Agreement or in any certificate or instrument delivered by or on behalf of any Party pursuant to this Agreement shall not survive the Closing, and from and after the Closing, each Party and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or Action be brought against any Party or their respective Representatives with respect thereto. The covenants and agreements made by each Party in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

ARTICLE VIII

CLOSING CONDITIONS

8.1	Conditions to Each Party’s Obligations.

The obligations of each Party to consummate the Arrangement, including the SPAC Continuance, the Amalgamation and the other transactions described herein, shall be subject to the satisfaction or written waiver (where permissible) by the Company and the SPAC of the following conditions:

(a)

Required SPAC Approvals. The SPAC Shareholder Approval Matters that are submitted to the vote of the SPAC Shareholders at the SPAC Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the SPAC Shareholders at the SPAC Special

Meeting in accordance with the SPAC’s Organizational Documents, applicable Law and the Proxy Statement (the “Required SPAC Shareholder Approval”).

(b)

Required Company Approvals. The Company Shareholder Approval Matters that are submitted to the vote of the Company Shareholders at the Company Meeting in accordance with the Company Circular shall have been approved by the requisite vote of Company Shareholders at the Company Meeting in accordance with the Company’s Organizational Documents, applicable Law and the Company Circular (the “Required Company Shareholder Approval”).

(c)

No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(d)

Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(e)	Stock Exchange Listing. The AB PubCo Common Shares and AB PubCo Public Warrants shall have been approved for listing on the NYSE or Nasdaq, subject to official notice of issuance.

(f)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.

(g)

Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the SPAC, each acting reasonably, on appeal or otherwise.

(h)

Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the SPAC or its affiliates from consummating the Arrangement and no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the SPAC or its affiliates from consummating the Arrangement.

(i)

Antitrust Approval. If a filing is made pursuant to the HSR Act with respect to the transactions contemplated by this Agreement, all applicable waiting periods under the HSR Act shall have expired or been terminated.

8.2	Conditions to Obligations of the Company.

In addition to the conditions specified in Section 8.1, the obligations of the Company to consummate the Amalgamation and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a)	Representations and Warranties.

(i)

Each of the representations and warranties of the SPAC and Amalco Sub, as applicable, contained in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement), Section 3.17 (Finders and Brokers), Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement) and Section 4.10 (Finders and Brokers) (collectively, the “SPAC Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date).

(ii)

Each of the representations and warranties of the SPAC and Amalco Sub, as applicable, contained in ARTICLE III and ARTICLE IV (other than the SPAC Specified Representations and the representations and warranties of the SPAC and Amalco Sub, as applicable, contained in Section 3.5 (Capitalization) and Section 4.5 (Capitalization) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in each case, the failure of such representations and warranties to be so true and correct, has not had a SPAC Material Adverse Effect or Amalco Sub Material Adverse Effect.

(iii)

The representations and warranties of the SPAC and Amalco Sub, respectively, contained in Section 3.5 (Capitalization) and Section 4.5 (Capitalization) shall be true and correct, except for any de minimis failures to be so true and correct, as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, except for any de minimis failures to be so true and correct, on and as of such earlier date).

(b)

Agreements and Covenants. The SPAC and Amalco Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date, except in the case of the Section 14.1 or where compliance with any such obligation, agreement or covenant has been waived in writing by the Company. For the avoidance of doubt, the securing of any Debenture Financing pursuant to Section 12.1 and the Parties’ respective compliance with Section 12.1 shall not be a condition to Closing.

(c)	No Material Adverse Effect. No SPAC Material Adverse Effect or Amalco Sub Material Adverse Effect shall have occurred since the date of this Agreement which is continuing and uncured.

(d)	SPAC Continuance. With respect to the Amalgamation, the SPAC Continuance shall have been consummated in accordance with Section 1.7(a).

(e)	Closing Deliverables.

(i)

OFFICER CERTIFICATE. The SPAC shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the SPAC in such capacity, certifying as to the satisfaction of the conditions specified in Section 8.2(a) Section 8.2(b) and Section 8.2(c).

(ii)

SECRETARY CERTIFICATE. The SPAC shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of the SPAC’s Organizational Documents as in effect as of the Closing Date (after giving effect to the SPAC Continuance) and (B) the resolutions of the SPAC’s Board authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby.

(iii)	GOOD STANDING. The SPAC shall have delivered to the Company a good standing certificate for the SPAC, certified as of a date no earlier than thirty (30) days prior to the

Closing Date from the proper Governmental Authority of the SPAC’s jurisdiction of organization.

(iv)	SPONSOR AGREEMENT. The A&R Sponsor Agreement shall remain in full force and effect.

(v)

INDEMNIFICATION AGREEMENTS. The SPAC shall have entered into indemnification agreements, in a form to be mutually agreed upon by the SPAC and the Company, with each of the people set forth on Schedule 8.2(e)(v).

(vi)

RESIGNATIONS. The Company shall have received written resignations, effective as of the Closing, of each of the directors and officers of the SPAC as necessary to give effect to the requirements of Section 6.17

8.3	Conditions to Obligations of the SPAC.

In addition to the conditions specified in Section 8.1, the obligations of the SPAC and Amalco Sub to consummate the Arrangement, the SPAC Continuance, the Amalgamation and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the SPAC) of the following conditions:

(a)	Representations and Warranties.

(i)

Each of the representations and warranties of the Company contained in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), and Section 5.27 (Finders and Brokers) (collectively, the “Company Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date of this Agreement and on and as of the Closing Date immediately prior to the Amalgamation Effective Time as if made on the Closing Date immediately prior to the Amalgamation Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date).

(ii)

Each of the representations and warranties of the Company contained in ARTICLE V (other than the Company Specified Representations and the representations and warranties of the Company contained in Section 5.3 (Capitalization.)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and on and as of the Closing Date immediately prior to the Amalgamation Effective Time as if made on the Closing Date immediately prior to the Amalgamation Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in each case, the failure of such representations and warranties to be so true and correct, has not had a Company Material Adverse Effect.

(iii)

The representations and warranties of the Company contained in Section 5.3 (Capitalization.) shall be true and correct, except for any de minimis failures to be so true and correct, as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, except for any de minimis failures to be so true and correct, on and as of such earlier date).

(b)

Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement, in each case to be performed or complied with by such person on or prior to the Closing Date, except where compliance with any such obligation, agreement or covenant has been waived in writing by the SPAC.

(c)	No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement which is continuing and uncured.

(d)	Guatemala Oil and Gas Joint Venture Agreement. The Guatemala Oil and Gas Joint Venture Agreement shall have been entered into in form and substance reasonably acceptable to the SPAC.

(e)	Closing Deliverables.

(i)

OFFICER CERTIFICATE. The SPAC shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 8.3(a), Section 8.3(b), and Section 8.3(c).

(ii)

SECRETARY CERTIFICATE. The Company shall have delivered to the SPAC a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company Organizational Documents as in effect as of the Closing Date (B) the requisite resolutions of the Company’s Board authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Amalgamation and the other transactions contemplated hereby and thereby.

(iii)

GOOD STANDING. The Company shall have delivered to the SPAC a good standing certificate (or similar document applicable for such jurisdiction) for the Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization, to the extent that good standing certificates or similar documents are generally available in such jurisdiction.

(iv)	A&R SPAC REGISTRATION RIGHTS AGREEMENT. The A&R SPAC Registration Rights Agreement shall remain in full force and effect.

(v)

COMPANY SUPPORT & LOCK-UP AGREEMENT. The Core Company Securityholder and each other Company Earnout Participant shall be party to a Company Support & Lock-Up Agreement that remains in full force and effect.

8.4	Frustration of Conditions.

Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this ARTICLE VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company or any Company Shareholder) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IX

TERMINATION AND EXPENSES

9.1	Termination.

This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)	by mutual written consent of the SPAC and the Company;

(b)	by written notice by either the SPAC or the Company, if:

(i)

the Company Meeting is duly convened and held (including any adjournment or postponement thereof), the Company Shareholders have duly voted, and the Required Company Shareholder Approval was not obtained;

(ii)

the SPAC Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the SPAC Shareholders have duly voted, and the Required SPAC Shareholder Approval was not obtained;

(iii)

after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the SPAC or its affiliates from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iv)

the Effective Time does not occur on or prior to October 31, 2023, subject to a one-time thirty (30)-day extension upon written agreement of the Parties (the “Outside Date”), provided that a Party may not terminate this Agreement pursuant to this Section 9.1(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	by written notice by the Company to the SPAC, if:

(i)

there has been a breach by the SPAC or Amalco Sub, or if any representation or warranty of the SPAC or Amalco Sub, shall have become untrue or inaccurate, in any case which would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) Business Days after written notice of such breach or inaccuracy is provided to the SPAC or Amalco Sub or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if at such time the Company is in material uncured breach of this Agreement; or

(ii)	the Company Board either:

(A)	makes a Change in Recommendation in accordance with Section 6.8(c), or

(B)	the Company enters into a written agreement with respect to a Superior Proposal in accordance with Section 6.8 and provided that the Company is then in compliance with Section 6.8;

(iii)

if there has been a SPAC Material Adverse Effect or Amalco Sub Material Adverse Effect following the date of this Agreement which is uncured for at least thirty (30) Business Days after written notice of such SPAC Material Adverse Effect or Amalco Sub Material Adverse Effect is provided by the Company to the SPAC.

(d)	by written notice by the SPAC to Company, if:

(i)	there has been a breach by the Company, or if any representation or warranty of the Company, shall have become untrue or inaccurate, in any case which would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) Business Days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the SPAC shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if at such time the SPAC or Amalco Sub is in material uncured breach of this Agreement;

(ii)

prior to the approval by the Company Shareholders of the Arrangement Resolution, (A) the Company Board fails to unanimously recommend, withdraws, amends, modifies or qualifies in a manner that has substantially the same effect, or fails to publicly reaffirm within five (5) Business Days after having been requested in writing to do so by the SPAC, acting reasonably, the approval or recommendation of the Arrangement or the Arrangement Resolution (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days after the formal announcement thereof shall not be considered a Change in Recommendation) unless the Company provides a Superior Proposal Notice to the SPAC within such timeframe, in which case the Company will have until the end of the Matching Period to reaffirm the Company Board Recommendation, (B) the Company Board approves, recommends or authorizes the Company to enter into a written agreement concerning a Superior Proposal; or (C) the Company breaches Section 6.8; or

(iii)

if there has been a Company Material Adverse Effect following the date of this Agreement which is uncured for at least thirty (30) Business Days after written notice of such Company Material Adverse Effect is provided by the SPAC to the Company.

9.2	Effect of Termination.

This Agreement may only be terminated in the circumstances described in Section 9.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 6.15 (Public Announcements), this Section 9.2 (Effect of Termination), Section 9.3 (Fees and Expenses), Section 10.1 (Waiver of Claims Against Trust), ARTICLE XI (Miscellaneous) and Section 11.3 (Third Parties.) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 10.1). Without limiting the foregoing, and except as provided in Section 9.3 and this Section 9.2 (but subject to Section 10.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 11.6, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 9.1.

9.3	Fees and Expenses; Company Termination Fee.

All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company; provided, however, that:

(a)

subject to Sections 9.3(b) through 9.3(d), the SPAC shall be responsible for (i) all Expenses relating to the SPAC’s ordinary course Exchange Act reporting, (ii) all Expenses relating to monthly payments of the Trust Account, and (iii) the SPAC Extension Expenses (collectively, the “SPAC Specified Expenses”).

(b)

if this Agreement is terminated (i) by the Parties pursuant to Section 9.1(a), (ii) by the SPAC or the Company pursuant to Section 9.1(b)(ii), Section 9.1(b)(iii) or Section 9.1(b)(iv), or (iii) by the Company pursuant to Section 9.1(c)(i) or Section 9.1(c)(iii), all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such Expenses;

(c)

if this Agreement is terminated (i) by the Company pursuant to Section 9.1(b)(i) or Section 9.1(c)(ii) or (ii) by the SPAC pursuant to Section 9.1(d), the Company shall pay to the SPAC, by wire transfer of immediately available funds within thirty (30) Business Days after such termination, the Company Termination Fee in addition to all Expenses incurred by the SPAC in connection with this Agreement and the transactions contemplated hereby up to the date of such termination; and

(d)

if the transactions contemplated by this Agreement are consummated, AB PubCo shall bear all of the Expenses of the Parties; provided, however, that (i) this Section 9.3(d) shall not be construed to alter the application of the Trust Account proceeds as set forth in Section 6.20 and (ii) to the extent all or any portion of the SPAC Specified Expenses are not paid from the Trust Account proceeds, the SPAC Specified Expenses will be paid by the Sponsor with no continuing liability to the Company or AB PubCo.

As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including (i) all reasonable fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party or any of its Affiliates; (ii) all filing fees in connection with any approvals required or advisable in connection with the transactions contemplated by this Agreement, including under the HSR Act; and (iii) all fees and expenses of proxy solicitors, Edgarization and filing services, and printing and distribution of the Proxy Statements) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of the transactions contemplated by this Agreement including redemption fees and Transfer Taxes. All deferred expenses (including fees or commissions payable to the IPO Underwriters and any legal fees) of the IPO due upon consummation of a Business Combination shall constitute Expenses of AB PubCo, which Expenses will be payable by AB PubCo in accordance with Section 9.3(d) above.

The Company acknowledges and agrees that the provisions of Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, the SPAC would not have entered into this Agreement. If the Company fails to pay in a timely manner the amounts due pursuant to Section 9.3 and, in order to obtain such payment, the SPAC makes a claim against the Company that results in a judgment, the Company party shall pay to the SPAC its reasonable costs and expenses, including reasonable attorneys’ fees and expenses, incurred or accrued in connection with such claim. The Parties acknowledge and agree that in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion.

ARTICLE X

WAIVERS AND RELEASES

10.1	Waiver of Claims Against Trust.

Reference is made to the IPO Prospectus. The Company hereby represents and warrants that it has read the IPO Prospectus other than SEC Reports, the SPAC’s Organizational Documents, and the Trust Agreement and understands that the SPAC has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by the IPO Underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the SPAC’s public shareholders (including overallotment shares acquired by the IPO Underwriters) (the “SPAC Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, the SPAC may disburse monies from the Trust Account only: (a) to the SPAC Public Shareholders in the event they elect to redeem their SPAC Shares in connection with the Business Combination or in connection with an amendment to the SPAC’s Organizational Documents to extend the SPAC’s deadline to consummate a

Business Combination, (b) to the SPAC Public Shareholders if the SPAC fails to consummate a Business Combination within twelve (12) months after the closing of the IPO, subject to an Extension, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes, and (d) to AB PubCo after or simultaneously with the consummation of a Business Combination. For and in consideration of the SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company nor any of its respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the SPAC or any of its Representatives, on the one hand, and the Company or any of its respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, Contracts or agreements with the SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with the SPAC or its Affiliates); provided, however, that the foregoing waiver will not limit or prohibit the Company or its Affiliates from pursuing a claim against the SPAC, Amalco Sub or any other Person for legal relief against monies or other assets of the SPAC or Amalco Sub held outside of the Trust Account of for specific performance or other equitable relief in connection with the transactions contemplated by this Agreement. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the SPAC and its Affiliates to induce the SPAC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or any of its respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to the SPAC or its Representatives, which Proceeding seeks, in whole or in part, monetary relief against the SPAC or its Representatives, the Company hereby acknowledges and agrees that it and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalf or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

ARTICLE XI

MISCELLANEOUS

11.1	Notices.

All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by electronic means (including e-mail), with affirmative confirmation of receipt, (c) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the SPAC or Amalco Sub at or prior to the Closing, or to the Sponsor, to: Insight Acquisition Corp. 333 East 91st Street New York, New York 10128 Attn: Michael Singer	with a copy (which will not constitute notice) to: Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Attn: Mitchell Nussbaum Telephone No.: (212) 407-4159 E-mail: mnussbaum@loeb.com
Telephone No.: (917) 374-2922 E-mail: msinger@insightacqcorp.com

If to the Company, to: Avila Energy Corporation 1439 17th Avenue SE, Suite 201 Calgary, AB T2G 1J9 Attention: Leonard Van Betuw Email: leonard.v@avilaenergy.com	with a copy (which will not constitute notice) to: WeirFoulds LLP TD Bank Tower 66 Wellington Street West, Suite 4100 Toronto, Ontario M5K 1B7 Attention: Wayne Egan Email: wegan@weirfoulds.com

11.2	Binding Effect; Assignment.

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the SPAC and the Company, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

11.3	Third Parties.

Except for the rights of (a) the D&O Indemnified Persons set forth in Section 6.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or thereto or a successor or permitted assign of such a Party. Notwithstanding anything to the contrary herein, the Sponsor shall be an express third-party beneficiary of Section 6.4, Section 6.15, Section 6.16, Section 9.2, Section 11.1, Section 11.2, this Section 11.3, Section 11.6, Section 11.8, Section 11.9.

11.4	Governing Law; Jurisdiction.

This Agreement shall be governed by, construed and enforced in accordance with the Laws of the Province of Alberta and the federal Laws applicable therein, without regard to any choice of law or conflict of laws principles thereof that would cause the application of the Law of any jurisdiction other than the Province of Alberta. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

11.5	Waiver of Jury Trial.

EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

11.6	Remedies; Specific Performance.

Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The failure on the part of any Party to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity.

11.7	Severability.

In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

11.8	Amendment.

This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the SPAC and the Company.

11.9	Waiver.

The SPAC on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, may each in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Sponsor.

11.10	Entire Agreement.

This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

11.11	Interpretation.

The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or IFRS; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or Orders) by succession of comparable successor statutes, regulations, rules or Orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or shareholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the SPAC or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site on https://duntonrainville-my.sharepoint.com/personal/jbelly_duntonrainville_com/_layouts/15/onedrive.aspx?ga=1 maintained on behalf of the Company in connection with the transactions contemplated by this Agreement, and the SPAC and its Representatives have been given access to such electronic data side containing such information at least two days prior to the date of this Agreement.

11.12	Counterparts.

This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

ARTICLE XII

DEBENTURE FINANCING

12.1	Debenture Financing.

(a)

During the Interim Period, the SPAC and the Company shall use their commercially reasonable efforts to obtain commitments from certain investors (the “Debenture Investors”) for a private placement of Company’s convertible debentures (the “Debenture Financing”) pursuant to one or more subscription agreements, pursuant to which, among other things, the Debenture Investors will agree to subscribe for the Debenture Financing, upon the terms and subject to the conditions set forth therein.

(b)

The SPAC and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with the Debenture Financing (including having the Company’s senior management participate in investor meetings and roadshows as reasonably requested by the SPAC, and the preparation of materials reasonably necessary in connection therewith), and the SPAC and the Company shall keep each other informed of the status of any and all discussions pertaining to the Debenture Financing.

(c)

For the avoidance of doubt, any convertible debentures of the Company issued pursuant the Debenture Financing shall constitute Company Debentures for all purposes of this Agreement, including Section 1.13(d).

(d)	Whether or not Debenture Financing is obtained shall not be a condition to Closing under ARTICLE VIII.

ARTICLE XIII

DEFINITIONS

13.1	Certain Definitions.

For purpose of this Agreement, the following capitalized terms have the following meanings:

“A&R AB PubCo Organizational Documents” has the meaning specified in Section 1.10(b).

“A&R SPAC Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“A&R Sponsor Agreement” has the meaning specified in the Recitals hereto.

“ABCA” has the meaning specified in the Recitals hereto.

“AB PubCo” has the meaning specified in the Recitals.

“AB PubCo Common Shares” means, following the SPAC Continuance, the Class A common shares of AB PubCo as redesignated as “common shares” pursuant to Section 1.10(b).

“AB PubCo Class B Shares” means, following the SPAC Continuance, the Class B common shares of AB PubCo.

“AB PubCo Organizational Documents” has the meaning specified in Section 1.7(a).

“AB PubCo Securities” means, following the SPAC Continuance, AB PubCo Units, AB PubCo Shares, and AB PubCo Warrants, collectively.

“AB PubCo Shares” means AB PubCo Common Shares and AB PubCo Class B Shares, collectively.

“AB PubCo Units” means units of AB PubCo with equivalent terms to the SPAC Units.

“AB PubCo Warrants” means warrants to purchase shares in AB PubCo with equivalent terms to the SPAC Private Warrants and SPAC Public Warrants.

“Acquisition Proposal” has the meaning specified in Section 6.8.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Agreement” has the meaning specified in the Preamble hereto.

“Alberta Securities Act” has the meaning specified in Section 5.31.

“Alternative Transaction” has the meaning specified in Section 6.8.

“Amalco Sub” has the meaning specified in the Preamble hereto.

“Amalco Sub Material Adverse Effect” has the meaning specified in Section 4.3.

“Amalgamation” has the meaning specified in the Recitals hereto.

“Amalgamation Consideration” has the meaning specified Section 1.12.

“Amalgamation Effective Time” has the meaning specified in Section 1.8.

“Amended Debenture” has the meaning specified in Section 1.13(d).

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates, and instruments to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement.

“Arrangement” has the meaning specified in the Recitals hereto.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Company Shareholders, substantially in the form set forth in Exhibit F.

“Articles of Amalgamation” has the meaning specified in Section 1.8.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the SPAC, each acting reasonably.

“Avila Surviving Company” has the meaning specified in Section 1.7(b).

“Balance Sheet Date” means (a) with respect to the Company, December 31, 2022 and (b) with respect to the SPAC, December 31, 2022.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Board” means the board of directors of a company as constituted from time to time.

“Book-Entry Shares” has the meaning specified in Section 1.15(b).

“Business Combination” has the meaning specified in the Recitals hereto.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Delaware are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in Delaware are generally open for use by customers on such day.

“Canadian Certifications” has the meaning specified in Section 5.31.

“Cantor” has the meaning specified in the Recitals hereto.

“CDS” has the meaning specified in Section 1.15(b).

“Certificates” has the meaning specified in Section 1.15(b).

“Certificate of Incorporation” means the certificate of incorporation or articles of incorporation, as applicable, of a corporation.

“Change in Recommendation” has the meaning ascribed thereto in Section 9.1(d)(ii).

“Closing” has the meaning specified in Section 2.1

“Closing Date” has the meaning specified in Section 2.1.

“Closing Filing” has the meaning specified in Section 6.15(b).

“Closing Press Release” has the meaning specified in Section 6.15(b).

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific Section of the Code shall include such Section and any valid treasury regulation promulgated thereunder.

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 5.19(a).

“Company Board Recommendation” has the meaning ascribed thereto in Section 1.4(b).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company or its Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (a) is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Company or its Representatives to the SPAC or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person that disclosed such Company Confidential Information to the receiving party.

“Company Convertible Securities” means, collectively, any securities convertible into or exchangeable for, any shares, capital stock or other equity of or other voting interests in the Company, including the Company Options, Company Warrants and Company Debentures.

“Company Debentures” means the outstanding convertible debentures of the Company in the aggregate amount of $745,000, which are convertible at the election of the holder for up to 4,450,000 Company Shares. For the avoidance of doubt, the Company Debentures do not include the Forced Conversion Company Debentures.

“Company Disclosure Schedules” has the meaning specified in ARTICLE V.

“Company Dissenting Shareholders” means those Company Shareholders that properly exercise their Dissent Rights in respect of the Company Shareholder Approval Matters.

“Company Earnout Participants” has the meaning specified in Section 1.16(a).

“Company Earnout Shares” has the meaning specified in Section 1.16(a).

“Company Equity Incentive Plan” means the equity incentive plan of the Company, as amended and restated from time to time.

“Company Fairness Opinion” has the meaning specified in Section 6.6.

“Company Financials” has the meaning specified in Section 5.7(a).

“Company Intellectual Property” means all Intellectual Property that is owned or exclusively licensed by the Company and includes all of the Company Registered IP.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to the Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

“Company IP Licenses” has the meaning specified in Section 5.13(a).

“Company Material Adverse Effect” has the meaning specified in Section 5.5.

“Company Material Contract” has the meaning specified in Section 5.12(a).

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set forth in the Company Circular and agreed to in writing by the SPAC, acting reasonably.

“Company Options” means each option (whether vested or unvested) to purchase Company Shares granted, and that remains outstanding, under the Company Equity Incentive Plan.

“Company Organization Documents” means the Company’s constating documents.

“Company Permits” has the meaning specified in Section 5.10.

“Company Personal Property Leases” has the meaning specified in Section 5.16.

“Company Products” means each of the products, services, and software (including mobile phone and table applications) that have been or are currently being developed, marketed, distributed, licensed, sold, offered, or provided by or on behalf of any of the Company, including any products or services (a) made available through or as part of the Company website or (b) derived from or incorporating any Company data.

“Company Registered IP” has the meaning specified in Section 5.13(a).

“Company Report Preparer” has the meaning specified in Section 5.15(c).

Company Reserve Reports has the meaning specified in Section 5.15(c).

“Company Sale” means, other than the transactions contemplated by this Agreement, (a) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring equity securities that represent more than 50% of the total voting power of the SPAC, or (b) a sale or disposition of all or substantially all of the assets of the SPAC and its Subsidiaries on a consolidated basis, in each case that results in AB PubCo Common Shares being converted into cash or other consideration (including equity securities of another Person) (other than a transaction or series of related transactions where AB PubCo Common Shares are converted into equity securities of a Person who has substantially similar ownership to the SPAC immediately prior to such transaction or series of related transactions).

“Company Securities” means, collectively, the Company Shares, the Company Options, the Company Warrants and the Company Debentures.

“Company Securityholders” means, collectively, the holders of Company Securities prior to the Amalgamation Effective Time.

“Company Shareholder Approval Matters” means approval of the Plan of Arrangement.

“Company Shareholders” means, collectively, the holders of Company Shares prior to the Amalgamation Effective Time.

“Company Shares” means the common shares of the Company.

“Company Specified Representations” has the meaning specified in Section 8.3(a)(i).

“Company Support & Lock-Up Agreements” has the meaning specified in the Recitals hereto.

“Company Systems” means the Systems that are owned or controlled by the Company or otherwise used in the business as currently conducted.

“Company Termination Fee” means Five Million Dollars ($5,000,000).

“Company Warrants” means the 24,545,515 outstanding common share purchase warrants of the Company, which are exercisable for up to 24,545,515 Company Shares.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Conversion Ratio” has the meaning specified in Section 1.13(a).

“Converted Option” has the meaning specific in Section 1.13(b)

“Converted Warrant” has the meaning specified in Section 1.13(b).

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Core Company Securityholder” means Leonard Van Betuw.

“Court” means the Alberta Court of Queen’s Bench, or other court as applicable.

“CPAB” means the Canadian Public Accountability Board.

“CSE” Canadian Securities Exchange.

“D&O Indemnified Persons” has the meaning specified in Section 6.18(a).

“D&O Tail Insurance” has the meaning specified in Section 6.18(b).

“Data Activities” means the collection, storage, use, access, disclosure, processing, security, and transfer of Personal Data.

“DGCL” has the meaning specified in the Recitals hereto.

“Debenture Financing” has the meaning specified in Section 12.1(a).

“Debenture Investors” has the meaning specified in Section 12.1(a).

“Deferred Payment Date” has the meaning specified in Section 1.16(d)(ii).

“Deferred Payment Notice” has the meaning specified in Section 1.16(d)(ii).

“Designated Earnout Participants” has the meaning specified in Section 1.16(b).

“Designated Earnout Shares” has the meaning specified in Section 1.16(b).

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DTC” has the meaning specified in Section 1.15(b).

“Earnout Participants” means the Company Earnout Participants and the Designated Earnout Participants.

“Earnout Period” has the meaning specified in Section 1.16(a).

“Earnout Shares” has the meaning specified in Section 1.16(b).

“Earnout Milestone” has the meaning specified in Section 1.16(a).

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Effective Time Outstanding Company Shares” has the meaning specified in Section 1.13(a).

“Enforceability Exceptions” has the meaning specified in Section 3.2.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“Environmental Permit” has the meaning specified in Section 5.20(a).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 1.15(a).

“Excise Tax” means the 1% excise tax imposed on certain repurchases of stock of publicly traded U.S. and certain non-U.S. corporations made after December 31, 2022, as enacted under the Inflation Reduction Act of 2022 under Section 4501 of the Code.

“Expenses” has the meaning specified in Section 9.3.

“Extension” has the meaning specified in Section 6.3.

“Federal Securities Laws” has the meaning specified in Section 6.9.

“Final Order” means the final order of the Court, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or as such order may be affirmed or amended on appeal (provided that any such amendment is satisfactory to each of the Parties, acting reasonably).

“Forced Conversion Company Debentures” means the outstanding convertible debentures of the Company in the aggregate amount of $4,325,230, which are convertible at the election of the Company for up to 8,650,460 Company Shares.

“Forward Purchase Agreement” has the meaning specified in the Recitals.

“Fraud Claim” means any claim based on actual fraud involving a knowing and intentional misrepresentation or omission in making such Party’s representations and warranties expressly set forth in this Agreement or any Ancillary Document with the intent that any other Party rely thereon (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or omission or a similar theory).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, provincial, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency, including any stock exchange, securities commission, or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Guatemala Oil and Gas Joint Venture Agreement” has the meaning set forth in Section 6.22.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any (i) accrued or outstanding severance or termination payments, (ii) accrued paid time off (including vacation, personal and sick days) or (iii) accrued bonuses, commissions or other incentive compensation, in each case, together with the employer’s portion of all payroll, employment, unemployment, social security or similar Taxes in connection with such amounts, (d) any obligations under any unfunded or underfunded pension or retirement, post-retirement medical, post-employment benefit or nonqualified deferred compensation plans, programs, agreements or arrangements, together with the employer’s portion of all payroll, employment, unemployment, social security or similar Taxes in connection with such amounts, (e) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (f) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP or IFRS, (g) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (h) all obligations of such Person in respect of acceptances issued or created, (i) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (j) all obligations secured by a Lien on any property of such Person, (k) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (l) any and all accounts payable of such Person, (m) any and all accrued expenses of such Person, and (n) all obligation described in clauses (a) through (m) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss, but in all cases excluding transaction Expenses associated with the transactions contemplated by this Agreement.

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) Copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights together with all goodwill related to the foregoing.

“Intended Company Tax Treatment” has the meaning specified in the Recitals hereto.

“Intended SPAC Tax Treatment” has the meaning specified in the Recitals hereto.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.1.

“Internet Assets” means all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“Inversion” has the meaning specified in the Recitals hereto.

“Investment Company Act” has the meaning specified in Section 3.16.

“IPO” means the initial public offering of the SPAC Units pursuant to the IPO Prospectus.

“IPO Prospectus” has the meaning specified in the Recitals hereto.

“IPO Underwriters” means the several underwriters, as represented by Cantor in the IPO.

“ITA” means the Income Tax Act (Canada).

“Knowledge” means, (a) with respect to the SPAC, the actual knowledge of the individuals set forth on Section 13.1(a) of the SPAC Disclosure Schedules after reasonable due inquiry, (b) with respect to Amalco Sub, the actual knowledge of the individuals set forth on Section 13.1(b) of the SPAC Disclosure Schedules after reasonable due inquiry, and (c) with respect to the Company, the actual knowledge of the individuals set forth on Section 13.1(c) of the Company Disclosure Schedules after reasonable due inquiry.

“Law” means any federal, state, county, local, provincial, municipal, foreign, supranational or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, resolution, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leases” has the meaning specified in Section 5.15.

“Letter of Transmittal” has the meaning specified in Section 1.15(b).

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Licensed IP” means all Intellectual Property in which the Company has or purports to have a license or non-ownership right to use or exploit such Intellectual Property, including Intellectual Property subject to a covenant not to sue in favor of the Company.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lost Certificate Affidavit” has the meaning specified in Section 1.15(f).

“Matching Period” has the meaning ascribed thereto in Section 6.8(c).

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person, taken as a whole, or (b) the ability of such Person on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person does business; (ii) changes, conditions or effects that generally affect the industries in which such Person principally operates; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person principally operates; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States); and (v) any failure in and of itself by such Person to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)—(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person compared to other participants in the industries in which such Person primarily conducts its businesses.

“Meteora” has the meaning specified in the Recitals.

“Milestone Achievement Notice” has the meaning specified in Section 1.16(d)(i).

“Nasdaq” means the Nasdaq Global Market.

“NYSE” means the New York Stock Exchange.

“Odeon” has the meaning specified in the Recitals hereto.

“OFAC” has the meaning specified in Section 3.18(c).

“Off-the-Shelf Software” has the meaning specified in Section 5.13(a).

“OFSI” means Canada’s Office of the Superintendent of Financial Institutions.

“Oil and Gas Contracts” means any of the following Contracts to which the applicable Person or any of its Subsidiaries is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

“Oil and Gas Interests” means (A) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (B) Hydrocarbons or revenues therefrom; (C) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in units with which the Oil and Gas Leases may have been pooled or united; (D) all Oil and Gas Contracts; (E) surface interests, fee interests, reversionary interests, reservations and concessions; (F) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (G) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (A) and (C) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (H) all interests in machinery equipment (including Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering Systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which the Company or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of the Company’s business.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its Certificate of Incorporation, certificate of formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Outside Date” has the meaning specified in Section 9.1(b)(iv).

“Owned IP” means all Intellectual Property in which the Company has or purports to have an ownership interest in any nature (whether exclusively or jointly with another Person).

“Party” has the meaning specified in the Preamble hereto.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisional, provisional, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, provincial, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or Orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate Proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership, or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, Social Security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Plan of Arrangement” has the meaning specified in the Recitals hereto.

“Post-Closing AB PubCo Board” has the meaning specified in Section 6.17(a).

“Privacy Laws” means all applicable federal, state, provincial, local or foreign Laws, relating to privacy and protection of Personal Data and any and all similar state and federal Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

“Pro Rata Share” means with respect to each Company Shareholder, a fraction expressed as a percentage equal to (a) the portion of the Shareholder Amalgamation Consideration payable by the SPAC to such Company Shareholder in accordance with the terms of this Agreement, divided by (b) the total Shareholder Amalgamation Consideration payable by the SPAC to all Company Shareholders in accordance with the terms of this Agreement.

“Proceeding” or “Action” means any notice of noncompliance or violation, or any claim, demand, action, suit, proceeding, complaint (including a qui tam complaint), claim, charge, hearing, litigation, audit, settlement, labor dispute, inquiry, civil investigative demand, subpoena, stipulation, assessment, arbitration, demand for recoupment or revocation, or any request (including any request for information) or investigation before or by a Governmental Authority or an arbitrator.

“Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

“Proxy Statement” has the meaning specified in Section 6.14(a).

“Public Certifications” has the meaning specified in Section 3.7(a).

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Redemption” has the meaning specified in Section 6.14(a).

“Redemption Rights” has the meaning specified in Section 6.14(a).

“Registration Statement” has the meaning specified in Section 6.14(a).

“Related Person” has the meaning specified in Section 5.21.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Released Claims” has the meaning specified in Section 10.1.

“Remedial Action” means all actions to (a) clean up, remove, treat, or in any other way address any Hazardous Material, (b) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (c) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Required Company Shareholder Approval” has the meaning specified in Section 8.1(b).

“Required SPAC Shareholder Approval” has the meaning specified in Section 8.1(a).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“SEC Reports” has the meaning specified in Section 3.7(a).

“Securities Act” means the Securities Act of 1933, as amended.

“SEDAR Reports” has the meaning specified in Section 5.31.

“Shareholder Amalgamation Consideration” has the meaning set forth in Section 1.12.

“Signing Filing” has the meaning specified in Section 6.15(b).

“Signing Press Release” has the meaning specified in Section 6.15(b).

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“Source Code” means the source code and interpreted code for all Software, including all comments and procedural code, in a form intelligible to trained programmers and capable of being translated into object code through assembly, compiling or otherwise, or capable of being interpreted (e.g., by an interpreter), in each case for operation on a host system, further including all related documentation, including flow charts, schematics, statements of principles of operations, and architecture standards, describing the data flows, data structures, and control logic of the Software in sufficient detail to enable a trained programmer through study of such documentation to maintain or modify the Software without undue experimentation.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“SPAC” has the meaning specified in the Preamble hereto.

“SPAC Board means prior to the SPAC Continuance, the members of the board of directors of the SPAC.

“SPAC Class A Shares” means prior to the SPAC Continuance, the shares of Class A common stock, par value $0.0001 per share, of the SPAC.

“SPAC Class B Shares” means prior to the SPAC Continuance, the shares of Class B common stock, par value $0.0001 per share, of the SPAC.

“SPAC Confidential Information” means all material non-public information and confidential or proprietary documents and information concerning the SPAC or any of its Representatives; provided, however, that the SPAC Confidential Information shall not include any information which (a) is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the SPAC or its Representatives to the Company, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such SPAC Confidential Information. For the avoidance of doubt, from and after the Closing, the SPAC Confidential Information will include the confidential or proprietary information of the Company.

“SPAC Continuance” has the meaning specified in the Recitals hereto.

“SPAC Disclosure Schedules” has the meaning specified in ARTICLE III.

“SPAC Extension Expenses” has the meaning specified in Section 6.19.

“SPAC Financials” has the meaning specified in Section 3.7(d).

“SPAC Insiders” means each of Michael Singer, Jeff Gary, David Brosgol, Victor Pascucci III and William Ullman.

“SPAC Material Adverse Effect” has the meaning specified in Section 3.1.

“SPAC Material Contract” has the meaning specified in Section 3.14(a).

“SPAC Preferred Shares” means the shares of preferred stock, par value $0.0001 per share, of the SPAC.

“SPAC Private Warrants” means non-redeemable whole warrants, issued in a private placement to the Sponsor at the time of the consummation of the IPO, entitling the holders thereof to purchase one (1) SPAC Class A Share at a purchase price of $11.50 per share.

“SPAC Public Shareholders” has the meaning specified in Section 10.1.

“SPAC Public Warrants” means redeemable whole warrants, one-fourth (1/4th) of each such warrant which was included as part of each SPAC Unit issued in the IPO, entitling the holders thereof to purchase one (1) SPAC Class A Share at a purchase price of $11.50 per share.

“SPAC Securities” means prior to the SPAC Continuance, the SPAC Units, SPAC Shares, SPAC Preferred Shares and SPAC Warrants, collectively.

“SPAC Shareholder Approval Matters” has the meaning specified in Section 6.14(a).

“SPAC Shareholders” means, collectively, the holders of SPAC Shares prior to the Amalgamation Effective Time.

“SPAC Shares” means the SPAC Class A Shares and the SPAC Class B Shares, collectively.

“SPAC Special Meeting” has the meaning specified in Section 6.14(a).

“SPAC Specified Expenses” has the meaning set forth in Section 9.3(a).

“SPAC Specified Representations” has the meaning set forth in Section 8.2(a)(i).

“SPAC Units” means the units of the SPAC issued in the IPO (including overallotment units acquired by the IPO Underwriter), consisting of (a) one (1) SPAC Class A Share and (b) one-fourth (1/4th) of one SPAC Public Warrant.

“SPAC Warrants” means the SPAC Private Warrants and the SPAC Public Warrants, collectively.

“Sponsor” has the meaning specified in the Recitals hereto.

“Stock Exchange” means, with respect to any Person, the principal securities exchange or securities market on which such Person’s common equity is then traded, if any.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Superior Proposal” means any bona fide written Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company on a consolidated basis that did not result from a breach of Section 6.8 and: (a) that is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, (b) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board after receipt of advice from its financial advisors and legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (c) that is not subject to a due diligence condition; and (d) in respect of which the Company Board determines, in its good faith judgment, after receiving the advice of its legal counsel and its financial advisors, that it would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favorable, from a financial point of view, to Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the SPAC pursuant to Section 6.8(c)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 6.8(c).

“Tax” or “Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with, or any other express or implied agreement to indemnify, any other Person.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any Schedule or attachment thereto and including any amendments thereof.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which the AB PubCo Common Shares are actually traded on the principal securities exchange or securities market on which the AB PubCo Common Shares are then traded.

“Transfer Taxes” has the meaning specified in Section 6.12(b).

“Transmittal Documents” has the meaning specified in Section 1.15(d).

“Trust Account” means the trust account established by the SPAC with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of September 1, 2021, as it may be amended, by and between the SPAC and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the Board (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

“Wells” means all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Leases or Unit or otherwise associated with an Oil and Gas Interest of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed and delivered as of the date first written above.

INSIGHT ACQUISITION CORP.

By:	/s/ Michael Singer
Name: Michael Singer
Title: Executive Chairman

AVILA AMALCO SUB INC.

By:	/s/ Michael Singer
Name: Michael Singer
Title: Chief Executive Officer and President

By:	/s/ Jeff Gary
Name: Jeff Gary
Title: Chief Financial Officer and Secretary

AVILA ENERGY CORPORATION

By:	/s/ Leonard B. Van Betuw
Name: Leonard B. Van Betuw
Title: President and CEO

By:	/s/ Jennifer Ottosen
Name: Jennifer Ottosen
Title: Chief Financial Officer

{Signature Page to Business Combination Agreement}

Exhibit 10.1

April 3, 2023

Avila Energy Corporation

1439 17th Avenue SE, Suite 201

Calgary, AB T2G 1J9

Attention: Leonard Van Betuw

Insight Acquisition Corp.

333 East 91st Street

New York, New York 10128

Re:	Proposed Business Combination

Ladies and Gentlemen:

Reference is made to the letter (“IPO Letter Agreement”) delivered in accordance with the Underwriting Agreement (the “Underwriting Agreement”) entered into by and between Insight Acquisition Corp., a Delaware corporation (the “Company”), and Cantor Fitzgerald & Co., as representative (the “Representative”) of the several underwriters (each, an “Underwriter” and collectively, the “Underwriters”), relating to an underwritten initial public offering (the “Public Offering”), of up to 24,000,000 of the Company’s units (the “Units”), each comprised of one share of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and one-half of one redeemable warrant. Each whole warrant (each, a “Warrant”) entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as described in the Prospectus (as defined below). The Units were sold in the Public Offering pursuant to a registration statement on Form S-1 and prospectus (the “Prospectus”) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) and the Units have been approved for listing on the New York Stock Exchange. Certain capitalized terms used herein are defined in paragraph 11 hereof.

In order to induce Avila Energy Corporation, an Alberta corporation (“Avila Energy”), the Company and certain other acquisition entities to enter into the Business Combination Agreement by and among such parties and dated as of the date hereof (the “BCA”) and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of Insight Acquisition Sponsor LLC (the “Sponsor”) and the undersigned individuals, each of whom is a member of the Company’s board of directors and/or management team (each of the undersigned individuals, an “Insider” and collectively, the “Insiders”), hereby agrees with the Company and, solely with respect to paragraphs 1, 6, 7(a), 7(b), 7(c) and 13-20, Avila Energy to amend and restate the IPO Letter Agreement (as so amended and restated, this “Amended and Restated Letter Agreement”) as follows:

1.

The Sponsor and each Insider agrees that if the Company seeks stockholder approval of a proposed Business Combination involving Avila Energy, then in connection with such proposed Business Combination, it, he or she shall (i) vote any shares of Common Stock (as defined below) owned by it, him or her in favor of any proposed Business Combination involving Avila Energy and the other matters to be approved in connection therewith and (ii) not redeem any shares of Common Stock owned by it, him or her in connection with such stockholder approval(s). If the Company seeks to consummate a proposed Business Combination involving Avila Energy by engaging in a tender offer, the Sponsor and each Insider agrees that it, he or she will not sell or tender any shares of Common Stock owned by it, him or her in connection therewith.

2.

The Sponsor and each Insider acknowledges that it, he or she has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of the Company as a result of any liquidation of the Company with respect to the Founder Shares held by it, him or her. The Sponsor and each Insider hereby further waives, with respect to any shares of Common Stock held by it, him or her, if any, any redemption rights it, he or she may have in connection with (A) the consummation of a Business Combination, including, without limitation, any such rights available in the context of a stockholder vote to approve such Business Combination, or (B) a stockholder vote to approve an amendment to the Charter to modify the substance or timing of the Company’s obligation to redeem 100% of the Offering Shares if the

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Company has not consummated a Business Combination within the time period set forth in the Charter or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or in the context of a tender offer made by the Company to purchase Offering Shares (although the Sponsor, the Insiders and their respective affiliates shall be entitled to redemption and liquidation rights with respect to any Offering Shares it or they hold if the Company fails to consummate a Business Combination within the time period set forth in the Charter).

3.	Reserved.

4.

In the event of the liquidation of the Trust Account upon the failure of the Company to consummate its initial Business Combination within the time period set forth in the Charter, the Sponsor (the “Indemnitor”) agrees to indemnify and hold harmless the Company against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened) to which the Company may become subject as a result of any claim by (i) any third party for services rendered or products sold to the Company or (ii) any prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, including Avila Energy (a “Target”); provided, however, that such indemnification of the Company by the Indemnitor (x) shall apply only to the extent necessary to ensure that such claims by a third party or a Target do not reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per Offering Share and (ii) the actual amount per Offering Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per Offering Share is then held in the Trust Account due to reductions in the value of the trust assets, less taxes payable, (y) shall not apply to any claims by a third party or a Target which executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and (z) shall not apply to any claims under the Company’s indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Indemnitor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Company if, within 15 days following written receipt of notice of the claim to the Indemnitor, the Indemnitor notifies the Company in writing that it shall undertake such defense.

5.	Reserved.

6.

The Sponsor and each Insider hereby agrees and acknowledges that: (i) the Underwriters and the Company would be irreparably injured in the event of a breach by such Sponsor or an Insider of its, his or her obligations under paragraphs 1, 2, 3, 4, 7(a), 7(b), 7(c) and 9, as applicable, (ii) Avila Energy would be irreparably injured in the event of a breach by such Sponsor or an Insider of its, his or her obligations under paragraphs 1, 7(a), 7(b), 7(c) and 13-20, as applicable, of this Amended and Restated Letter Agreement (iii) monetary damages may not be an adequate remedy for such breach and (iv) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

7.

(a)The Sponsor and each Insider agrees that it, he or she shall not Transfer 50% of any Founder Shares or shares of Class A Common Stock (or any replacement securities received in exchange for any of the foregoing in a Business Combination involving Avila Energy) held by such Sponsor or Insider until the earlier of (i) one year after the completion of the Company’s initial Business Combination or (ii) subsequent to the Business Combination, (x) if the closing price of the Class A Common Stock (or any replacement securities received in exchange therefor in a Business Combination involving Avila Energy) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination or (y) the date on which the Company (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s or such entity’s stockholders having the right to exchange their securities for cash, securities or other property (the “Founder Shares Lock-up Period”).

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(b) The Sponsor and each Insider agrees that it, he or she shall not Transfer any Private Placement Warrants (or any share of Class A Common Stock issued or issuable upon the exercise of the Private Placement Warrants or (or any replacement securities received in a Business Combination involving Avila Energy), until 30 days after the completion of a Business Combination (the “Private Placement Warrants Lock-up Period”,).

(c) The Sponsor and each Insider that is a Designated Participant (as defined in the BCA) agrees that it, he or she shall not Transfer 50% of any Earnout Shares (as defined in such BCA) received in a Business Combination involving Avila Energy until the earlier of (x) the six-month anniversary of the issuance of such Earnout Shares or (y) the date on which the Company (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s or such entity’s stockholders having the right to exchange their securities for cash, securities or other property (the “Earnout Shares Lock-up Period,” and together with the Founder Shares Lock-up Period and the Private Placement Warrants Lock-up Period, the “Lock-up Periods”)

(d) Notwithstanding the provisions set forth in paragraphs 7(a), (b) and (c), Transfers of the Founder Shares, Private Placement Warrants and shares of issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares (or any replacement securities received in a Business Combination involving Avila Energy, including Earnout Shares) that are held by the Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 7(d)), are permitted to effect the Business Combination involving Avila Energy and otherwise (a) to the Company’s officers or directors, any affiliate or family member of any of the Company’s officers or directors, any affiliate of the Sponsor or to any members of the Sponsor or any of their affiliates; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial Business Combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Company’s liquidation prior to the completion of an initial Business Combination; (g) by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (h) in the event of the Company’s liquidation, merger, capital stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property subsequent to the Company’s completion of an initial Business Combination; provided, however, that in the case of clauses (a) through (f), these permitted transferees must enter into a written agreement with the Company and Avila Energy agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Agreement (including provisions relating to voting, the Trust Account and liquidating distributions).

8.

The Sponsor and each Insider represents and warrants that it, he or she has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked. Each Insider’s biographical information furnished to the Company (including any such information included in the Prospectus) is true and accurate in all respects and does not omit any material information with respect to the Insider’s background. The Sponsor and each Insider’s questionnaire furnished to the Company is true and accurate in all respects. The Sponsor and each Insider represents and warrants that: it, he or she is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; it, he or she has never been convicted of, or pleaded guilty to, any crime (i) involving fraud, (ii) relating to any financial transaction or handling of funds of another person, or (iii) pertaining to any dealings in any securities and it, he or she is not currently a defendant in any such criminal proceeding.

9.

Except as disclosed in the Prospectus, neither the Sponsor nor any officer, nor any affiliate of the Sponsor or any officer, nor any director of the Company, shall receive from the Company any finder’s fee, reimbursement, consulting fee, non-cash payments, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate, the consummation

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of the Company’s initial Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the initial Business Combination: repayment of a loan and advances up to an aggregate of $300,000 made to the Company by the Sponsor; payments to the Sponsor for certain office space, secretarial and administrative services as may be reasonably required by the Company of $10,000 per month; subject to the approval by the Company’s board of directors, payment of up to $15,000 per month to members of our management team in connection with services rendered to the Company; reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial Business Combination, and repayment of loans, if any, and on such terms as to be determined by the Company from time to time, made by the Sponsor or an affiliate of the Sponsor or any of the Company’s officers or directors to finance transaction costs in connection with an intended initial Business Combination, provided, that, if the Company does not consummate an initial Business Combination, a portion of the working capital held outside the Trust Account may be used by the Company to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period.

10.

The Sponsor and each Insider has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Amended and Restated Letter Agreement and, as applicable, to serve as an officer and/or director on the board of directors of the Company and hereby consents to being named in the Prospectus as an officer and/or director of the Company.

11.

As used herein, (i) “Business Combination” shall mean a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and Avila Energy, unless the context otherwise requires; (ii) “Common Stock” shall mean the Class A common stock and Class B common stock, par value $0.0001 per share (“Class B Common Stock”); (iii) “Founder Shares” shall mean the 6,900,000 shares of Class B common stock issued and outstanding (up to 900,000 Shares of which are subject to complete or partial forfeiture if the over-allotment option is not exercised by the Underwriters); (iv) “Initial Stockholders” shall mean the Sponsor and any Insider that holds Founder Shares; (v) “Private Placement Warrants” shall mean the 7,500,000 Warrants that the Sponsor has agreed to purchase for an aggregate purchase price of $7,500,000, or $1.00 per Warrant, in a private placement that shall occur simultaneously with the consummation of the Public Offering; (vi) “Public Stockholders” shall mean the holders of securities issued in the Public Offering; (vii) “Trust Account” shall mean the trust fund into which a portion of the net proceeds of the Public Offering and the sale of the Private Placement Warrants shall be deposited; (viii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); and (ix) “Warrants” shall mean the Private Placement Warrants and public warrants. Any reference to any security issued by the Company shall also be deemed to refer to any corresponding securities issued in replacement thereof in connection with a Business Combination with Avila Energy.

12.

The Company will maintain an insurance policy or policies providing directors’ and officers’ liability insurance, and each Director shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any of the Company’s directors or officers.

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13.

This Amended and Restated Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Amended and Restated Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

14.

No party hereto may assign either this Amended and Restated Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Amended and Restated Letter Agreement shall be binding on the Sponsor and each Insider and their respective successors, heirs and assigns and permitted transferees.

15.

Nothing in this Amended and Restated Letter Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Amended and Restated Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Amended and Restated Letter Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

16.

This Amended and Restated Letter Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

17.

This Amended and Restated Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amended and Restated Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amended and Restated Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

18.

This Amended and Restated Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Amended and Restated Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

19.

Any notice, consent or request to be given in connection with any of the terms or provisions of this Amended and Restated Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission

20.

This Amended and Restated Letter Agreement shall terminate on the earlier of (i) the expiration of the Lock-up Periods or (ii) the liquidation of the Company; provided, however, that paragraph 4 of this Amended and Restated Letter Agreement shall survive such liquidation.

[Signature Page Follows]

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Sincerely,

INSIGHT ACQUISITION SPONSOR LLC

By:	/s/ Michael Singer
Name: Michael Singer
Title: Managing Member

/s/ Michael Singer
Michael Singer

/s/ Jeff Gary
Jeff Gary

/s/ David Brosgol
David Brosgol

/s/ Victor Pascucci III
Victor Pascucci III

/s/ William Ullman
William Ullman

Acknowledged and Agreed:

INSIGHT ACQUISITION CORP.

By:	/s/ Jeff Gary
Name: Jeff Gary
Title: Chief Executive Officer

Acknowledged and Agreed:

AVILA ENERGY CORPORATION

By:	/s/ Leonard B. Van Betuw
Name: Leonard B. Van Betuw
Title: President and CEO

[Signature Page to A&R Letter Agreement]

Exhibit 10.2

COMPANY SUPPORT & LOCK-UP AGREEMENT

THIS COMPANY SUPPORT & LOCK-UP AGREEMENT (this “Agreement”), dated as of April 3, 2023, is made by and among Avila Energy Corporation, an Alberta corporation (the “Company”), Insight Acquisition Corp., a Delaware corporation (the “SPAC”), and the individual or entity whose name appears in the signature block to this Agreement.

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, the Company, the SPAC and certain acquisition entities are entering into a Business Combination Agreement (the “BCA”) providing for, among other things, the combination of the Company and the SPAC (as further described in the BCA, the “Business Combination”) by way of an arrangement on the terms and subject to the conditions set forth in a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), pursuant to which, among other things, the SPAC will continue from the State of Delaware under the Delaware General Corporation Law to the Province of Alberta under the Business Corporations Act (Alberta) (the “AB PubCo,” and references herein to the SPAC from and after such continuance shall be deemed to refer to AB PubCo) and a wholly-owned subsidiary of AB PubCo will merge with the Company to form one corporate entity with the same effect as if they had amalgamated under Section 181 of the Business Corporations Act (Alberta) (the “Amalgamation”);

WHEREAS, as a condition and inducement to the SPAC entering into the BCA, the SPAC has required that (i) Leonard Van Betuw (the “Core Securityholder”) and (ii) each Company Earnout Participant (as defined in the BCA) (together with the Core Securityholder, the “Covered Securityholders”) agree, and each such Covered Securityholder has agreed, to enter into an agreement in the form of this Agreement (each such agreement, a “Support & Lock-Up Agreement”) and abide by the covenants and obligations with respect to such Covered Securityholder’s Covered Shares, if any, and any Company Earnout Shares (as defined in the BCA) which may be issued pursuant to the BCA; and

WHEREAS, the Board of Directors of each party to the BCA have adopted the BCA and approved the transactions contemplated thereby, and approved the execution and delivery of this Agreement and each other Support & Lock-Up Agreement in connection therewith, understanding that the execution and delivery of this Agreement and each other Support & Lock-Up Agreement by the Covered Securityholders is a material inducement and condition to Company’s willingness to enter into the BCA.

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NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

GENERAL

Section 1.01. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the BCA. The following capitalized terms, as used in this Agreement, shall have the following meanings:

“Amalgamation Effective Time” shall have the meaning given such term in the BCA.

“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.

“Covered Securityholder Related Parties” means, with respect to any Covered Securityholder, such Covered Securityholder’s Affiliates.

“Covered Shares” means, with respect to a Covered Securityholder, the specified Covered Securityholder’s Existing Shares (as defined in such Covered Securityholder’s Support & Lock-Up Agreement), (i) together with any Company Shares or securities convertible into or exercisable or exchangeable for Company Shares, in each case that such specified Covered Securityholder has or acquires Beneficial Ownership of on or after the date hereof and over which the Core Securityholder has sole voting power, (ii) less any Company Shares or other securities disposed of pursuant to a Permitted Transfer. In addition, from and after the Amalgamation Effective Time until the Expiration Time, the “Covered Shares” shall be deemed to also include the AB PubCo Common Shares received by the Covered Securityholder in the Business Combination (other than Company Earnout Shares, if any).

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.

“Existing Shares” means, with respect to any Covered Securityholder, the Company Shares currently owned by such Covered Securityholder. The Core Securityholder’s Existing Shares are set forth on Schedule 1 of the Core Securityholder’s Support & Lock-Up Agreement.

“Expiration Time” means first date on which both of the Lock-up Periods have expired.

“Permitted Transfer” means a Transfer of Covered Shares or Company Earnout Shares (a) in the case of an entity, to such entity’s officers or director or to any affiliate or family member of such entity or its officers or directors; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; or (e)

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in the case of the Core Securityholder, up to 50% of the Core Securityholder’s Existing Shares with the prior written consent of the SPAC, such consent not to be unreasonably withheld; provided, however, that all such permitted transferees must enter into a written agreement with the parties hereto agreeing to be bound by the transfer and other restrictions contained in this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Representatives” means, with respect to a Person, such Person’s Affiliates and its and their respective officers, directors, employees, agents and advisors.

“Subsidiary” means, with respect to any Person, any other Person, whether incorporated or unincorporated, (a) of which such first Person or any other Subsidiary of such first Person is a general partner or manager or (b) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries; provided that the Company shall not be deemed a Subsidiary of the Core Securityholder.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, Encumber, hypothecate or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, Encumbrance, hypothecation or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE 2

VOTING

Section 2.01. Agreement to Vote.

(a) The Core Securityholder hereby agrees that during the term of this Agreement, at a meeting of the Company’s stockholders (the “Special Meeting”), and at any other meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of stockholders of the Company, the Core Securityholder shall, in each case to the fullest extent that the Covered Shares of the Core Securityholder are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause such Covered Shares to be counted as present thereat for purposes of calculating a quorum, or respond to the request by the Company for written consent, as applicable; and

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(ii) vote (or cause to be voted), in person or by proxy, or by written consent, as applicable, all of such Covered Shares (A) in favor of (1) the adoption and approval of the Business Combination and approval of the other matters to be approved in connection therewith, and (2) any proposal to adjourn or postpone any meeting of the stockholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the stockholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) if a stockholder vote is required with respect thereto, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of the Core Securityholder contained in this Agreement; and (C) if a stockholder vote is required with respect thereto, against any proposals that compete with the Business Combination and against any other action, agreement or transaction involving the Company or any of its Affiliates that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Business Combination or this Agreement or the performance by the Company its obligations under the BCA or by the Core Securityholder of his obligations under this Agreement.

(b) The Core Securityholder hereby (i) waives, and agrees not to exercise or assert, any appraisal or similar rights in connection with the Arrangement and (ii) agrees (A) not to commence or participate in and (B) to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement, the BCA or the consummation of the Business Combination, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the BCA or the Business Combination.

(c) The obligations of the Core Securityholder specified in this Section 2.01 shall apply whether or not the Business Combination or any action described above is recommended by the Boards of Directors of the Company (or any committee thereof).

Section 2.02. No Inconsistent Agreements. The Core Securityholder hereby covenants and agrees that, except for this Agreement, the Core Securityholder (a) has not entered into, and shall not enter into at any time prior to the Amalgamation Effective Time, any voting agreement or voting trust with respect to the Covered Shares of the Core Securityholder, (b) has not granted, and shall not grant at any time prior to the Amalgamation Effective Time, a proxy (except pursuant to Section 2.03 or pursuant to any proxy in form and substance reasonably satisfactory to SPAC and Company delivered to the Company, directing that the Covered Shares of the Core Securityholder be voted in accordance with Section 2.01), consent or power of attorney with respect to the Covered Shares of the Core Securityholder and (c) has not taken and shall not

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knowingly take any action that would make any representation or warranty of the Core Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling the Core Securityholder from performing any of its covenants or obligations under this Agreement; provided, however, that this Section 2.02 shall not preclude the Core Securityholder from Transferring Covered Shares pursuant to a Permitted Transfer or taking any action permitted under the last sentence of Section 4.01. The Core Securityholder hereby represents that all proxies, powers of attorney, instructions or other requests given by the Core Securityholder prior to the execution of this Agreement in respect of the voting of the Core Securityholder’s Covered Shares, if any, are not irrevocable and the Core Securityholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to the Core Securityholder’s Covered Shares.

Section 2.03. Proxy. The Core Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, the SPAC and any Person designated in writing by the SPAC, each of them individually, with full power of substitution and resubstitution, until the termination of this Agreement, to vote the Covered Shares Beneficially Owned by the Core Securityholder in accordance with Section 2.01 in connection with any vote of stockholders of the Company in respect of any of the matters described in Section 2.01; provided, however, that the Core Securityholder’s grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, the Core Securityholder fails to vote such Covered Shares (or grant a consent or approval, as applicable) in accordance with Section 2.01. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the SPAC to enter into the BCA and shall be irrevocable prior to the Amalgamation Effective Time, at which time any such proxy shall terminate and be released. Neither the SPAC nor any Person may exercise this proxy on any matter, or in circumstance, except as provided above. The SPAC may terminate this proxy with respect to the Core Securityholder at any time at its sole election by written notice provided to the Core Securityholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

The Covered Securityholder hereby represents and warrants to the SPAC and the Company as follows:

Section 3.01. Authorization; Validity of Agreement. If the Covered Securityholder is an entity, the Covered Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Covered Securityholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by the Covered Securityholder and, assuming this Agreement constitutes a valid and binding obligation of the SPAC and the Company, constitutes a legal, valid and binding obligation of the Covered Securityholder, enforceable against the Covered Securityholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). If the Covered

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Securityholder is married and the Covered Securityholder’s Covered Shares constitute community property under applicable Law, this Agreement has been duly executed and delivered by, and constitutes the valid and binding agreement of, the Covered Securityholder’s spouse (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 3.02. Ownership. Except as otherwise set forth on Schedule 1, unless Transferred pursuant to a Permitted Transfer, (i) the Covered Securityholder’s Existing Shares, if any, are, and all of the Covered Shares Beneficially Owned by the Covered Securityholder from the date hereof through and at the Expiration Time will be, Beneficially Owned and owned of record by the Covered Securityholder, and (ii) the Covered Securityholder has good and valid title to the Covered Securityholder’s Existing Shares, if any, free and clear of any Encumbrances other than pursuant to this Agreement, pursuant to the Stockholders Agreement or under applicable federal or state securities laws. As of the date hereof, the Covered Securityholder’s Existing Shares, if any, constitute all of the Company Shares Beneficially Owned by the Covered Securityholder and all of the Company Shares (or any other equity interests of any the Company) owned of record by any Covered Securityholder over which the Covered Securityholder has sole voting power. Any Company Shares (or any other equity interests of the Company) Beneficially Owned or owned of record by the Covered Securityholder and over which the Covered Securityholder does not have sole voting power are covered by another Support & Lock-Up Agreement entered into on the date hereof by a Covered Securityholder. Unless Transferred pursuant to a Permitted Transfer, the Covered Securityholder has and will have at all times through the Expiration Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Covered Securityholder’s Existing Shares, if any, and with respect to all of the Covered Shares Beneficially Owned by the Covered Securityholder and over which the Covered Securityholder has sole voting power at all times through the Expiration Time.

Section 3.03. No Violation. The execution and delivery of this Agreement by the Covered Securityholder does not, and the performance by the Covered Securityholder of its obligations under this Agreement will not, (i) conflict with or violate any applicable Law or, if applicable, any certificate or articles of incorporation, as applicable, or bylaws or other equivalent organizational documents of the Covered Securityholder, or (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of the Covered Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Covered Securityholder is a party or by which it or any of its properties or assets may be bound, except in each case as would not prevent or delay consummation of the Business Combination and the other transactions contemplated by the BCA or impair the ability of the Covered Securityholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

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Section 3.04. Consents and Approvals. The execution and delivery of this Agreement by the Covered Securityholder does not, and the performance by the Covered Securityholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Covered Securityholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

Section 3.05. Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of the Covered Securityholder, threatened against or affecting the Covered Securityholder and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of the Covered Securityholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.06. Reliance by Company. The Covered Securityholder understands and acknowledges that Company is entering into the BCA in reliance upon the execution and delivery of this Agreement by the Covered Securityholder and the representations and warranties of the Covered Securityholder contained herein. The Covered Securityholder understands and acknowledges that the BCA governs the terms of the Business Combination and the other transactions contemplated thereby.

Section 3.07. Adequate Information. The Covered Securityholder is a sophisticated holder with respect to the Covered Shares and has adequate information concerning the transactions contemplated by the BCA and concerning the business and financial condition of the SPAC and the Company to make an informed decision regarding the matters referred to herein and has independently, based on such information as the Covered Securityholder has deemed appropriate, made the Covered Securityholder’s own analysis and decision to enter into this Agreement.

ARTICLE 4

OTHER COVENANTS

Section 4.01. Prohibition on Transfers; Other Actions.

(a) The Core Securityholder agrees that, until the Effective Time, the Core Securityholder shall not (i) Transfer or permit the Transfer of the Core Securityholder’s Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, the Core Securityholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that would restrict or otherwise adversely affect the Core Securityholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Until the earlier of the stockholder approval of the Arrangement and the Amalgamation Effective Time, the Core Securityholder (A) shall not request that the Company register the transfer (book-entry or otherwise) of any of the Core Securityholder’s Covered Shares or any certificate in respect thereof and (B) hereby consents to

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the entry of stop transfer instructions by the Company with respect to any transfer of the Core Securityholder’s Covered Shares, unless, in each case, such transfer is a Permitted Transfer. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require any action, or restrict the Core Securityholder, with respect to any Covered Shares subject to any pledge or security interest in effect as of the date hereof as set forth on Schedule 1 hereto to the extent such action or restriction is inconsistent with the terms of such pledge or security interest; provided that, unless and until there is a bona fide foreclosure with respect to such pledge or security interest, the Core Securityholder agrees that there are no terms of any such pledge or security interest that will prevent or impair the Core Securityholder from complying with any obligation, agreement or covenant set forth herein.

(b) The Core Securityholder shall not Transfer, or permit any Transfer, of 50% of such Core Securityholder’s Covered Shares (unless such Transfer is a Permitted Transfer) until the earlier of (i) one year after the completion of the Business Combination, or (ii) subsequent to the completion of the Business Combination, (A) the date on which the closing price of the AB PubCo Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after competition of the Business Combination or (B) the date on which AB PubCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of AB PubCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property (the “Common Shares Lock-up Period”).

(c) Each Covered Securityholder that is a Company Earnout Participant shall not Transfer, or permit the Transfer, of 50% of such Covered Shareholder’s Company Earnout Shares (unless such Transfer is a Permitted Transfer) until the earlier of (i) the six-month anniversary of the issuance of such Company Earnout Shares and (ii) the date on which AB PubCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of AB PubCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property (the “Company Earnout Shares Lock-up Period,” and together with the Common Shares Lock-up Period, the “Lock-up Periods”).

Section 4.02. Stock Dividends, Etc. In the event of any change in the common shares of the Company or the SPAC, as the case may be, by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the terms “Existing Shares,” “Covered Shares” and “Company Earnout Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.03. Notice of Acquisitions. The Core Securityholder agrees to notify the SPAC and the Company as promptly as reasonably practicable of the number of any additional Company Shares or other securities convertible into or exercisable or exchangeable for Company Shares of which the Core Securityholder acquires Beneficial Ownership on or after the date hereof and prior to the Amalgamation Effective Time.

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ARTICLE 5

MISCELLANEOUS

Section 5.01. Termination. This Agreement shall remain in effect until the Expiration Time, at which time this Agreement shall terminate in its entirety and be of no further force or effect; provided, however, that any proxy granted hereunder shall be automatically and immediately terminated and released at the Effective Time. Neither the provisions of this Section 5.01 nor the termination of this Agreement shall (i) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (ii) relieve any party hereto from any liability to any other party arising out of or in connection with a material breach of this Agreement or (iii) terminate the obligations under Section 2.01(b).

Section 5.02. No Agreement as Director or Officer. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (a) limit, restrict or otherwise affect the Covered Securityholder or any Affiliate or Representative of the Covered Securityholder in his or her capacity as a director or officer of the Company from acting (or not acting) in such capacity or voting in such capacity in such person’s sole discretion on any matter, including in respect of the BCA, and no such actions or votes shall be deemed a breach of this Agreement, or (b) be construed to prohibit, limit or restrict the Covered Securityholder or any of the Covered Securityholder’s Affiliates or Representatives from exercising fiduciary duties as a director or officer of the Company. Without limiting the foregoing, it is the intention of the parties that this Agreement shall apply to the Covered Securityholder solely in the Covered Securityholder’s capacity as a stockholder of the Company.

Section 5.03. No Ownership Interest. The Covered Securityholder has agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to the Covered Securityholder’s Covered Shares shall remain vested in and belong to the Covered Securityholder, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant the Company or the SPAC any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares.

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Section 5.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by facsimile transmission with confirmation of receipt, by email transmission with confirmation of receipt or by recognized overnight courier service, as follows:

if to Company:

Avila Energy Corporation

1439 17th Avenue SE, Suite 201

Calgary, AB T2G 1J9

Attention: Leonard Van Betuw

Email: leonard.v@avilaenergy.com

with a copy to (which shall not constitute notice):

WeirFoulds LLP

TD Bank Tower

66 Wellington Street West, Suite 4100

Toronto, Ontario M5K 1B7

Attention: Wayne Egan

Email: wegan@weirfoulds.com

if to the SPAC:

Insight Acquisition Corp.

333 East 91st Street

New York, NY 10128

Attn: Michael Singer

E-mail: msinger@insightacqcorp.com

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attention: Mitchell S. Nussbaum

Email: mnussbaum@loeb.com

and if to the Covered Securityholder, to the address set forth on Schedule 1,

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 5.05. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

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Section 5.06. Counterparts. This Agreement may be executed in counterparts (which may be delivered by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Section 5.07. Entire Agreement. This Agreement and, to the extent referenced herein, the BCA, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof and thereof. Except for the representations and warranties expressly contained in Article 3, the Covered Securityholder makes no express or implied representation or warranty with respect to the Covered Securityholder or the Covered Shares, or otherwise.

Section 5.08. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, construed and enforced in accordance with the Laws of the Province of Alberta and the federal Laws applicable therein, without regard to any choice of law or conflict of laws principles thereof that would cause the application of the Law of any jurisdiction other than the Province of Alberta. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

(b) EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 5.09. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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Section 5.10. Remedies. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 5.11. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.12. Successors and Assigns; Third Party Beneficiaries. Other than by the Covered Securityholder to a transferee pursuant to a Permitted Transfer, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

Section 5.13. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.14. Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (i) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by the Covered Securityholder may be made only against, the Covered Securityholder, and (ii) none of the Covered Securityholder Related Parties shall have any liability for any liabilities of the parties hereto for any such claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

AVILA ENERGY CORPORATION

By:	/s/ Leonard B. Van Betuw
	Name:	Leonard B. Van Betuw
	Title:	President and CEO

INSIGHT ACQUISITION CORPORATION

By:	/s/ Jeff Gary
	Name:	Jeff Gary
	Title:	Chief Executive Officer

/s/ Leonard B. Van Betuw
Name: Leonard B. Van Betuw

Exhibit 10.3

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of April 3, 2023, is made and entered into by and among Insight Acquisition Corp., a Delaware corporation (the “Company”), Insight Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Avila Energy Corporation, an Alberta corporation (“Avila”), Cantor Fitzgerald & Co. (“Cantor”), Odeon Capital Group, LLC (“Odeon”), each other undersigned party listed on the signature page hereto under “Holders” (each such party, together with the Sponsor, Cantor and Odeon and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, (i) the Sponsor was previously issued an aggregate of 6,900,000 shares of Class B common stock, par value $0.0001 per share, of the Company, of which 6,000,000 shares remain outstanding (the “Founder Shares”), and (ii) on the terms and conditions set forth in the Company’s amended and restated certificate of incorporation, the Founder Shares will automatically convert into shares of Class A common stock, par value $0.0001 per share, of the Company (the “Common Shares”);

WHEREAS, on September 1, 2021, pursuant to Private Placement Warrants Purchase Agreements (the “Private Placement Warrants Purchase Agreements”), the Sponsor purchased 7,500,000 private placement warrants and Cantor and Odeon purchased 1,200,000 private placement warrants (collectively, the “Private Placement Warrants”) in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering;

WHEREAS, in order to finance the SPAC’s transaction costs in connection with its search for and consummation of an initial Business Combination (as defined below), the Sponsor or an affiliate of the Sponsor or certain of the SPAC’s officers and directors may loan to the SPAC funds as the SPAC may require, of which up to $1,500,000 of such loans may be convertible into private placement-equivalent warrants (“Working Capital Warrants”) at a price of $1.00 per warrant at the option of the lender;

WHEREAS, concurrently with the execution of this Agreement, the Company, Avila and certain acquisition entities are entering into a Business Combination Agreement (the “BCA”) providing for, among other things, the combination of Avila and the Company (as further described in the BCA, the “Business Combination”) by way of an arrangement on the terms and subject to the conditions set forth in a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), pursuant to which, among other things, a wholly-owned subsidiary of the Company and Avila will merge to form one corporate entity with the same effect as if they had amalgamated under Section 181 of the Business Corporations Act (Alberta) (the “Amalgamation”);

WHEREAS, the Company and the Holders are party to that certain Registration Rights Agreement, dated September 1, 2021 (the “Original Agreement”); and

WHEREAS, pursuant to Section 5.5 of the Original Agreement, the Original Agreement may be amended with the written consent of the Holders of at least a majority in interest of the then-outstanding Registrable Securities (as defined below), and the parties hereto desire to amend and restated the Original Agreement as set forth herein;

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that the Original Agreement is hereby amended and restated in its entirety, as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“BCA” shall have the meaning given in the Recitals hereto.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Cantor” shall have the meaning given in the Preamble.

“Closing” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Common Shares” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble; provided, however, that the term “Company” shall also be deemed to include any successor to Insight Acquisition Corp. pursuant to the transactions contemplated by the BCA, including Avila Energy Inc., an Alberta corporation.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1” shall have the meaning given in subsection 2.1.1.

“Form S-3” shall have the meaning given in subsection 2.3.

“Founder Shares” shall have the meaning given in the Recitals hereto.

“Founder Shares Lock-up Period” shall mean, as further described in the Insider Letter, with respect to any Common Shares issuable upon conversion of Founder Shares, the period ending on the earlier of (i) one year after the Closing and (ii) subsequent to the Closing, (a) the date on which the closing price of the Common Shares (or corresponding securities issued in replacement of the Common Shares pursuant to the Business Combination) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which the Company (or its successor, or any surviving entity, pursuant to the Business Combination) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s (or such successor’s or surviving entity’s) stockholders having the right to exchange their common shares for cash, securities or other property.

“Holders” shall have the meaning given in the Preamble.

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“Insider Letter” shall mean that certain letter agreement, dated as of September 1, 2021, by and among the Company, the Sponsor and each of the Company’s officers, directors and director nominees, and as amended and restated to date.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“Odeon” shall have the meaning given in the Preamble

“Original Agreement” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-up Period, the Private Placement Warrants Lock-up Period or any other lock-up period, as the case may be, under the Insider Letter, the Private Placement Warrants Purchase Agreements, this Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Private Placement Warrants Lock-up Period” shall mean, as further described in the Insider Letter, with respect to (i) the Private Placement Warrants that are held by the initial purchasers thereof or their Permitted Transferees and (ii) any Common Shares issuable upon exercise of the Private Placement Warrants that are held by the initial purchasers thereof or their Permitted Transferees, the period ending 30 days after the Closing.

“Private Placement Warrants Purchase Agreements” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (i) the Founder Shares, including any Common Shares issuable upon conversion thereof, (ii) the Private Placement Warrants, including any Common Shares issued or issuable upon the exercise of the Private Placement Warrants, (iii) any the Working Capital Warrants outstanding on the date hereof, including any Common Shares issued or issuable upon the exercise of the Working Capital Warrants, (iv) any outstanding Common Shares or any other equity security, including the Common Shares issued or issuable upon the exercise of any other equity security, of the Company held by a Holder as of the date of this Agreement, and (v) any other equity security of the Company issued or issuable with respect to any such Common Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates or book entry credits for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

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“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(i) registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Shares are then listed;

(ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(iii) printing, messenger, telephone and delivery expenses;

(iv) reasonable fees and disbursements of counsel for the Company;

(v) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(vi) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Sponsor” shall have the meaning given in the Preamble.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Working Capital Warrants” shall have the meaning given in the Recitals hereto.

ARTICLE II

REGISTRATIONS

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the Closing, (i) the Holders of at least fifteen percent (15%) of the then-outstanding number of Registrable Securities or (ii) Cantor, Odeon and their permitted designees (the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written

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demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall (A) not more than forty five (45) days after the Company’s receipt of the Demand Registration, file a Registration Statement in respect of all Registrable Securities requested by the Demanding Holders and Requesting Holders to be included in such Demand Registration and (B) as soon as practicable thereafter, effect such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration under this subsection 2.1.1 with respect to any or all Registrable Securities including one (1) Demand Registration on behalf of Cantor, Odeon and their designees; provided, however, that a Registration shall not be counted for such purposes unless a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form S-1 Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; and provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all Common Shares or other equity securities that the Company desires to sell and the Common Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders with respect to

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such Underwritten Registration, if any (pro rata based on the respective number of Registrable Securities that each such Demanding Holder and Requesting Holder, if any, has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that such Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration), that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof (pro rata based on the respective number of Registrable Securities that each such Holder has requested to be included in such Underwritten Registration and the aggregate number of Registrable Securities that such Holders have requested to be included in such Underwritten Registration), without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to (i) in the case of a Demand Registration not involving an Underwritten Offering, the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration, or (ii) in the case of a Demand Registration involving an Underwritten Offering, the pricing of such Underwritten Offering; provided, however, that upon withdrawal by a majority-in-interest of the Demanding Holders initiating a Demand Registration, the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement or complete the Underwritten Offering, as applicable. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

2.1.6 Holder Information Required for Participation. At least five business days prior to the first anticipated filing date of a Registration Statement pursuant to this Section 2, the Company shall use reasonable best efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the second business day prior to the first anticipated filing date of a Registration Statement pursuant to this Section 2.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the Closing, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause

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the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Common Shares that the Company desires to sell, taken together with (i) the Common Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which Registration has been requested pursuant to Section 2.2 hereof, and (iii) the Common Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof (pro rata based on the respective number of Registrable Securities that each such Holder has requested be included in such Registration and the aggregate number of Registrable Securities that such Holders have requested to be included in such Registration), which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 (pro rata based on the number of Registrable Securities that each such Holder has requested be included in such Registration and the aggregate number of Registrable Securities that such Holders have requested to be included in such Registration), which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

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2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3 Registrations on Form S-3. The Holders of Registrable Securities may at any time, and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form S-3 or any similar short form registration statement that may be available at such time (“Form S-3”); provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of the Company’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form S-3, the Company shall promptly give written notice of the proposed Registration on Form S-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form S-3 shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. As soon as practicable thereafter, but not more than twelve (12) days after the Company’s initial receipt of such written request for a Registration on Form S-3, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if (i) a Form S-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $10,000,000.

2.4 Restrictions on Registration Rights. If (i) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (ii) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (iii) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the principal executive officer or principal financial officer of the Company stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period. Notwithstanding anything to the contrary contained in this Agreement, no sales of any Registrable Securities pursuant to an effective Registration Statement shall be made until after the expiration of the Founder Shares Lock-up Period, the Private Placement Warrants Lock-up Period or any other lock-up period, as the case may be.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the Closing the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, within the applicable timeframe specified in this Agreement or, if no such timeframe is specified, as expeditiously as reasonably possible:

3.1.1 prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

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3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or otherwise are no longer outstanding;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (other than solely by way of a document incorporated by reference) furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such

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representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law, rule or regulation (including rules and regulations of the Commission and any stock exchange on which the Registrable Securities are to be listed).

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may be reasonably requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such

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supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Common Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Limitations on Registration Rights. Notwithstanding anything herein to the contrary, (i) neither Cantor, nor Odeon nor their respective designees may exercise their rights under Sections 2.1 and 2.2 hereunder after five (5) and seven (7) years after the effective date of the registration statement relating to the Company’s initial public offering, respectively, and (ii) Cantor, Odeon may not exercise their rights under Section 2.1 more than one time.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such

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Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

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ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, (A) if to Avila, to Avila Energy Corp., 1439 17th Avenue SE, Suite 201, Calgary, AB T2G 1J9, Attention: Leonard Van Betuw, Email: leonard.v@avilaenergy.com, (B) if to the Company, to Insight Acquisition Corp., 333 East 91st Street, New York, NY 10128 and (C) if to any Holder, to such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the Founder Shares Lock-up Period or the Private Placement Warrants Lock-up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement and other agreements applicable to such Registrable Securities, including lock-up agreements.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES HERETO EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

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5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the then-outstanding Registrable Securities (which majority interest must include Cantor or Odeon if such amendment or modification affects in any way the rights of Cantor or Odeon, respectively, hereunder), compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6 Other Registration Rights. The Company represents and warrants that no person, other than (i) a Holder of Registrable Securities or (ii) or participants in the Forward Purchase Agreement (as defined in the BCA) has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions, including the Original Agreement, and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.7 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 (or any similar provision) under the Securities Act with no volume or other restrictions or limitations. The provisions of Section 3.5 and Article IV shall survive any termination.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

THE COMPANY:

INSIGHT ACQUISITION CORP.

By:	/s/ Jeff Gary
Name: Jeff Gary
Title: Chief Executive Officer

AVILA:

AVILA ENERGY CORPORATION

By:	/s/ Leonard Van Betuw
Name: Leonard Van Betuw
Title: Chief Executive Officer

HOLDERS:

INSIGHT ACQUISITION SPONSOR LLC

By:	/s/ Michael Singer
Name: Michael Singer
Title: Managing Member

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Global Head of Investment Banking

ODEON CAPITAL GROUP, LLC

By:	/s/ Andrew Feldschreiber
Name: Andrew Feldschreiber
Title: Managing Director

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit 10.4

Date:	March 29, 2023

To:	Insight Acquisition Corp., a Delaware corporation (“Insight” or “INAQ”) and Avila Energy Corporation, an Alberta corporation (“Target”).

Address:	333 East 91st Street New York, New York 10128

From:	(i) Meteora Special Opportunity Fund I, LP (“MSOF”), (ii) Meteora Capital Partners, LP (“MCP”) and (iii) Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MCP, MSOF, and MSTO collectively as “Seller”)

Re:	OTC Equity Prepaid Forward Transaction

The purpose of this agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between Seller, INAQ and Target on the Trade Date specified below. The term “Counterparty” refers to INAQ until the Business Combination (as defined below), then to Avila Energy Corporation, an Alberta corporation following the Business Combination. Upon the closing of the transactions contemplated by the BCA (as defined below) INAQ and Target will be organized as an Alberta corporation (the “Combined Company”). Certain terms of the Transaction shall be as set forth in this Confirmation, with additional terms as set forth in a Pricing Date Notice (the “Pricing Date Notice”) in the form of Schedule A hereto. This Confirmation, together with the Pricing Date Notice(s), constitutes a “Confirmation” and the Transaction constitutes a separate “Transaction” as referred to in the ISDA Form (as defined below).

This Confirmation, together with the Pricing Date Notices, evidences a complete binding agreement between Seller, INAQ and Target as to the subject matter and terms of the Transaction to which this Confirmation relates and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

The 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and with the Swap Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. If there is any inconsistency between the Definitions and this Confirmation, this Confirmation governs. If, in relation to the Transaction to which this Confirmation relates, there is any inconsistency between the ISDA Form, this Confirmation (including the Pricing Date Notice), the Swap Definitions and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) this Confirmation (including the Pricing Date Notice(s)); (ii) the Equity Definitions; (iii) the Swap Definitions, and (iv) the ISDA Form.

This Confirmation, together with the Pricing Date Notice, shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “ISDA Form”) as if Seller, Target and Counterparty had executed an agreement in such form (but without any Schedule except as set forth herein under “Schedule Provisions”) on the Trade Date of the Transaction.

In connection with INAQ’s initial public offering which was consummated on September 2nd, 2021, Seller and its affiliates entered into an investment agreement with INAQ and Insight Acquisition Sponsor LLC, a Delaware limited liability company, pursuant to which Seller and its affiliates purchased 2,376,000 units of INAQ at the initial public offering price of $10.00 per unit and 150,000 shares of Class B common stock, par value $0.0001 per share, of INAQ (the “Founder Shares”), at a purchase price of approximately $0.004 per Founder Share.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms

Type of Transaction:	Share Forward Transaction

Trade Date:	March 29, 2023

Pricing Date:	As specified in the Pricing Date Notice.

Effective Date:	One (1) Settlement Cycle following the Pricing Date.

Valuation Date:	The earliest to occur of (a) the third anniversary of the closing of the transactions between Counterparty and Target pursuant to a Business Combination Agreement, as will be entered into after the date hereof (as the same may be amended, modified, supplemented or waived from time to time, the “BCA”), by and among Counterparty, the Target and certain other parties thereto, to be reported on a Form 8-K filed by the Counterparty (the “Form 8-K”) (the “Business Combination”) and (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s discretion (not earlier than the day such notice is effective) after the occurrence of any of a (x) Seller VWAP Trigger Event or (y) a Delisting Event (in each case the “Maturity Date”).

Seller VWAP Trigger Event	An event that occurs if the VWAP Price is at or below $7.50 per Share for any 10 trading days during a 30 consecutive trading day-period thereafter.

VWAP Price:	For any scheduled trading day, the volume weighted average price per Share for such day as reported on the relevant Bloomberg Screen “INAQ <Equity> AQR SEC” (or any successor thereto), or if such price is not so reported on such trading day for any reason or is erroneous, the VWAP Price shall be as reasonably determined by the Calculation Agent.

Dilutive Offering Reset	To the extent the Counterparty, after the Business Combination, sells, enters any agreement to sell or grants any right to reprice, or otherwise dispose of or issues (or announce any offer, sale, grant or any option to purchase or other disposition) any Shares or any securities of the Counterparty or any of their respective subsidiaries which would entitle the holder thereof to acquire at any time Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares, at an effective price per share less than the then existing Reset Price then the Reset Price shall be modified to equal such reduced price.

Reset Price	The Reset Price shall initially be the Initial Price and subject to a $9.50 floor (the “Reset Price Floor”). The Reset Price shall be adjusted on the first scheduled trading day of each week (each a “Reset Date”) commencing with the first week following the thirtieth day after the closing of the Business Combination to be the lowest of (a) the then-current Reset Price, (b) the Initial Price and (c) the VWAP Price of the Shares of the prior week; provided that the Reset Price may be further reduced pursuant to a Dilutive Offering Reset, which would eliminate the Reset Price Floor.

Seller:	Seller.

Buyer:	Counterparty.

Shares:	Prior to the closing of the Business Combination, shares of the Class A ordinary shares, par value $0.0001 per share, of Insight (Ticker: “INAQ”) and, after the closing of the Business Combination, the Class A shares of Avila Energy Corporation.

Number of Shares:	The number of Shares, including Recycled Shares, as specified in the Pricing Date Notice(s), but in no event more than the Maximum Number of Shares. The Number of Shares is subject to reduction only as described under “Optional Early Termination”.

Maximum Number of Shares:	2,500,000 Shares

Initial Price:	Equals the Per-Share Redemption Price (the “Redemption Price”) as defined in Section 9.2(b) of the Amended and Restated Certificate of Incorporation of INAQ, effective as of September 1, 2021, as amended from time to time (the “Certificate of Incorporation”).

Recycled Shares:	The number of Shares purchased by Seller from third parties (other than Counterparty) through a broker in the open market or via redemption reversals (other than through Counterparty); provided that Seller shall have irrevocably waived all redemption rights with respect to such Shares as provided below in the section captioned “Transactions by Seller in the Shares.” Seller shall specify the number of Recycled Shares in the initial Pricing Date Notice.

Prepayment:	Payment of the Prepayment Amount shall be made directly from the Counterparty’s Trust Account maintained by Continental Stock Transfer and Trust Company holding the net proceeds of the sale of the units in Counterparty’s initial public offering and the sale of private placement units (the “Trust Account”) to the Seller no later than the Prepayment Date. Counterparty shall provide (a) notice to Counterparty’s trustee of the entrance into this Confirmation no later than one (1) Local Business Day following the date hereof, with copy to Seller and Seller’s outside legal counsel, and (b) to Seller and Seller’s outside legal counsel a final draft of the flow of funds from the Trust Account prior to the closing of the Business Combination itemizing the Prepayment Amount due; provided that Seller shall be invited to attend any closing call in connection with the Business Combination. At the election of the Seller, the Prepayment Amount may be transferred to a new escrow account as further described in “Escrow” below.

Escrow:

At the written request of Seller, simultaneously with the closing of the Business Combination, INAQ shall transfer the Prepayment Amount into an escrow account for the benefit of the Seller (the “Escrow Account”) with Continental Stock Transfer & Trust Company (the “Escrow Agent”), subject to the terms of a written escrow agreement (the “Escrow Agreement”) provided by the Escrow Agent (with any customary changes as reasonably requested by the Escrow Agent) and to be entered into on or prior to the time reversals of redemptions in connection with the Business Combination are no longer permitted.

Upon receipt by the Escrow Agent and the Counterparty of an OET Notice, resulting in a reduction to the Number of Shares, the Escrow Agent will release from the Escrow Account (a) to the Counterparty the Early Termination Obligation associated with such Terminated Shares and (b) to the Seller an amount in cash equal to the difference between the Initial Price and 95% of the Reset Price for each Terminated Share.

On the Valuation Date, the Escrow Agent shall transfer to the Seller an amount in cash equal to the product of (x)(i) the Number of Shares less (b) the number of Terminated Shares (the “Matured Shares”) multiplied by (y) the Initial Price. The Seller shall transfer to the Escrow Agent for the benefit of the Counterparty the Matured Shares less the Maturity Shares and the Penalty Shares.

Prepayment Amount:	A cash amount equal to (x) the product of (i) the Number of Shares multiplied by (ii) the Initial Price less (y) the Prepayment Shortfall.

Prepayment Date:	Subject to Counterparty receiving the initial Pricing Date Notice, the earlier of (a) one (1) Local Business Day after the closing of the Business Combination and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination.

Variable Obligation:	Not applicable.

Prepayment Shortfall	An amount in USD equal to five percent (5.00%) of the product of (i) the Number of Shares multiplied by (ii) the Initial Price; paid by Seller to Counterparty on the Prepayment Date (which amount shall be netted from the Prepayment Amount).

Prepayment Shortfall Consideration	Seller in its sole discretion may sell Shares at any time and at any sales price, without payment by Seller of any Early Termination Obligation (as defined below) until such time as the proceeds from the such sales equal 100% of the Prepayment Shortfall (as set forth under Shortfall Sales below) (such sales, “Shortfall Sales,” such Shares, “Shortfall Sale Shares” and such proceeds at their maximum amount, the “Shortfall Sale Proceeds”). A sale of Shares is only (a) a “Shortfall Sale,” subject to the terms and conditions herein applicable to Shortfall Sale Shares, when a Shortfall Sale Notice is delivered hereunder, and (b) an Optional Early Termination, subject to the terms and conditions herein applicable to Terminated Shares, when an OET Notice (as defined below) is delivered hereunder, in each case the delivery of such notice in the sole discretion of the Seller.

Exchanges	The New York Stock Exchange (NYSE)

Related Exchange(s)	All Exchanges

Break-up Fees:	A break-up fee equal to (i) all of Seller’s actual out-of-pocket reasonable and documented fees, costs and expenses relating to the Transaction in an amount not to exceed $50,000 plus (ii) $500,000 (collectively, the “Break-up Fee”) shall be payable, jointly and severally, by the Counterparty and the Target to the Seller in the event this Confirmation or the Transaction is terminated by either the Counterparty or the Target; provided that Counterparty and Target may terminate this Transaction, including the Confirmation, with no liability to Seller, including without limitation the Break-up Fee, upon any Additional Termination Event; provided that notwithstanding any other provision, clause or proviso of this Confirmation, this Transaction, including the Confirmation, may not be terminated by Counterparty or Target after Seller purchases any Recycled Shares after the redemption deadline; provided further that Seller hereby waives any and all right, title and interest, or any claim of any kind they have or may have, in or to any monies held in the Counterparty’s Trust Account and agrees not to seek recourse against the Trust Account, in each case, as a result of, or arising out of, this Transaction; provided, however, that nothing in the foregoing waiver shall (x) serve to limit or prohibit Seller’s right to pursue a claim against the Counterparty for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that the Seller may have in the future against the Counterparty’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds), (z) be deemed to limit Seller’s right, title, interest or claim to the Trust Account by virtue of such Seller’s record or beneficial ownership of securities of the Counterparty acquired by any means other than pursuant to this Transaction or (aa) serve to limit Seller’s redemption right with respect to any such securities of the Seller other than during the term of this Confirmation. The Breakup Fee is not intended to constitute a liquidated damages provision, and it will be payable in addition to any other amount due and payable to Seller as a result of the occurrence of an Early Termination Date under the ISDA Master Agreement.

Payment Dates:	Following the Business Combination the last day of each week or, if such date is not a Local Business Day, the next following Local Business Day, until the Maturity Date.

Reimbursement of Legal Fees and Other Expenses:	Together with the Prepayment Amount, Counterparty shall pay to Seller an amount equal to the reasonable and documented attorney fees and other reasonable out-of-pocket expenses related thereto actually incurred by Seller or its affiliates in connection with this Transaction not to exceed (a) $50,000, (b) a quarterly fee of $5,000 (initially payable on the Trade Date and upon the first Local Business Day of each quarter and (c) expenses actually incurred in connection with the acquisition of the Shares in an amount not to exceed $0.05 per Share and $0.03 per disposition of each Share.

Settlement Terms

Settlement Method Election:	Not Applicable.

Settlement Method:	Physical Settlement.

Settlement Currency:	USD.

Settlement Date:	Two (2) Local Business Days following the Valuation Date.

Excess Dividend Amount	Ex Amount.

Optional Early Termination:	From time to time and on any date following the Business Combination (any such date, an “OET Date”) and subject to the terms and conditions below, Seller may, in its absolute discretion, terminate the Transaction in whole or in part so long as Seller provides written notice to Counterparty (the “OET Notice”), no later than the later of (a) the fifth Local Business Day following the OET Date and (b) the first Payment Date after the OET Date which shall specify the quantity by which the Number of Shares is to be reduced (such quantity, the “Terminated Shares”) provided that “Terminated Shares” includes only such quantity of Shares by which the Number of Shares is to be reduced and included in an OET Notice and does not include any Shortfall Sale Shares, sales of Shares that are designated as Shortfall Sales (which designation can be made only up to the amount of Shortfall Sale Proceeds), any Share Consideration Shares sales or any other sales of Shares (other than Recycled Shares), which Shares will not be included in any OET Notice or included in the definition, or when calculating the number, of Terminated Shares. The effect of an OET Notice given shall be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, Counterparty shall be entitled to an amount from Seller, or if there is an Escrow Account, the Escrow Agent, and the Seller or Escrow Agent, as applicable, shall pay to Counterparty an amount, equal to the product of (x) the number of Terminated Shares multiplied by (y) 95% of the Reset Price in respect of such OET Date (an “Early Termination Obligation”), except that no such amount will be due to Counterparty upon any Shortfall Sale; provided that Seller or the Escrow Agent, as applicable, shall pay certain of the Early Termination Obligation to the accounts and in the amounts as directed by Counterparty. The remainder of the Transaction, if any, shall continue in accordance with its terms; provided that if the OET Date is also the stated Valuation Date, the remainder of the Transaction shall be settled in accordance with the other provisions of “Settlement Terms.” The Seller or Escrow Agent, as applicable, shall pay to Counterparty any and all unsatisfied Early Termination Obligations, calculated as of the last day of each calendar month, on the first Local Business Day following such day; provided that Seller or Escrow Agent, as applicable, shall be under no obligation to settle an Early Termination Obligation set forth in an OET Notice prior to one (1) Local Business Day following the settlement of the Share sale(s) covered in such OET Notice.

Shortfall Sales

From time to time and on any date following the Business Combination (any such date, a “Shortfall Sale Date”) and subject to the terms and conditions below, Seller may, in its absolute discretion, at any sales price, sell Shortfall Sale Shares, and in connection with such sales, Seller shall provide written notice to Counterparty (the “Shortfall Sale Notice”) no later than the later of (a) the fifth Local Business Day following the Shortfall Sales Date and (b) the first Payment Date after the Shortfall Sales Date, specifying the quantity of the Shortfall Sale Shares and the allocation of the Shortfall Sale Proceeds. Seller shall not have any Early Termination Obligation in connection with any Shortfall Sales. The Counterparty covenants and agrees for a period of at least sixty (60) Local Business Days (commencing on the Prepayment Date or if an earlier Registration Request is submitted by Seller on the Registration Statement Effective Date) not to issue, sell or offer or agree to sell any Shares, or securities or debt that is convertible, exercisable or exchangeable into Shares, including under any existing or future equity line of credit, until the Shortfall Sales equal the Prepayment Shortfall.

Unless and until the proceeds from Shortfall Sales equal 100% of the Prepayment Shortfall, in the event that the product of (x) the difference between (i) the number of Shares as specified in the Pricing Date Notice(s), less (ii) any Shortfall Sale Shares as of such measurement time, multiplied by (y) the VWAP Price, is less than (z) the difference between (i) the Prepayment Shortfall, less (ii) the proceeds from Shortfall Sales as of such measurement time (the “Shortfall Variance”), then the Counterparty, as liquidated damages in respect of such Shortfall Variance, at its option shall within five (5) business days either:

(A) Pay in cash an amount equal to the Shortfall Variance; or

(B) Issue and deliver to Seller such number of additional Shares that are equal to (1) the Shortfall Variance, divided by (2) the VWAP Price (the “Shortfall Variance Shares”).

In the event that the Counterparty issues and delivers to Seller Shortfall Variance Shares, within thirty (30) calendar days of such issuance and delivery, Counterparty shall file (at Counterparty’s sole cost and expense) with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement registering the resale of all shares held by the Seller, including the Recycled Shares (the “Shortfall Variance Registration Statement”), and have the Shortfall Variance Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 60th calendar day (or 105th calendar day if the Commission notifies the Counterparty that it will “review” the Shortfall Variance Registration Statement) following the issuance and delivery of the Shortfall Variance Shares and (ii) the 5th Local Business Day after the date the Counterparty is notified (orally or in writing, whichever is earlier) by the Commission that such Shortfall Variance Registration Statement will not be “reviewed” or will not be subject to further review. Upon notification by the Commission that the Shortfall Variance Registration Statement has been declared effective by the Commission, within two (2) Local Business Days thereafter, the Counterparty shall file the final prospectus under Rule 424 of the Securities Act of 1933, as amended containing a “plan of distribution”

reasonably agreeable to Seller. Counterparty shall not identify Seller as a statutory underwriter in the Registration Statement unless requested by the Commission. The Counterparty will use its reasonable best efforts to keep the Shortfall Variance Registration Statement covering the resale of the shares as described above continuously effective (except for customary blackout periods, up to twice per year and for a total of up to 15 calendar days (and not more than 10 calendar days in an occurrence), if and when the Counterparty is in possession of material non-public information the disclosure of which, in the good faith judgment of the Counterparty’s board of directors, would be prejudicial, and the Counterparty agrees to promptly notify Seller of any such blackout determination) until all such shares have been sold or may be transferred without any restrictions including the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2) or the volume and manner of sale limitations under Rule 144 under the Securities Act; provided that Counterparty covenants and agrees to make all necessary filings, amendments, supplements and submissions in furtherance of the foregoing, including to register all of Seller’s Shares for resale; provided that it shall be a (“Shortfall Variance Registration Failure”) if (a) the Shortfall Variance Registration Statement covering all of the shares described above in this section is not declared effective after the 60th calendar day (or 105th calendar day if the Commission notifies the Counterparty that it will “review” the Shortfall Variance Registration Statement) after the issuance and delivery of the Shortfall Variance Shares) or (b) the Shortfall Variance Registration Statement after it is declared effective ceases to be continuously effective (subject to the blackout periods as indicated above) as set forth in the preceding sentence for more than 15 consecutive calendar days. Seller will promptly deliver customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection with the Shortfall Variance Registration Statement, including those related to selling shareholders and to respond to SEC comments. If requested by Seller, the Counterparty shall remove or instruct its transfer agent to remove any restrictive legend with respect to transfers under the Securities Act from any and all Shares held by Seller if (1) the Shortfall Variance Registration Statement is and continues to be effective under the Securities Act, (2) such Shortfall Variance Shares are sold or transferred pursuant to Rule 144 under the Securities Act (subject to all applicable requirements of Rule 144 being met), or (3) such Shortfall Variance Shares are eligible for sale under Rule 144, without the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to the Shortfall Variance Shares and without volume or manner-of-sale restrictions; provided that Seller shall have timely provided customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection therewith. Any fees (with respect to the transfer agent, Counterparty’s counsel or otherwise) associated with the issuance of any legal opinion required by the Counterparty’s transfer agent or the removal of such legend shall be borne by the Counterparty. If a legend is no longer required pursuant to the foregoing, the Counterparty will, no later than five (5) Local Business Days following the delivery by Seller to the Counterparty or the transfer agent (with notice to the Counterparty) of customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent, remove the restrictive legend related to the book entry account holding the Shortfall Variance Shares and make a new, unlegended book entry for the Shortfall Variance Shares.

Any Shortfall Variance Shares shall constitute Shortfall Shares, and the sale of such Shortfall Variance Shares after the Shortfall Variance Registration Statement is declared effective by the Commission shall be a Shortfall Sale. If the Shortfall Variance has not been paid in cash by the Counterparty, and after the sale of all Shortfall Variance Shares, the proceeds from all Shortfall Sales, including the Shortfall Variance Shares, is less than 100% of the Prepayment Shortfall, then there will be another Shortfall Variance, calculated in accordance with this provision, and the Counterparty shall address such Shortfall Variance as provided for by this provision. This shall continue until such time as the proceeds from all Shortfall Sales equal 100% of the Prepayment Shortfall or the Counterparty shall have paid any Shortfall Variance in cash.

With respect to the forgoing and any issuance of Shortfall Variance Shares, the Counterparty shall not issue any Shortfall Variance Shares pursuant to this provision to the extent that after giving effect thereto, the aggregate number of Shares that would be issued pursuant to this provision would exceed 19.99% of the Shares that are issued and outstanding immediately prior to such issuance, which number of shares shall be (i) reduced, on a share-for-share basis, by the number of Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated hereby under applicable rules of the NYSE and (ii) appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction that occurs after the date of this Confirmation (such maximum number of shares, the “Exchange Cap”), unless and until the Counterparty elects to solicit stockholder approval of the issuance of the Shortfall Variance Shares as contemplated hereby, and the stockholders of the Counterparty have in fact approved the issuance of the Shortfall Variance Shares as contemplated hereby in accordance with the applicable rules of the NYSE. In the event that there is an Exchange Cap, if the Counterparty does not elect to solicit stockholder approval and obtain such stockholder approval in accordance with the applicable rules of the NYSE, then the Counterparty will pay the Shortfall Variance in cash.

Maturity Consideration:	The “Maturity Consideration” means an amount equal to the product of (1) (a) the Number of Shares less (b) the number of Terminated Shares, multiplied by (2) $1.00 in the event of cash or, in the event of Shares, $2.00; and $2.50, solely in the event of a Registration Failure. In the event the Maturity Date is determined by clause (a) or (b) of Valuation Date, on such Maturity Date, Seller shall be entitled to receive the Maturity Consideration in cash or, at the option of Counterparty (other than in the case of a Delisting Event), Shares based on the average daily VWAP Price over 30 scheduled trading days ending on the Maturity Date (such shares to be paid as Maturity Consideration, the “Maturity Shares”); provided that the Maturity Shares used to pay the Maturity Consideration (i) (a) are registered for resale under an effective registration statement pursuant to the Securities Act under which Seller may sell or transfer the Shares or (b) may be transferred by Seller without any restrictions including the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2)) or the volume and manner of sale limitations under Rule 144 under the Securities Act and (ii) bear no restrictive legend (collectively, (i) and (ii) above, the “Share Conditions”); provided further that if the Maturity

Shares do not satisfy the Share Conditions, Seller shall instead receive such number of Shares equal to the product of (a) three (3) multiplied by (b) the (i) the Number of Shares less (ii) the number of Terminated Shares, (the “Penalty Shares”); provided further that if the Penalty Shares satisfy the Share Conditions within 45 days after the Maturity Date, Seller shall return to Counterparty such number of Penalty Shares that are valued in excess of Maturity Consideration based on the 10-day VWAP ending on the date that such Shares satisfied the Share Conditions. Counterparty, at Sellers’s option, will pay the Maturity Consideration on a net basis such that Seller retains a number of shares due to Counterparty upon the Maturity Date equal to the number of Maturity Shares or Penalty Shares payable to Seller, only to the extent the Number of Shares due to Counterparty upon the Maturity Date are equal to or more than the number of Maturity Shares or Penalty Shares payable to Seller, with any Maturity Consideration remaining due to be paid to Seller in newly issued Shares. For the avoidance of doubt, in addition to the Maturity Consideration, at the Maturity Date, Seller will be entitled to an amount in cash from the Escrow Account equal to the product of (i) the number of the Matured Shares multiplied by (ii) the Initial Price.

Share Consideration:	In addition to the Prepayment Amount, Counterparty shall pay directly from the Trust Account, on the Prepayment Date, an amount equal to the product of (x) 200,000 and (y) the Initial Price. The Shares purchased with the Share Consideration (the “Share Consideration Shares”) shall not be included in the Number of Shares in this Transaction, and the Seller and the Share Consideration Shares shall be free and clear of all obligations with respect to the Seller and such Share Consideration Shares in connection with this Confirmation. Notwithstanding the foregoing, should the Counterparty elect to pay to Seller the Cash Consideration as described below, the Share Consideration shall be zero. Counterparty shall make its election and notify Seller in writing prior to Seller acquiring Recycled Shares.

Cash Consideration:	The Counterparty shall pay to Seller in cash an amount equal to the product of (x) the Prepayment Amount, multiplied by (y) 0.50% by no later than the Prepayment Date. The Cash Consideration shall be subject to a floor of $200,000. Notwithstanding the foregoing, should the Counterparty elect to pay to Seller the Share Consideration as described above, the Cash Consideration shall be zero. If the Counterparty elects to pay the Cash Consideration, then the Share Consideration shall be zero.

Share Registration	At the written request of Seller and no earlier than the Counterparty’s redemption deadline and no later than the Maturity Date (the “Registration Request”), within forty-five (45) calendar days of the Registration Request, Counterparty shall file (at Counterparty’s sole cost and expense) with the Commission a registration statement registering the resale of all shares held by the Seller, including the Recycled Shares and the Share Consideration (the “Registration Statement”), and have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 60th calendar day (or 105th calendar day if the Commission notifies the Counterparty that it will “review” the Registration Statement) following the Registration Request and (ii) the 5th Local Business Day after the date the Counterparty is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review. Upon notification by the Commission that the

Registration Statement has been declared effective by the Commission, within two (2) Local Business Days thereafter, the Counterparty shall file the final prospectus under Rule 424 of the Securities Act of 1933, as amended containing a “plan of distribution” reasonably agreeable to Seller. Counterparty shall not identify Seller as a statutory underwriter in the Registration Statement unless requested by the Commission. The Counterparty will use its reasonable best efforts to keep the Registration Statement covering the resale of the shares as described above continuously effective (except for customary blackout periods, up to twice per year and for a total of up to 15 calendar days (and not more than 10 calendar days in an occurrence), if and when the Counterparty is in possession of material non-public information the disclosure of which, in the good faith judgment of the Counterparty’s board of directors, would be prejudicial, and the Counterparty agrees to promptly notify Seller of any such blackout determination) until all such shares have been sold or may be transferred without any restrictions including the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2) or the volume and manner of sale limitations under Rule 144 under the Securities Act; provided that Counterparty covenants and agrees to make all necessary filings, amendments, supplements and submissions in furtherance of the foregoing, including to register all of Seller’s Shares for resale; provided that it shall be a (“Registration Failure”) if (a) the Registration Statement covering all of the shares described above in this section is not declared effective after the 60th calendar day (or 105th calendar day if the Commission notifies the Counterparty that it will “review” the Registration Statement) after the Registration Request) or (b) the Registration Statement after it is declared effective ceases to be continuously effective (subject to the blackout periods as indicated above) as set forth in the preceding sentence for more than 15 consecutive calendar days. Seller will promptly deliver customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection with the Registration Statement, including those related to selling shareholders and to respond to SEC comments. If requested by Seller, the Counterparty shall remove or instruct its transfer agent to remove any restrictive legend with respect to transfers under the Securities Act from any and all Shares held by Seller if (1) the Registration Statement is and continues to be effective under the Securities Act, (2) such Shares are sold or transferred pursuant to Rule 144 under the Securities Act (subject to all applicable requirements of Rule 144 being met), or (3) such Shares are eligible for sale under Rule 144, without the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to the Shares and without volume or manner-of-sale restrictions; provided that Seller shall have timely provided customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection therewith. Any fees (with respect to the transfer agent, Counterparty’s counsel or otherwise) associated with the issuance of any legal opinion required by the Counterparty’s transfer agent or the removal of such legend shall be borne by the Counterparty. If a legend is no longer required pursuant to the foregoing, the Counterparty will, no later than five (5) Local Business Days following the delivery by Seller to the Counterparty or the transfer agent (with notice to the Counterparty) of customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent, remove the restrictive legend related to the book entry account holding the Shares and make a new, unlegended book entry for the Shares.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment.

Extraordinary Events:

Consequences of Merger Events involving Counterparty:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Cancellation and Payment.

Share-for-Combined:	Component Adjustment.

Tender Offer:	Applicable; provided, however, that Section 12.1(d) of the Equity Definitions is hereby amended by adding “, or of the outstanding Shares,” before “of the Issuer” in the fourth line thereof. Sections 12.1(e) and 12.1(l)(ii) of the Equity Definitions are hereby amended by adding “or Shares, as applicable,” after “voting Shares”.

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Calculation Agent Adjustment.

Share-for-Combined:	Calculation Agent Adjustment.

Composition of Combined Consideration:	Not Applicable.

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination); provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market, Nasdaq Capital Market or the Nasdaq Global Market (or their respective successors) or such other exchange or quotation system which, in the determination of the Calculation Agent, has liquidity comparable to the aforementioned exchanges; if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Business Combination Exclusion:	Notwithstanding the foregoing or any other provision herein, the parties agree that the Business Combination shall not constitute a Merger Event, Tender Offer, Delisting or any other Extraordinary Event hereunder.

Additional Disruption Events:

(a) Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by adding the words “(including, for the avoidance of doubt and without limitation, adoption or promulgation of new regulations authorized or mandated by existing statute)” after the word “regulation” in the second line thereof.

(a) Failure to Deliver:	Not Applicable.

(b) Insolvency Filing:	Applicable.

(c) Hedging Disruption:	Not Applicable.

(d) Increased Cost of Hedging:	Not Applicable.

(e) Loss of Stock Borrow:	Not Applicable.

(f) Increased Cost of Stock Borrow:	Not Applicable.

Determining Party:	For all applicable events, Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Determining Party, in which case a Third Party Dealer (as defined below) in the relevant market selected by Counterparty will be the Determining Party.

Additional Provisions:

Calculation Agent:	Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Calculation Agent, in which case an unaffiliated leading dealer in the relevant market selected by Counterparty in its sole discretion will be the Calculation Agent.

In the event that a party (the “Disputing Party”) does not agree with any determination made (or the failure to make any determination) by the Calculation Agent, the Disputing Party shall have the right to require that the Calculation Agent have such determination reviewed by a disinterested third party that is a dealer in derivatives of the type that is the subject of the dispute and that is not an Affiliate of either party (a “Third Party Dealer”). Such Third Party Dealer shall be jointly selected by the parties within one (1) Local Business Day after the Disputing Party’s exercise of its rights hereunder (once selected, such Third Party Dealer shall be the “Substitute Calculation Agent”). If the parties are unable to agree on a Substitute Calculation Agent within the prescribed time, each of the parties shall elect a Third Party Dealer and such two dealers shall agree on a Third Party Dealer by the end of the subsequent Local Business Day. Such Third Party Dealer shall be deemed to be the Substitute Calculation Agent. Any exercise by the Disputing Party of its rights hereunder must be in writing and shall be delivered to the Calculation Agent not later than the third Local Business Day following the Local Business Day on which the Calculation Agent notifies the Disputing Party of any determination made (or of the failure to make any determination). Any determination by the Substitute Calculation Agent shall be binding in the absence of manifest error and shall be made as soon as possible but no later than the second Local Business Day following the Substitute Calculation Agent’s appointment. The costs of such Substitute Calculation Agent shall be borne by (a) the Disputing Party if the Substitute Calculation Agent substantially agrees with the Calculation Agent or (b) the non-Disputing Party if the Substitute Calculation Agent does not substantially agree with the Calculation Agent. If, after following the procedures and within the specified time frames set forth above, a binding determination is not achieved, the original determination of the Calculation Agent shall apply.

Non-Reliance:	Applicable.

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.

Additional Acknowledgements:	Applicable.

Schedule Provisions:

Specified Entity:	In relation to both Seller and Counterparty for the purpose of:

Section 5(a)(v), Not Applicable

Section 5(a)(vi), Not Applicable

Section 5(a)(vii), Not Applicable

Cross-Default	The “Cross-Default” provisions of Section 5(a)(vi) of the ISDA Form will not apply to either party.

Credit Event Upon Merger	The “Credit Event Upon Merger” provisions of Section 5(b)(v) of the ISDA Form will not apply to either party.

Automatic Early Termination:	The “Automatic Early Termination” of Section 6(a) of the ISDA Form will not apply to either party.

Termination Currency:	United States Dollars.

Additional Termination Events:

Will apply to Seller and to Counterparty and Target. The occurrence of any of the following events shall constitute an Additional Termination Event in respect of which Seller and Counterparty and Target shall be Affected Parties:

(a) The BCA is terminated pursuant to its terms prior to the closing of the Business Combination.

Notwithstanding the foregoing, Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “Other Provisions — (d) Indemnification” shall survive any termination due to the occurrence of either of the foregoing Additional Termination Events.

Governing Law:	New York law (without reference to choice of law doctrine).

Credit Support Provider:	With respect to Seller and Counterparty, None.

Local Business Days:	Seller specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York. Counterparty specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Representations, Warranties and Covenants

1.

Each of Counterparty, Target and Seller represents and warrants to, and covenants and agrees with, the other as of the date on which it enters into the Transaction that (in the absence of any written agreement between the parties that expressly imposes affirmative obligations to the contrary for the Transaction):

(a)

Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(b)

Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction.

(c)	Non-Public Information. It is in compliance with Section 10(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(d)	Eligible Contract Participant. It is an “eligible contract participant” under, and as defined in, the Commodity Exchange Act (7 U.S.C. § 1a(18)) and CFTC regulations (17 CFR § 1.3).

(e)

Tax Characterization. It shall treat the Transaction as a derivative financial contract for U.S. federal income tax purposes, and it shall not take any action or tax return filing position contrary to this characterization.

(f)

Private Placement. It (i) is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act, (ii) is entering into the Transaction for its own account without a view to the distribution or resale thereof and (iii) understands that the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act.

(g)

Investment Company Act. It is not and, after giving effect to the Transaction, will not be required to register as an “investment company” under, and as such term is defined in, the Investment Company Act of 1940, as amended.

(h)

Authorization. The Transaction, including this Confirmation, has been entered into pursuant to authority granted by its board of directors or other governing authority. It has no internal policy, whether written or oral, that would prohibit it from entering into any aspect of the Transaction, including, but not limited to, the purchase of Shares to be made in connection therewith.

(i)

Affiliate Status. It is the intention of the parties hereto that Seller shall not be an “affiliate” (as such term is defined in Rule 405 under the Securities Act) of the Counterparty including INAQ or the Combined Company following the closing of the Business Combination, as a result of the transactions contemplated hereunder.

2.	Counterparty represents and warrants to, and covenants and agrees with Seller as of the date on which it enters into the Transaction that:

(a)	Total Assets. INAQ has total assets as of the date hereof and expects to have as of the closing of the Business Combination of at least USD $5,000,001.

(b)

Non-Reliance. Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that Seller is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards.

(c)

Solvency. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty under the Transaction, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages. Counterparty: (i) has not engaged in and will not engage in any business or transaction after which the property remaining with it will be unreasonably small in relation to its business, (ii) has not incurred and does not intend to incur debts beyond its ability to pay as they mature, and (iii) as a result of entering into and performing its obligations under the Transaction, (a) it has not violated and will not violate any relevant state law provision applicable to the acquisition or redemption by an issuer of its own securities and (b) it would not be nor would it be rendered “insolvent” (as such term is defined under Section 101(32) of the Bankruptcy Code or under any other applicable local insolvency regime).

(d)

Public Reports. As of the Trade Date, Counterparty is in material compliance with its reporting obligations under the Exchange Act, and all reports and other documents filed by Counterparty with the Securities and Exchange Commission pursuant to the Exchange Act, when considered as a whole (with the most recent such reports and documents deemed to amend inconsistent statements contained in any earlier such reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e)

No Distribution. Except with respect to any Shares that may be offered and sold pursuant to the Registration Statement, Counterparty is not entering into the Transaction to facilitate a distribution of the Shares (or any security that may be converted into or exercised or exchanged for Shares, or whose value under its terms may in whole or in significant part be determined by the value of the Shares) or in connection with any future issuance of securities.

(f)

SEC Documents. The Counterparty shall comply with the Securities and Exchange Commission’s guidance, including Compliance and Disclosure Interpretation No. 166.01, for all relevant disclosure in connection with this Confirmation and the Transaction, and will not file with the Securities and Exchange Commission any Form 8-K, Registration Statement on Form S-4 (or Form F-4 (if applicable)) (including any post-effective amendment thereof), proxy statement, or other document that includes any disclosure regarding this Confirmation or the Transaction without consulting with and reasonably considering any comments received from Seller, provided that, no consultation shall be required with respect to any subsequent disclosures that are substantially similar to prior disclosures by Counterparty that were reviewed by Seller.

(g)	Waiver. The Counterparty shall waive any violation of its “bulldog clause” and any other restrictions that would be caused by Seller entering into this Transaction.

(h)

Disclosure. The Counterparty agrees to comply with applicable SEC guidance in respect of disclosure and the Counterparty shall preview with Seller all public disclosure relating to the Transaction and shall consult with Seller to ensure that such public disclosure, including the press release, Form 8-K or other filing that announces the Transaction adequately discloses the material terms and conditions of the Transaction in form and substance reasonably acceptable to Seller; provided that the Form 8-K shall be publicly filed on the same date that definitive transaction documents are signed and provided further, that to the extent definitive transaction documents are not signed at least 48 hours prior to the Redemption Deadline, the Counterparty agrees to make all necessary disclosures (if any) at least 24 hours prior to the Redemption Deadline to ensure that Seller is not in possession of material non-public information as a result of the transactions outlined herein.

(i)

Listing. The Counterparty agrees to use its best efforts to maintain the listing of the Shares on a national securities exchange; provided that if the Shares cease to be listed on a national securities exchange or upon the filing of a Form 25 (each a “Delisting Event”), Seller may accelerate the Maturity Date under this Confirmation by delivering notice to the Counterparty and shall be entitled to the Break-up Fees, which shall be due and payable immediately following the Maturity Date.

(j)	Regulatory Filings. Counterparty covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction.

(k)

Regulation M and Target Approvals. Counterparty is not on the Trade Date and agrees and covenants that it will not be on any date Seller is purchasing shares that may be included in a Pricing Date Notice, engaged or engaging in a distribution, as such term is used in Regulation M under the Exchange Act, of any securities of Counterparty, other than a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M. Counterparty shall not, until the second scheduled trading day immediately following dates referenced in the preceding sentence, engage in any such distribution. Counterparty, including Target, also agrees and covenants that the BCA shall be executed and all required approvals and consents of the Target security holders in connection with the Business Combination shall be obtained and any subsequent valuation periods as contemplated under Regulation M under the Exchange Act, shall be completed in each case no later than INAQ’s redemption deadline.

(l)

Other Agreements. Counterparty covenants and agrees that it has not and will not enter into any other OTC Equity Prepaid Forward Transactions or similar transaction(s) or agreement(s) with any other person(s) without the prior written consent of Seller during the term of this Confirmation.

(m)

No conflicts. The execution and delivery by the Counterparty and Target of, and the performance by the Counterparty and the Target of its obligations under, the Transaction and the Confirmation and the consummation of the transactions contemplated by the Confirmation, including the payments and share issuances hereunder, do not and will not result in any breach or violation of or constitute a default under (nor constitute any event which, with notice, lapse of time or both, would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (or result in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Counterparty, the Target or any of their respective subsidiaries pursuant to) (i) any provision of applicable law, (ii) the organizational documents of any of the Counterparty, the Target or any of their respective subsidiaries, (iii) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument binding upon the Counterparty, the Target or any of their respective subsidiaries, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Counterparty, the Target or any of their respective subsidiaries, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Counterparty or the Target of their respective obligations under the Confirmation, except as have been obtained. In addition, the Counterparty and Target covenant and agree not to enter into any agreement or other arrangement that would prohibit, restrict or otherwise prevent the Counterparty from performing its obligations hereunder, including the making of any payment or Share issuance to the Seller.

3.

Target and the Combined Company, from and after the Business Combination, each covenants and agrees not to incur in excess of $10.0 million of indebtedness (as a result of incurring additional indebtedness, refinancing of existing indebtedness as of the date hereof, or otherwise) through and including the 90th day following the Prepayment Date without the prior written consent of the Seller. Indebtedness shall not include accounts payable at the closing of the Business Combination or otherwise.

4.	Seller represents and warrants to, and covenants and agrees with Counterparty as of the date on which it enters into the Transaction and each other date specified that:

(a)

Regulatory Filings. Seller covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction including, without limitation, as may be required by Section 13 or Section 16 (if applicable) under the Exchange Act and, assuming the accuracy of Counterparty’s Repurchase Notices (as described under “Repurchase Notices” below), any sales of the Recycled Shares will be in compliance therewith.

Transactions by Seller in the Shares

(a)

Seller hereby waives the redemption rights (“Redemption Rights”) set forth in the Certificate of Incorporation in connection with the Business Combination with respect to the Recycled Shares only during the term of this Confirmation. Seller may sell or otherwise transfer, loan or dispose of any of the Shares or any other shares or securities of the Counterparty in one or more public or private transactions at any time. Any Recycled Shares that are not Shortfall Sale Shares sold by Seller during the term of the Transaction will cease to be included in the Number of Shares.

(b)

No sale of Shares by Seller shall terminate all or any portion of this Confirmation (unless Seller issues a Shortfall Sale Notice or OET Notice within the deadlines contemplated in sections entitled Shortfall Sales and Optional Early Termination above), and provided that Seller complies with all of its other obligations hereunder nothing contained herein shall limit any of Seller’s purchases and sales of Shares.

No Arrangements

Seller, Counterparty and Target each acknowledge and agree that: (i) there are no voting, hedging or settlement arrangements between or among Seller, Counterparty and Target with respect to any Shares or the Counterparty or Target, other than those set forth herein; (ii) although Seller may hedge its risk under the Transaction in any way Seller determines, Seller has no obligation to hedge with the purchase, sale or maintenance of any Shares or otherwise; (iii) Counterparty and Target will not be entitled to any voting rights in respect of any of the Shares underlying the Transaction; and (iv) Counterparty and Target will not seek to influence Seller with respect to the voting or disposition of any Shares.

Wall Street Transparency and Accountability Act

In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, nor any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the date of this Confirmation, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the ISDA Form, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the ISDA Form.

Address for Notices

Notice to Seller:

1200 N Federal Hwy, Ste 200

Boca Raton, FL 33432

Email: notices@meteoracapital.com

With a copy to:

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105-2933

Attention: Jeffrey C. Selman

Email: jeffrey.selman@us.dlapiper.com

Notice to Counterparty:

Insight Acquisition Corp.

333 East 91st Street, New York, New York 10128

Attention: Jeffrey Gary

E-mail: jgary@insightacqcorp.com

With a copy to:

Loeb & Loeb LLP

345 Park Avenue | New York, NY 10154

Attention: Mitchell Nussbaum

Email: mnussbaum@loeb.com

Following the Closing of the Business Combination:

Avila Energy Corporation

201 – 1439 17th Avenue SE

Calgary, Alberta

T2G 1J9

Attention: Leonard Van Betuw

Email: leonard.v@avilaexpl.com

Notice to Target:

Avila Energy Corporation

201 – 1439 17th Avenue SE

Calgary, Alberta

T2G 1J9

Attention: Leonard Van Betuw

Email: leonard.v@avilaexpl.com

With a copy to:

Field Law

400 – 444 7 AVE SW, Calgary AB T2P 0X8

Attention: Erika Carrasco

Email: ecarrasco@fieldlaw.com

Other Provisions.

(a)	Rule 10b5-1.

(i)

Counterparty represents and warrants to Seller that Counterparty is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) for the purpose of inducing the purchase or sale of such securities or otherwise in violation of the Exchange Act, and Counterparty represents and warrants to Seller that Counterparty has not entered into or altered, and agrees that Counterparty will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares.

(ii)

Counterparty agrees that it will not seek to control or influence Seller’s decision to make any “purchases or sales” under the Transaction, including, without limitation, Seller’s decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Confirmation and the Transaction under the federal securities laws, including without limitation, the prohibitions on manipulative and deceptive devices under the Exchange Act.

(iii)

Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a written trading plan for trading securities.. Without limiting the generality of the foregoing, Counterparty acknowledges and agrees that any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws, including without limitation the prohibition on manipulative and deceptive devises under the Exchange Act and no such amendment, modification or waiver shall be made at any time at which Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)

Repurchase Notices. Counterparty shall, on any day on which Counterparty effects any repurchase of Shares (other than in connection with a Counterparty equity compensation program (e.g., to fund taxes in connection with vested RSUs), promptly give Seller a written notice of such repurchase (a “Repurchase Notice”), provided that Counterparty agrees that this information does not constitute material non-public information; provided further if this information shall be material non-public information, it shall publicly disclosed immediately. Counterparty agrees to indemnify and hold harmless Seller and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including losses relating to Seller’s hedging activities as a consequence of remaining or becoming a Section 16 “insider” following the closing of the Business Combination, including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to the Transaction), claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several, which an Indemnified Person may become subject to, as a result of Counterparty’s failure to provide Seller with a Repurchase Notice on the day and in the manner specified in this paragraph, and to reimburse, within thirty (30) days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing; provided, however, for the avoidance of doubt, Counterparty has no indemnification or other obligations with respect to Seller becoming a Section 16 “insider” prior to the closing of the Business Combination. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person as a result of Counterparty’s failure to provide Seller with a Repurchase Notice in accordance with this paragraph, such Indemnified Person shall promptly notify Counterparty in writing, and Counterparty, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Counterparty may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. Counterparty shall not be liable for any settlement of any proceeding contemplated by this paragraph that is effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Counterparty agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Counterparty shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding contemplated by this paragraph that is in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Counterparty hereunder, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of the Transaction.

(c)

Transfer or Assignment. The Seller may freely transfer or assign the rights and duties under this Confirmation. If at any time following the closing of the Business Combination at which (A) the Section 16 Percentage exceeds 9.9%, or (B) the Share Amount exceeds the Applicable Share Limit (if any applies) (any such condition described in clause (A) or (B), and “Excess Ownership Position”), Seller is unable to effect a transfer or assignment of a portion of the Transaction to a third party on pricing terms reasonably acceptable to Seller and within a time period reasonably acceptable to Seller such that no Excess Ownership Position exists, then Seller may designate any Local Business Day as an Early Termination Date with respect to a portion of the Transaction (the “Terminated Portion”), such that following such partial termination no Excess Ownership Position exists. In the event that Seller so designates an Early Termination Date with respect to a portion of the Transaction, a portion of the Shares with respect to the Transaction shall be delivered to Counterparty as if the Early Termination Date was the Valuation Date in respect of a Transaction having terms identical to the Transaction and a Number of Shares equal to the number of Shares underlying the Terminated Portion. The “Section 16 Percentage” as of any day is the fraction, expressed as a percentage, as determined by Seller, (A) the numerator of which is the number of Shares that Seller and each person subject to aggregation of Shares with Seller under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder and all persons who may form a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act) with Seller directly or indirectly beneficially own (as defined under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder) (the “Seller Group” ) and (B) the denominator of which is the number of Shares outstanding.

The “Share Amount” as of any day is the number of Shares that Seller and any person whose ownership position would be aggregated with that of Seller and any group (however designated) of which Seller is a member (Seller or any such person or group, a “Seller Person”) under any law, rule, regulation, regulatory order or organizational documents or contracts of Counterparty that are, in each case, applicable to ownership of Shares (“Applicable Restrictions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership under any Applicable Restriction, as determined by Seller in its sole discretion.

The “Applicable Share Limit” means a number of Shares equal to (A) the minimum number of Shares that could give rise to reporting (other than on Schedule 13D or 13G) or registration obligations or other requirements (including obtaining prior approval from any person or entity) of a Seller Person, or could result in an adverse effect on a Seller Person, under any Applicable Restriction, as determined by Seller in its sole discretion, minus (B) 0.1% of the number of Shares outstanding.

(d)

Indemnification. Counterparty agrees to indemnify and hold harmless each Indemnified Person from and against any and all losses (but not including financial losses to an Indemnified Person relating to the economic terms of the Transaction provided that the Counterparty performs its obligations under this Confirmation in accordance with its terms), claims, damages and liabilities (or actions in respect thereof) expenses (including reasonable attorney’s fees), joint or several, incurred by or asserted against such Indemnified Person arising out of, in connection with, or relating to, and to reimburse, within thirty (30) days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between any of the Indemnified Parties and the Counterparty or between any of the Indemnified Parties and any third party, or otherwise) to which they or any of them may become subject under the Securities Act, the Exchange Act or any other statute or at common law or otherwise or under the laws of foreign countries, arising out of or based upon the Transaction, including the execution or delivery of this Confirmation, the performance by Counterparty of its obligations under the Transaction, any breach of any covenant, representation or warranty made by Counterparty in this Confirmation or the ISDA Form, regulatory filings and submissions made by or on behalf of the Counterparty related to the Transaction (other than as relates to any information provided in writing by or on behalf of Seller or its affiliates), or the consummation of the transactions contemplated hereby, including the Registration Statement or any untrue statement or alleged untrue statement of a material fact contained in any registration statement, press release, filings or other document, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is related to the manner in which Seller sells, or arising out of any sales by Seller of, any Shares, including the Recycled Shares or found in a nonappealable judgment by a court of competent jurisdiction to have resulted from Seller’s material breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from Seller’s willful misconduct, bad faith or gross negligence in performing the services that are subject of the Transaction. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold harmless any Indemnified Person, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Person as a result of such loss, claim, damage or liability. In addition (and in addition to any other Reimbursement of Legal Fees and other Expenses contemplated by this Confirmation), Counterparty will reimburse any Indemnified Person for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty also agrees that no Indemnified Person shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Confirmation except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result from such Indemnified Person’s breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from the gross negligence, willful misconduct or bad faith of the Indemnified Person or breach of any U.S. federal or state securities laws or the rules, regulations or applicable interpretations of the Securities and Exchange Commission. The provisions of this paragraph shall survive the completion of the Transaction contemplated by this Confirmation and any assignment and/or delegation of the Transaction made pursuant to the ISDA Form or this Confirmation shall inure to the benefit of any permitted assignee of Seller.

(e)	Amendments to Equity Definitions.

(i)

Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (i) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (ii) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Form with respect to that Issuer.”; and

(ii)

Section 12.6(c)(ii) of the Equity Definitions is hereby amended by replacing the words “the Transaction will be cancelled,” in the first line with the words “Seller will have the right, which it must exercise or refrain from exercising, as applicable, in good faith acting in a commercially reasonable manner, to cancel the Transaction,”;

(f)

Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(g)

Attorney and Other Fees. Subject to clause (d) Indemnification (above), in the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Confirmation or the Transaction, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

(h)

Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(i)

Securities Contract; Swap Agreement. The parties hereto intend for (i) the Transaction to be (a) a “securities contract” as defined in the Bankruptcy Code, in which case each payment and delivery made pursuant to the Transaction is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “settlement payment,” within the meaning of Section 546 of the Bankruptcy Code, and (b) a “swap agreement” as defined in the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code and a “payment or other transfer of property” within the meaning of Sections 362 and 546 of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate, terminate and accelerate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the ISDA Form with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to otherwise constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(j)	Process Agent. For the purposes of Section 13(c) of the ISDA Form:

Seller appoints as its Process Agent: None

Counterparty appoints as its Process Agent: None.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us at your earliest convenience.

Very truly yours,

Meteora Special Opportunity Fund I, LP; Meteora Capital Partners, LP; and Meteora Select Trading Opportunities Master, LP

By:	/s/ Vikas Mittal
Name:	Vikas Mittal
Title:	CIO/Managing Member

Agreed and accepted by:

Insight Acquisition Corp.

By:	/s/ Jeffrey Gary
Name:	Jeffrey Gary
Title:	Chief Executive Officer

Avila Energy Corporation

By:	/s/ Leonard B. Van Betuw
Name:	Leonard B. Van Betuw
Title:	President & CEO

SCHEDULE A

FORM OF PRICING DATE NOTICE

Date: [•], 2023

To: Insight Acquisition Corp. (“Counterparty”)

Address: 333 East 91st Street New York, New York 10128

Phone: (917) 374-2922

From: Meteora Special Opportunity Fund I, LP, Meteora Capital Partners, LP, and Meteora Select Trading Opportunities Master, LP (collectively, “Seller”)

Re: OTC Equity Prepaid Forward Transaction

1. This Pricing Date Notice supplements, forms part of, and is subject to the Confirmation Re: OTC Equity Prepaid Forward Transaction dated as of [•], 2023 (the “Confirmation”) between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Pricing Date Notice except as expressly modified below.

2. The purpose of this Pricing Date Notice is to confirm certain terms and conditions of the Transaction entered into between Seller and Counterparty pursuant to the Confirmation.

Pricing Date: [•], 2023

Number of Shares: [•]

Exhibit 99.1

AVILA ENERGY CORPORATION EXPECTS TO LIST ON NASDAQ THROUGH

BUSINESS COMBINATION WITH INSIGHT ACQUISITION CORP.

•	Established, Canadian low-cost oil & gas producer with international business experience.

•

Business strategy will implement a closed system of carbon capture and sequestration upstream, combined with downstream direct-to-consumer sales and services for “EnerTwin,” a patented CO2 emission reduction technology.

•	Expects to be carbon neutral by year-end 2024, with a path toward to net zero by 2027.

•	Business combination anticipated to close in the 4th quarter of 2023.

Calgary, Alberta – April 3, 2023 – Avila Energy Corporation (CSE: VIK) (“Avila” or the “Company”), an established producer, explorer, and developer of energy in Western Canada, and Insight Acquisition Corp. (NYSE: INAQ) (“Insight”), a special purpose acquisition company, today announced they have entered into a business combination agreement. Upon closing of the transaction, the combined company will continue to operate as “Avila Energy Inc.” and intends to list on the Nasdaq Stock Market.

Avila is a Canadian-based energy company with a diversified and growing portfolio of 100%-owned and operated wells, three (3) oil and natural gas processing facilities and over 300 kms of gathering and sales pipelines that provides the Company the ability to economically increase natural gas, liquids production and conventional oil production. The Company’s development plans are projected to continue to materially increase revenues year-over-year that will result in additional sustainable free cash flow. The location of the Company’s wells and facilities, in Central Alberta, ensures upstream operations are able to continue to grow with year-round access (other than seasonal road restrictions during the second quarter). The Company’s team of professionals and seasoned field staff collectively represent over 200 years of combined experience in the industry and have a proven track record of developing and maintaining profitable and sustainable operations. Avila Energy is well-positioned to capitalize on a growth opportunity given the recent launch of the Company’s “Vertically Integrated Energy Business”.

Established in November 2022, Avila’s vertically integrated energy business is expected to deliver its first direct-to-consumer energy sales in North America in 2023, with a goal to deliver net zero tier 3 (scope 3) CO2 emission energy to consumers by 2027. The vertically integrated business is supported by over 10 years of research and development, including Avila’s equity investment in Micro Turbine Technology (“MTT”). Through this investment, Avila obtained preferred licensing rights to manufacture, sell, lease, and service the “EnerTwin,” a plug-and-play cleantech product designed for domestic and light commercial environments that runs on natural gas, LPG, biomethane and hydrogen mixes.

Through the integration of the EnerTwin technology into its revenue stream, Avila aims to become a net zero energy company through the development of three strategic phases:

•	Upstream, Avila Energy will continue to invest towards becoming a low-cost carbon-neutral energy producer that can generate sustainable free-cashflow over the long term.

•	Downstream, Avila Energy through the development of its Direct-to-Consumer sales, the Company will be diversifying its revenue stream, to increase demand, margins, and profitability.

•	Providing customers with the option to convert to Avila’s developing hydrogen-fueled solutions, expected to be commercially available in 2027, as part of its Corporate Vision.

Management Comments

Leonard Van Betuw, Avila’s President & CEO, stated, “Today marks an important milestone for the Avila team as we progress towards our mission to become a leading producer that delivers a diversified choice of environmentally responsible energy to consumers around the globe. We look forward to leveraging our industry expertise with Insight’s veteran team of capital market professionals to expand our presence across the U.S. and international markets, which we believe will position us to become a carbon neutral producer by year-end 2024, with a path toward to net zero by 2027.”

Michael Singer, Insight’s Executive Chairman, said, “We are excited to join forces with Avila through the proposed business combination. Our disciplined approach of identifying businesses that are changing their traditional industries aligns well with Avila’s mission to become a transformational and carbon-neutral energy provider.’’

Jeff Gary, Insight’s CEO, added, “As Avila paves the way to deliver a diversified choice of environmental and climate-friendly means of energy production, we look forward to providing the support that is necessary to continue rewarding its global stakeholders.”

Transaction Overview

Under the business combination agreement, Insight will continue from the State of Delaware to the Province of Alberta and acquire Avila in an amalgamation pursuant to a court-approved plan of arrangement under Alberta law. Following the closing, the combined company will continue to operate as “Avila Energy Inc.” and intends to list on the Nasdaq Stock Market. The board of directors of the combined company will consist of seven members, including five directors appointed by Avila and two directors appointed by Insight, and Leonard B. Van Betuw will remain the CEO and Chairman of the Board of the Resulting Company. A majority of the board will be independent under applicable stock exchange standards.

Avila’s shareholders will exchange their existing securities, including common shares, options, warrants and debentures, into the combined company based on a conversion ratio as set forth in the business combination agreement. At the time of signing, the number of fully diluted common shares of Avila outstanding was 150,540,414 common shares that will be exchanged for 12,580,000 common shares priced on March 30, 2023 at US$10.30. The remaining options, warrants, and debentures shall be assumed by the new public company, the terms of which will be amended to reflect the same exchange ratio. Depending on the number of redemptions by Insight’s public shareholders, (2,848,607 shares as of the date hereof), Avila shareholders will own the following interest in the post-closing combined company:

•	100% Redemption (Proceeds retained from trust of US$ 1,250,000) 67.2% by Avila’s shareholders;

•	50% Redemption (Proceeds retained from trust of US$15,781,215) 62.4% by Avila’s shareholders;

•	0% Redemption (Proceeds retained from trust of US$29,062,430) 57.9% by Avila’s shareholders.

Based on the pricing of US$10.30 per share on March 30, 2023, the market value of the combined Company is estimated to be US$192.6 million (US$10.30 share price multiplied by approximately 18,705,000 shares outstanding on closing). The assumptions to determine this value are the following: all shareholders of Insight vote in favor of the transaction, the redemption is 95%, and the share price is equal to the retained value of US$10.00 per share. There is a risk that the market value assumed above comes in lower than estimated. The Company, as deemed necessary and as per security legislation, will seek an independent fairness opinion to evaluate the Company prior to closing. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results.

In addition to the securities to be issued to Avila’s shareholders at closing, a pool of 7 million earnout shares will be issuable to certain directors, officers, employees, consultants and designees of Avila and Insight following the closing, subject to restrictions and forfeiture depending on the satisfaction of post-closing performance milestones, including for any twenty (20) trading days within any thirty (30)-consecutive trading day period beginning on the closing date and ending on the date that is forty-eight (48) months following the closing date, the volume weighted average price of the shares equals or exceeds $15.00 per share. Leonard B. Van Betuw, President & CEO, has been assigned 750,000 shares.

Avila expects to use the proceeds from the proposed business combination, following the payment of transaction expenses, to fund the development of its business, including the development of its Vertically Integrated Energy Business in parallel with the development of its Alberta assets and international opportunities currently undergoing due diligence and negotiations.

The boards of directors of both Avila and Insight have unanimously approved the proposed business combination, which is expected to be completed in the third quarter of 2023. The transaction requires the approval of the shareholders of both Avila and Insight and is subject to other customary closing conditions, including a requirement to list the common shares of the combined company on either the NYSE or Nasdaq. Avila’s board has a customary “fiduciary out,” subject to payment of a break fee plus expense reimbursement, and may seek a fairness opinion in connection with the transaction. There is no minimum cash closing condition, although the parties have entered into certain financing arrangements, as discussed below.

Contemporaneously with the execution of the business combination agreement, certain holders of common stock of Insight entered into the amended and restated Sponsor Support Agreement, pursuant to which such holders agreed to approve the business combination agreement and the proposed transactions. Mr. Leonard Van Betuw also entered into a Company Support & Lock-Up Agreement, pursuant to which he agreed to approve the business combination agreement and the proposed transactions.

Financing Arrangements

Simultaneously with the execution of the business combination agreement, Insight and Avila entered into a prepaid forward purchase agreement with certain affiliates of Meteora Capital Partners (“Meteora”). Pursuant to the forward purchase agreement (“FPSA”), Meteora has committed to purchase up to 2,500,000 Class A common Insight Shares at approximately US $10.00 per share totaling US$25,000,000 (the “Backstop”) in advance of the consummation of the business combination. This purchase shall take place and is subject to the outcome of the final redemptions exercised by the Insight public shareholders prior to closing. Assuming no such redemptions, there would be US$29,065,243 held in trust at closing. Of the shareholders who exercise such redemption rights, up to the first 2,500,000 shares may be purchased by Meteora, (US$25,000,000). 5% of any funds used to purchase such shares will be released to the Company at closing of the business combination with the remaining 95% of these funds to a maximum of US$23,750,000 to be held in escrow in support of the future sale of shares, at the investor’s election.    Shares held by the investor and subject to the Backstop may be sold into the market by Meteora. Therefore, subject to market conditions at the time of the completion of the sale of shares by Meteora, the Company may receive up to US$22,562,500 in proceeds from the future sale shares from the funds being held in escrow, less fees, and commissions, pursuant to the Backstop terms.

It should be noted that some of Meteora’s funds also purchased units of Insight in its initial public offering and received founder shares in consideration for such purchases.

In addition to the forward purchase agreement, the business combination agreement provides that Avila and Insight will use commercially reasonable efforts to conduct a private placement of up to US$35,000,000 in Avila’s convertible debentures prior to the closing of the Business Combination, that are to be priced within the context of the redemption price of the Insight shares in trust of US$10.00.

Conversion of Convertible Preferred Shares

The execution of the business combination agreement triggered the conversion of 30,000,000 convertible preferred shares of Avila held by Leonard Van Betuw, Avila’s President & CEO. The preferred shares were converted to common shares of Avila on a one-for-one basis.

This press release is issued pursuant to National Instrument 62-104 - Take-Over Bids and Issuer Bids and National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. As a result of the conversion of the convertible preferred shares, Mr. Van Betuw will hold 28.36% of the issued and outstanding common shares of Avila.

This conversion constitutes a related party transaction pursuant to Multilateral Instrument 61-101 –Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as Mr. Van Betuw is an officer and director of the Company. However, the Company expects such participation would be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as the fair market value of the common shares subscribed for, nor the consideration for the common shares paid by Mr. Van Betuw, would exceed 25% of the Company’s market capitalization. The Company did not file a material change report in respect of the related party transaction at least 21 days before the conversion of the convertible preferred shares, which the Company deems reasonable in the circumstances to complete the execution of the business combination agreement in an expeditious manner.

A report respecting this acquisition will be electronically filed with the Securities Commission in each jurisdiction where Avila is reporting and will be available for viewing on SEDAR at www.sedar.com.

Advisors

WeirFoulds LLP and Dorsey & Whitney LLP are serving as legal advisors to Avila. Loeb & Loeb LLP is serving as legal advisor to Insight.

About Avila Energy Corporation

The Company is an emerging CSE listed corporation trading under the symbol VIK, and in combination with an expanding portfolio of 100% Owned and Operated oil and natural gas production, pipelines and facilities is a licensed producer, explorer, and developer of energy in Canada. The Company, through the implementation of a closed system of carbon capture and sequestration and an established path underway towards the material reduction of Tier 1, Tier 2, and Tier 3 emissions, continues to work towards becoming a Vertically Integrated low-cost Carbon Neutral Energy Producer. The Company continues to grow and achieve its results by focusing on the application of a combination of proven geological, geophysical, engineering, and production techniques. For additional information, please visit avilaenergy.com.

About Insight Acquisition Corp.

Insight Acquisition Corp. is a special purpose acquisition company formed solely to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Insight Acquisition Corp. is sponsored by Insight Acquisition Sponsor LLC. For additional information, please visit insightacqcorp.com.

Additional Information and Where to Find It

Additional information relating to the proposed business combination, including a copy of the business combination agreement, will be included in a Current Report on Form 8-K to be filed by Insight with the U.S. Securities and Exchange Commission (the “SEC”). Insight also intends to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus covering the securities of Insight to be issued in the transaction and soliciting the vote of Insight’s shareholders to approve the transaction. Once the registration statement is declared effective by the SEC, Insight will mail the definitive proxy statement/prospectus to its shareholders. The documents filed by Insight with the SEC may also be obtained free of charge at the SEC’s website at www.sec.gov or upon written request to Insight as set forth further below under “Contacts”.

Avila will be filing a copy of the business combination agreement under its profile on SEDAR at www.sedar.com. Additional details relating to the proposed business combination will be available in the management information circular to be provided to shareholders in order to approve the transaction. Once mailed to the shareholders of Avila it will also be filed under the Company’s profile on SEDAR.

This press release does not contain all the information that should be considered relating to the proposed business combination and is not intended to form the basis of any investment or other decision in respect of the transaction. Insight and Avila urge their investors and other interested persons to read, once available, the definitive proxy statement/prospectus and other documents filed with the SEC in connection with the transaction as they become available, as these materials will contain important information about Insight, Avila, and the transaction.

Participants in the Solicitation

Insight and Avila and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Insight’s shareholders and Avila’s shareholders in connection with the proposed business combination. A list of the names of the directors and executive officers of Avila and Insight and information regarding their interests in the transaction will be contained in the proxy statement when available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

Certain information set forth in this press release contains “forward-looking statements” with respect to the proposed business combination between the Company and Insight. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Many actual events and circumstances are beyond the control of the Company and Insight.

All statements in this press release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements, including, but not limited to the execution of the business combination agreement, the occurrence of and the anticipated date of closing of the transaction, the availability of financing for the transaction and Insight at the time of signing, the anticipated price per share post-closing of the transaction which will affect the enterprise value, and the post-Closing governance of the Resulting Company. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company’s and Insight’s control, including completion of customary due diligence with respect to the transaction, approval by the Insight shareholders of an extension of the time by which they must consummate an initial business combination, outstanding proceeds remaining in trust following redemption by Insight shareholders, listing approval by a United States exchange and the impact of general economic conditions, industry conditions, the regulatory environment, volatility of commodity prices, currency fluctuations, environmental risks, operational risks, competition from other industry participants and stock market volatility, success and commitment of customers to the EnerTwin product, maintaining the licensing rights to manufacture, sell, lease, and service the EnerTwin, become a carbon neutral energy provider by year-end 2024 and net zero by 2027, expansion in the U.S. and international markets. Although the Company and Insight believe that the expectations in its forward-looking statements are reasonable, its forward-looking statements have been based on factors and assumptions concerning future events which may prove to be inaccurate. Those factors and assumptions are based upon currently available information. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated, or implied in the forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements, as no assurance can be provided as to future results, levels of activity or achievements. Risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in the Company’s public disclosure documents available at www.sedar.com and Insight’s public disclosure documents available through the EDGAR filing system at www.sec.gov. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and, except as required by applicable law, neither the Company nor Insight undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Contacts

Avila Energy Corporation

•	Ronnie Shporer, Investor Relations, North America (ron.s@avilaenergy.com)

•	Peter Nesveda, Investor Relations, International (peter@intuitiveaustralia.com.au)

•	Leonard B. Van Betuw, President & CEO (leonard.v@avilaenergy.com)

Insight Acquisition Corp.

Gateway Group

Cody Slach and Georg Venturatos

949-574-3860

INAQ@gatewayir.com